Exhibit 2.1

EXECUTION VERSION

MASTER ACQUISITION AGREEMENT

DATED AS OF

APRIL 14, 2014

BY AND BETWEEN

MOTOROLA SOLUTIONS, INC.

AND

ZEBRA TECHNOLOGIES CORPORATION

MASTER ACQUISITION AGREEMENT

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		30

4.1	Corporate Organization	30
4.2	Authorization	30
4.3	No Conflict	30
4.4	Legal Proceedings	31
4.5	Available Financing	31
4.6	Solvency	31
4.7	Brokers’ Fees	32
4.8	Disclaimer of Other Representations and Warranties	32

ARTICLE 5 PRE-CLOSING COVENANTS		32

5.1	Interim Operations	32
5.2	Access to Information	36
5.3	Intercompany Arrangements	36
5.4	Resignations	37
5.5	Confidentiality	37
5.6	Regulatory Filings; Consents	37
5.7	Satisfaction of Conditions Precedent	39
5.8	Financing	40
5.9	Bulk Transfer Laws	44
5.10	Insurance	44
5.11	Interim and Audited Financial Statements	45
5.12	Exclusivity	46
5.13	Certain Transaction Matters	46
5.14	Reynosa Manufacturing	46

ARTICLE 6 CONDITIONS PRECEDENT TO THE CLOSING		47

6.1	Conditions to Each Party’s Obligations	47
6.2	Conditions to the Obligations of the Seller	48
6.3	Conditions to the Obligations of the Purchaser	49
6.4	Frustration of Closing Conditions	50

ARTICLE 7 TERMINATION OF AGREEMENT		50

7.1	Termination	50
7.2	Effect of Termination	51
7.3	Nonexclusivity of Termination Rights	51
7.4	Financing Failure	52

ARTICLE 8 INDEMNIFICATION		52

8.1	Indemnification by the Seller	52
8.2	Indemnification by the Purchaser	53
8.3	Claim Procedure	53
8.4	Survival of Representations, Warranties and Covenants	56
8.5	Limitations	57
8.6	Exclusive Remedy	58
8.7	Exercise of Remedies by Persons Other than the Parties	59
8.8	Releases	59

MASTER ACQUISITION AGREEMENT

ii

ARTICLE 9 TAX MATTERS		60

9.1	Liability and Indemnification for Taxes	60
9.2	Allocation of Purchase Price	62
9.3	Tax Refunds and Tax Benefits	63
9.4	Cooperation	64
9.5	Tax Returns of the Acquired Companies	64
9.6	Activities After the Initial Closing	65
9.7	338 Elections	66
9.8	Dual Consolidated Losses	66
9.9	Tax Sharing Agreements	67
9.10	Tax Savings	67
9.11	NOLs and Tax Attributes	68
9.12	Seller’s Election	68
9.13	Tax Withholding	68

ARTICLE 10 OTHER AGREEMENTS		68

10.1	Further Assurances	68
10.2	Wrong Pocket	69
10.3	Cooperation; Records and Documents	69
10.4	Indemnification	70
10.5	Confidential Information	71
10.6	Assignment of Contracts and Permits	72
10.7	Shared Contracts	73
10.8	Transfer of Acquired Assets; Risk of Loss	74
10.9	Certain Real Property Matters	75
10.10	Closing of Books	76
10.11	Non-Competition	76
10.12	Reimbursement of Certain Financing Costs	77

ARTICLE 11 MISCELLANEOUS		77

11.1	Governing Law; Forum	77
11.2	Binding Effect, Assignment and Beneficiaries	79
11.3	Severability	80
11.4	Entire Agreement; Conflicting Provisions	80
11.5	Counterparts	80
11.6	Expenses	81
11.7	Amendment	81
11.8	Waiver	81
11.9	Notices	81
11.10	Construction of Agreement	82
11.11	No Joint Venture	83
11.12	Disclosure Schedules	83
11.13	Remedies Cumulative; Specific Performance	83
11.14	Contract Under Seal	84

MASTER ACQUISITION AGREEMENT

iii

MASTER ACQUISITION AGREEMENT

THIS MASTER ACQUISITION AGREEMENT (this “Agreement”) is entered into as of April 14, 2014, by and between Motorola Solutions, Inc., a Delaware corporation (the “Seller”), and Zebra Technologies Corporation, a Delaware corporation (the “Purchaser”). Certain other capitalized terms used in this Agreement are defined in the appended Exhibit A.

RECITALS

WHEREAS, the Seller, directly and through certain of its Affiliates, is engaged in the Business; and

WHEREAS, the Seller desires to sell and transfer to the Purchaser, and the Purchaser desires to acquire from the Seller, the Business, and in furtherance thereof, at each applicable Closing, the Seller will sell and assign, and will cause the other members of the Seller Group to sell and assign, to the Purchaser Group, and the Purchaser will purchase and assume, and will cause the other members of the Purchaser Group to purchase and assume, from the Seller Group, certain of the assets and liabilities of the Business, including all of the capital stock of the Acquired Companies, all on the terms and conditions hereinafter set forth.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals, the mutual representations, warranties, covenants and agreements set forth in this Agreement and the other Transaction Agreements, and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties, intending to be legally bound, agree as follows:

ARTICLE 1

THE TRANSACTIONS

1.1 Purchase and Sale of Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the applicable Closing, the Seller agrees to (and, where applicable, to cause the other members of the Seller Group to) sell, convey, assign, transfer and deliver to the Purchaser Group, and the Purchaser agrees to (and, where applicable, to cause the other members of the Purchaser Group to) purchase, acquire and accept from the Seller Group (i) the Acquired Company Shares, free and clear of all Encumbrances other than Permitted Encumbrances and (ii) all of the following Assets owned, licensed or leased by the Seller or its Affiliates (other than the Acquired Companies) (except for the Excluded Assets) (the “Separately Owned Acquired Assets”) wherever located and by whomever possessed free and clear of all Encumbrances other than Permitted Encumbrances:

(a) Real Property Leases. The real property leases or subleases listed on Schedule 1.1(a) (the “Assumed Real Property Leases”);

(b) Acquired Tangible Personal Property. All tangible personal property of the Seller Group used or held for use primarily in, or relating primarily to, the operation or conduct of the Business, and interests therein, including the following tangible personal property and interests therein: (i) all machinery, manufacturing equipment, laboratory and test equipment and

MASTER ACQUISITION AGREEMENT

apparatus, tools, dies, vehicles, and spare and replacement parts used or held for use primarily in, or relating primarily to, the operation or conduct of the Business, and (ii) all office equipment, personal computers (subject to Section 1.2(q)), communications equipment, furniture and furnishings used or held for use primarily in, or relating primarily to, the operation or conduct of the Business (in each case, including rights, if any, in any of the foregoing that have been purchased subject to any conditional sales or title retention agreement in favor of any other Person) (collectively, the “Acquired Tangible Personal Property”);

(c) Contracts. Subject to Section 10.6, all rights under (i) all Contracts (excluding Assumed Real Property Leases) used or held for use exclusively in, or relating exclusively to, the operation or conduct of the Business, whether existing as of the date hereof or entered into prior to the applicable Closing Date in accordance with Section 5.1(a) hereof, (ii) all Seller Financing Contracts, (iii) all customer Contracts primarily related to the Business that constitute Non-Assignable Shared Contracts, and (iv) all other Contracts listed on Schedule 1.1(c) (as such schedule may be supplemented prior to each applicable Closing Date by mutual agreement of the parties) or in any Transfer Document (by mutual agreement of the parties) (collectively, the “Assumed Contracts”);

(d) Claims. To the extent transferable, all rights, claims, credits, causes of action or rights of set-off against Third Parties to the extent relating to or arising from the Separately Owned Acquired Assets or the Assumed Liabilities, including unliquidated rights under manufacturers’ and vendors’ warranties;

(e) Inventory. All inventory used or held for use primarily in the Business including all raw materials, work-in-process and finished goods (including in transit, on consignment or in the possession of any third Person) (“Inventory”);

(f) Intellectual Property. The Intellectual Property rights to be transferred to the Purchaser pursuant to the IP Agreement;

(g) Permits. Subject to Section 10.6 hereof, all transferable Governmental Authorizations that are (i) used or held for use exclusively in, or relate exclusively to, the operation or conduct of the Business or the operation of the real property subject to an Assumed Real Property Lease, (ii) otherwise listed on Schedule 1.1(g), or (iii) required for the use or occupancy of any parcel of real property that is the subject of an Assumed Real Property Lease (collectively, the “Assigned Permits”);

(h) Business Records. To the extent transferable without violating any applicable Law or Order, all books, records, files and papers, whether in hard copy or computer format, in the possession of the Seller Group, to the extent used in the Business or otherwise relating to the Acquired Assets or Assumed Liabilities, including all manuals, data, sales and advertising materials, customer and supplier lists and reports, sales, distribution and purchase correspondence, and all original and duplicate copies of the foregoing (the “Business Records”);

(i) Trade Receivables. All of the accounts and notes receivable and unbilled revenues to the extent relating to or arising from the sale of goods or materials and the rendering of services in connection with the operation of the Business (the “Accounts Receivable”), together with all unpaid interest accrued thereon, if any. For the avoidance of doubt, “Accounts Receivable” excludes any receivables factored prior to the date of this Agreement;

MASTER ACQUISITION AGREEMENT

(j) Financing Notes; Receivables. All of the promissory notes issued to the Seller or an Affiliate of the Seller, or receivables or leasing arrangements otherwise held by the Seller or an Affiliate of the Seller, related to financing provided by the Seller or an Affiliate of the Seller for the benefit of customers of the Business (the “Seller Financing Receivables”);

(k) Prepaid Charges. All deferred and prepaid charges, recoverable deposits, advances, expenses, sums and fees solely to the extent related to the Business or the Assumed Liabilities arising from payments made prior to the applicable Closing Date for goods or services where such goods or services have not been received as of the applicable Closing Date;

(l) Bank Accounts. Subject to the last sentence of Section 10.2, those bank accounts and lockboxes set forth on Schedule 1.1(l) (the “Transferred Accounts”) and Cash, if any, held therein as of the Initial Closing Date (the “Transferred Cash”);

(m) Goodwill. All goodwill relating to the Business or the Acquired Assets;

(n) Other Equity Interests. All of the equity interests owned in each other Business Entity listed on Schedule 1.1(n), subject to the rights of Third Parties pursuant to the organizational or operating documents of such entities; and

(o) Balance Sheet Assets. To the extent not the type of asset otherwise specifically addressed in subsections (a) through (n) above, (i) all assets included in the Final Closing Working Capital, and (ii) all other assets that are primarily related to the Business of the type or nature reflected on the Most Recent Balance Sheet.

For the avoidance of doubt, the Purchaser Group will acquire all Acquired Company Assets by virtue of the acquisition of the Acquired Company Shares or pursuant to the Merger described in Section 1.6 hereof, except as set forth on Schedule 5.1 which sets forth assets to be transferred out of an Acquired Company prior to the Initial Closing Date, none of which is primarily related to the Business.

1.2 Excluded Assets. The Purchaser expressly understands and agrees that all other assets and properties of the Seller and its Affiliates (i) that are owned by the Acquired Companies and are listed on Schedule 5.1 and (ii) that are not Separately Owned Acquired Assets will be excluded from the Acquired Assets and the Contemplated Transactions and will be retained by the Seller Group (collectively, the “Excluded Assets”). For the avoidance of doubt, the following are Excluded Assets:

(a) Intellectual Property. All Intellectual Property rights other than the rights to be transferred or licensed to the Purchaser Group pursuant to the IP Agreement;

(b) Corporate Services. Except as otherwise provided herein or in any Transaction Agreement, all rights to receive administrative and corporate (overhead, shared and other) services and benefits of any kind provided to the Business by the Seller Group, either directly or indirectly through Third Party service providers, prior to the applicable Closing Date,

MASTER ACQUISITION AGREEMENT

or in any Transaction Agreement, including (i) computer and information processing services, (ii) finance, accounting and payroll services, (iii) facilities management services (including environmental, health and safety), (iv) treasury services (including banking, insurance, administration, taxation and internal audit), (v) general and administrative services, (vi) executive and management services, (vii) legal services, (viii) human resources services, (ix) risk management services, (x) group purchasing services, (xi) corporate marketing, strategy and development services, (xii) corporate travel and aircraft services, and (xiii) investor relations services;

(c) Cash. All Cash, bank accounts and lockboxes (other than the Transferred Accounts and the Transferred Cash);

(d) Tax Refunds. All claims, rights and interests of the Seller and the Seller’s Affiliates in and to any Tax refunds, credits or similar benefits attributable to any Excluded Taxes or Tax payments made for Pre-Closing Periods;

(e) Contracts. All Contracts (and rights thereunder) that are not an Assumed Contract or an Assumed Real Property Lease;

(f) Insurance. All rights of the Seller Group to any and all insurance policies, binders and claims and rights thereunder and proceeds thereof;

(g) Corporate Documents. The corporate charter, seal, minute books, stock record books, and other similar documents relating to the organization, maintenance and existence of the Seller or any other member of the Seller Group;

(h) Records and Documents. All rights of the Seller Group to all records and documents other than the Business Records;

(i) Affiliate Transactions. Any agreements, transactions, accounts, contracts, commitments or arrangements with other groups, sectors or Affiliates of the Seller (other than solely as between the Acquired Companies);

(j) Employee Benefits. All Employee Benefit Plans (and all assets of such Employee Benefit Plans);

(k) Company Name. Any trade name, trademark, service mark or logo using or incorporating the name or the term “Motorola” or any derivations thereof, and all goodwill associated with the corporate name of the Seller or any other member of the Seller Group or the term “Motorola”;

(l) Other Rights. All assets and other rights relating to the Business sold or otherwise transferred or disposed of during the period from the date hereof through and including the applicable Closing Date, in any event in accordance with the provisions hereof, and all rights arising under or relating to any Excluded Liability;

(m) Claims. Any rights, claims, credits, causes of action or rights of set-off of the Seller and the Seller’s Affiliates (other than the Acquired Companies) against Third Parties to the extent relating to or arising in connection with the Excluded Assets or the Excluded Liabilities;

MASTER ACQUISITION AGREEMENT

(n) Security Deposits. Except to the extent reimbursed by the Purchaser pursuant to Section 10.9(a), all cash security deposits held by a landlord with respect to an Assumed Real Property Lease;

(o) Transaction Agreements and Records. All rights under this Agreement and any other Transaction Agreement, and any records prepared in connection with the transfer of the Acquired Assets, including analyses relating to the Business and the Acquired Assets prepared in connection with the transfer of the Acquired Assets;

(p) Business Entities. Other than the Acquired Company Shares and other than as set forth in Section 1.1(n) hereof, all ownership interests in any Business Entity; and

(q) Personal Computers. Any personal computers used or held for use by any employee of any Seller Group member that is not a Transferred Employee.

1.3 Assumption of Liabilities. Subject to the conditions set forth in this Agreement, in addition to the Purchase Price and as additional consideration for the Acquired Assets, at the applicable Closing, the Purchaser shall assume (or cause another member of the Purchaser Group to assume), and agrees to pay, perform and discharge (or cause another member of the Purchaser Group to pay, perform and discharge) when due, the following Liabilities of the Seller and its Affiliates (other than the Acquired Companies) accruing, arising or relating to any period on, prior to or after the applicable Closing Date, or payable by reason of any act, event or omission occurring on, prior to or after the applicable Closing, in each case, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”):

(a) Employee Liabilities. All Liabilities assumed by the Purchaser Group pursuant to the Employee Matters Agreement, including the Assumed Employment Liabilities (as defined therein).

(b) Accounts Payable. All accounts payable and accrued payment obligations to the extent relating to or arising from the purchase of goods or materials or services in connection with the operation of the Business, whether arising on, prior to or after the applicable Closing Date (the “Accounts Payable”);

(c) Contracts. All Liabilities arising on, prior to or after the applicable Closing Date under the Assumed Contracts and the Assumed Real Property Leases;

(d) Warranty Claims. Any and all claims and Legal Proceedings to the extent relating to warranty obligations or services or claims of manufacturing or design defects with respect to any product or service sold or provided by the Business whether on, prior to or after the applicable Closing Date, whether or not such claims or proceedings were accrued, liquidated, contingent, or known or unknown to the Seller Group on, prior to or after the applicable Closing Date;

MASTER ACQUISITION AGREEMENT

(e) Taxes. All Liabilities for Taxes to the extent relating to the Business or the Acquired Assets that are not Excluded Taxes;

(f) Litigation. All Liabilities in respect of any Legal Proceeding against any member of the Seller Group primarily related to or arising out of the operation of the Business or the ownership and operation of the Acquired Assets, or any Assumed Contract or any Assumed Real Property Lease (including in connection with any indemnification, warranty or other obligation thereunder), whether arising on, prior to or after the applicable Closing Date;

(g) Environmental Liabilities. All Liabilities arising under any Environmental Law with respect to the Assumed Real Property Leases and any Acquired Tangible Personal Property, in each case whether or not first arising or caused on, prior to or after the applicable Closing or otherwise related to the operation of the Business or any Acquired Asset on, prior to or after the applicable Closing;

(h) Balance Sheet Liabilities. To the extent not the type of Liability otherwise specifically addressed in subsections (a) through (g) above, (i) all Liabilities, accruals and reserves included in the Final Closing Working Capital, and (ii) other than those set forth on Schedule 1.3(h), all other Liabilities that are primarily related to the Business of the type or nature reflected on the Most Recent Balance Sheet; and

(i) Other Liabilities. To the extent not the type of Liability otherwise specifically addressed in subsections (a) through (h) above, all other Liabilities primarily relating to, primarily arising from or primarily incurred in connection with the operation of the Business or the ownership and operation of the Acquired Assets.

For the avoidance of doubt, the Purchaser Group will assume all Liabilities of the Acquired Companies (the “Acquired Company Liabilities”) by virtue of its acquisition of the Acquired Company Shares.

1.4 Excluded Liabilities. The Purchaser Group is assuming only the Assumed Liabilities and is not assuming any other Liability, including the following Liabilities (the “Excluded Liabilities”):

(a) Excluded Taxes. All Liabilities for Excluded Taxes;

(b) Indebtedness. Any Liabilities in respect of indebtedness for borrowed money;

(c) Excluded Assets. Any Liabilities arising out of or related to any Excluded Asset;

(d) Excluded Services. Except for Assumed Liabilities, any Liabilities arising out of or related to the Excluded Services;

(e) Employees. All Liabilities not expressly assumed by the Purchaser Group pursuant to the Employee Matters Agreement with respect to the subject matters covered thereby, including the Excluded Employment Liabilities (as such term is defined in the Employee Matters Agreement); and

(f) Acquired Company Liabilities. Any Liabilities of any Acquired Company to the extent not related to or arising out of the conduct of the Business prior to the Initial Closing.

MASTER ACQUISITION AGREEMENT

1.5 Certain Transfers of Acquired Assets; Assumption of Liabilities. The Acquired Company Shares and the other Acquired Assets will be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities will be assumed, in accordance with the local country transactions as set forth in Schedule 1.5, and pursuant to transfer and assumption agreements and such other instruments and agreements in such form as may be necessary or appropriate to effect a conveyance of the Acquired Assets, and an assumption of the Assumed Liabilities, in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements and such other instruments and agreements will be prepared by the Seller in a form reasonably acceptable to the Purchaser and will include the following:

(a) stock powers in substantially the form appended hereto as Exhibit E (collectively, the “Stock Powers”) and, to the extent they exist to the Knowledge of the Seller, original certificates representing the Acquired Company Shares;

(b) a bill of sale in substantially the form appended hereto as Exhibit F-1 (the “Bill of Sale”);

(c) a general assignment and assumption of Liabilities in substantially the form appended hereto as Exhibit F-2 (the “Assignment and Assumption Agreement”);

(d) local asset transfer agreements for each jurisdiction other than the United States of America in which Acquired Assets or Assumed Liabilities are located in substantially the form appended hereto as Exhibit G (collectively, the “Local Asset Transfer Agreements”), with only such deviations therefrom as are required by applicable local law;

(e) assignments for all Assumed Real Property Leases duly executed and acknowledged by the applicable member of the Seller Group, each substantially in the form attached hereto as Exhibit J; and

(f) such other instruments and agreements as may be required to effect the purchase and assignment and assumption of the Acquired Company Shares, the other Acquired Assets and the Assumed Liabilities, including, where necessary, separate agreements to effect the transfer of any Intellectual Property that constitutes an Acquired Asset

(collectively, clauses (a)–(f), the “Transfer Documents”), and will be executed no later than at or as of the Initial Closing or applicable Additional Closing by the Seller and/or another member of the Seller Group, as appropriate, and the Purchaser and/or another member of the Purchaser Group, as appropriate. The provisions of this Section 1.5 notwithstanding, all of the shares of capital stock of STI will be acquired by the Purchaser pursuant to the Merger described in Section 1.6 below.

MASTER ACQUISITION AGREEMENT

1.6 STI Merger. On the Initial Closing Date and subject to the terms and conditions of this Agreement, Merger Sub will merge with and into STI (the “Merger”) at the Effective Time. STI shall be the corporation surviving the Merger (the “Surviving Corporation”).

(a) At the Initial Closing, (i) the Seller will deliver to the Purchaser the various certificates, instruments, and documents referred to in Section 1.6(h) below, (ii) the Purchaser will deliver to the Seller the various certificates, instruments, and documents referred to in Section 1.6(h) below, and (iii) STI and Merger Sub will file with the Secretary of State of the State of Delaware a Certificate of Merger in the form attached hereto as Exhibit K (the “Certificate of Merger”).

(b) The Merger shall become effective at the time (the “Effective Time”) STI and Merger Sub file the Certificate of Merger with the Secretary of State of the State of Delaware. The Merger shall have the effect set forth in the Delaware General Corporation Law. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either STI or Merger Sub in order to carry out and effectuate the Contemplated Transactions.

(c) The certificate of incorporation of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the certificate of incorporation of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged).

(d) The bylaws of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the bylaws of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged).

(e) The directors and officers of Merger Sub shall become the directors and officers of the Surviving Corporation at and as of the Effective Time (retaining their respective positions and terms of office).

(f) Each STI Share shall be converted into the right to receive an amount (the “Merger Consideration”) equal to the Merger Payment divided by the total number of STI Shares outstanding at the Effective Time (without interest). No STI Share shall be deemed to be outstanding or to have any rights other than those set forth in this Section 1.6(f) after the Effective Time.

(g) Each share of Merger Sub’s common stock, $0.01 par value per share, shall be converted into one share of the Surviving Corporation’s common stock, $0.01 par value per share.

(h) On the Initial Closing Date, the Seller shall cause STI and the Purchaser shall cause Merger Sub to deliver an agreement and plan of merger (collectively with the Certificate of Merger, the “Merger Documents”) executed no later than at or as of the Initial Closing by the Seller and/or another member of the Seller Group, as appropriate, and the Purchaser and/or another member of the Purchaser Group, as appropriate.

MASTER ACQUISITION AGREEMENT

ARTICLE 2

PURCHASE PRICE; CLOSING

2.1 Purchase Price.

(a) The aggregate purchase price for the Acquired Assets to be paid to the Seller hereunder shall be an amount equal to (i) Three Billion Four Hundred Fifty Million Dollars ($3,450,000,000), plus (ii) an amount equal to the Final Closing Cash, plus or minus, as applicable, (iii) the Final Closing Working Capital Surplus or the Final Closing Working Capital Deficiency, if any (the “Purchase Price”). The portion of the Purchase Price to be paid at the Initial Closing shall be calculated as follows: (A) Three Billion Four Hundred Fifty Million Dollars ($3,450,000,000), plus (B) an amount equal to the Estimated Closing Cash, plus or minus, as applicable, (C) the Estimated Closing Working Capital Surplus or the Estimated Closing Working Capital Deficiency, if any, payable in cash (the “Closing Purchase Price Payment”).

(b) At the Initial Closing, the Purchaser will pay the Closing Purchase Price Payment to the Seller by wire transfer of immediately available funds in Dollars to an account or accounts designated in writing by the Seller at least two (2) Business Days prior to the Initial Closing. The Purchase Price will be allocated among the Acquired Assets as of the Initial Closing in accordance with Section 9.2. The Purchaser or another member of the Purchaser Group will assume the Assumed Liabilities in accordance with the terms and conditions of this Agreement.

(c) To the extent that any member of the Purchaser Group is required under applicable Law to make local payment for Acquired Assets in any particular jurisdiction directly to a member of the Seller Group, such payment will be made in Dollars, if permissible under applicable Law, and the Seller will reimburse to the Purchaser (i) each such amount in Dollars or (ii) if such local payment is made in a currency other than Dollars, the Dollar equivalent based on the “closing mid-point rates” as published at http://www.FT.com/marketsdata (in the “Data Archives” section) (the “Reference Rate”) as of the date the local payment is made, within two (2) Business Days of such local payment being made by such local Purchaser Group member to such local Seller Group member. To the extent that any member of the Seller Group is required under applicable Law to make local payment in any particular jurisdiction directly to a member of the Purchaser Group as a result of the Assumed Liabilities exceeding the Acquired Assets in such jurisdiction, such payment will be made in Dollars, if permissible under local Law, and the Purchaser will reimburse to the Seller (x) each such amount in Dollars or (y) if such local payment is made in a currency other than Dollars, the Dollar equivalent based on the Reference Rate as of the date the local payment is made, within two (2) Business Days of such local payment being made by such local Seller Group member to such local Purchaser Group member.

2.2 Closing.

(a) The parties agree to conduct the Initial Closing of the transactions contemplated by this Agreement (all such transactions, including the transactions contemplated by the Additional Closings and the Transaction Agreements, being referred to herein as the “Contemplated Transactions”) at the offices of Winston & Strawn LLP, 35 West Wacker Drive,

MASTER ACQUISITION AGREEMENT

Chicago, Illinois at 10:00 AM (local time) on the last day of the fiscal month of the Seller in which the conditions precedent to the Initial Closing listed in Article 6 shall have been satisfied or, if permissible, waived (other than those conditions that are by their nature to be satisfied by action taken at the Initial Closing, but subject to the satisfaction of such conditions at the Initial Closing) (the date of the Initial Closing, the “Initial Closing Date”); provided, however, at its sole discretion, the Seller may direct that the Initial Closing shall take place earlier than the fiscal month end of the Seller on any Business Day specified by the Seller to the Purchaser on no less than three (3) Business Days’ written notice to the Purchaser; provided further, that notwithstanding the satisfaction or waiver of the conditions set forth in Article 6, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that are by their nature to be satisfied by action taken at the Initial Closing, but subject to the satisfaction of such conditions at the Initial Closing), the Initial Closing shall take place instead on the last day of the fiscal month of the Seller or, at the Seller’s discretion, on any earlier Business Day following the last day of the Marketing Period specified by the Seller to the Purchaser on no less than three (3) Business Days’ written notice to the Purchaser, but subject to the satisfaction or waiver of the conditions set forth in Article 6. The effective time of the Initial Closing for tax, accounting, operational and all other matters will be deemed to be 11:59 PM (local time) in each jurisdiction included in the Initial Closing, on the Initial Closing Date.

(b) It is the intention of the parties that the closing of the sale and purchase of all Acquired Assets and the assumption of all Assumed Liabilities will occur on the Initial Closing Date. Solely to the extent that closing does not occur with respect to any Acquired Assets or Assumed Liabilities on the Initial Closing Date as a result of the non-satisfaction or waiver of all conditions set forth in Article 6 to the transfer of any of the Acquired Assets or assumption of any of the Assumed Liabilities (other than those conditions that are to be satisfied by action taken at such closing), from time to time after the Initial Closing, as soon as reasonably practicable on the last day of a fiscal month of the Seller in which the conditions precedent to an Additional Closing listed in Article 6 shall have been satisfied or, if permissible, waived (other than those conditions that are to be satisfied by action taken at the Additional Closing, but subject to the satisfaction or waiver of such conditions at the Additional Closing), unless the parties mutually agree on a different date (including as may be specified in a Local Asset Transfer Agreement), the parties shall hold Additional Closings for the purpose of transferring such Acquired Assets or assuming such Assumed Liabilities. The effective time of each Additional Closing for tax, accounting, operational and all other matters will be deemed to be 11:59 p.m., local time, on the date of such Additional Closing.

(c) Following the Initial Closing, and subject to compliance with applicable Laws and Orders, the Seller shall, or shall cause other members of the Seller Group to, hold and operate the Acquired Assets that are not transferred to the Purchaser at the Initial Closing (the “Remaining Assets”) at the direction of, and for the sole and exclusive benefit of, the Purchaser Group until such Acquired Assets can be conveyed to the Purchaser. Subject to applicable Laws and Orders, the Seller and the Purchaser shall use their respective Reasonable Efforts to establish arrangements and, if necessary, enter into one or more agreements with respect to the Remaining Assets which, following the Initial Closing and any subsequent Closing, result in the Purchaser Group receiving all the benefits and bearing all the costs, liabilities and burdens with respect to the Remaining Assets. The Seller and the Purchaser shall cooperate in good faith prior to the

MASTER ACQUISITION AGREEMENT

Initial Closing Date to implement such arrangements as either party reasonably may request of the other party to ensure that, to the greatest extent permitted by applicable Laws and Orders, following the Initial Closing, such benefits, costs, liabilities and burdens with respect to the Remaining Assets. are held and borne by the Purchaser Group. At the reasonable request of the Purchaser, and subject to applicable Laws and Orders, the Seller shall, and shall cause other members of the Seller Group to, enter into a power of attorney or other similar arrangement with the Purchaser to allow the Purchaser to exercise its rights under this Section 2.2(c). Without limiting the foregoing, the Seller will, to the fullest extent permitted by Law, (i) operate the Remaining Assets in accordance with the directions of the Purchaser, (ii) continue to comply with the covenants contained in Article 5 with respect to the Remaining Assets until such time as the Remaining Assets are conveyed to the Purchaser, and (iii) continue to provide the transition services set forth in the Transition Services Agreement with respect to the Remaining Assets until such time as such Remaining Assets are conveyed to the Purchaser at the cost set forth in the Transition Services Agreement.

2.3 Closing Deliveries. At the Initial Closing and at each Additional Closing (but, in the case of each Additional Closing, only to the extent not delivered at a prior Closing), the following actions shall take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed or any document delivered until all such actions have been completed and all required documents delivered, unless waived by the relevant party for whose benefit such action should have been completed or such document should have been delivered:

(a) The Seller will deliver, or will cause to be delivered, to the Purchaser all duly executed instruments and other items which are required by the terms hereof to be delivered at the applicable Closing, including:

(i) the Stock Powers, duly executed by the applicable member(s) of the Seller Group, and, to the extent they exist to the Knowledge of the Seller, original certificates representing the Acquired Company Shares;

(ii) the Bill of Sale, duly executed by the applicable member(s) of the Seller Group;

(iii) counterpart of the Assignment and Assumption Agreement, duly executed by the applicable member(s) of the Seller Group;

(iv) counterpart of each Local Asset Transfer Agreement (unless otherwise specified therein), duly executed by the applicable member(s) of the Seller Group;

(v) counterpart of the Transition Services Agreement, duly executed by the applicable member(s) of the Seller Group;

(vi) counterpart of the Lease/Sublease Agreements, duly executed by the applicable member(s) of the Seller Group;

MASTER ACQUISITION AGREEMENT

(vii) counterpart of the Joint Use & Occupancy Agreements, duly executed by the applicable member(s) of the Seller Group;

(viii) the various instruments of assignment, reflecting the Purchaser or another member of the Purchaser Group as the assignee, and other documents referred to in the IP Agreement;

(ix) a statement in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2) from an officer of the Seller certifying that the Seller (and any other member of the Seller Group that is organized, formed or incorporated in the United States and is transferring any Acquired Asset) is not a “foreign person” as defined in Section 1445(f)(3) of the Code;

(x) a certificate signed by an officer of the Seller as required by Section 6.3(a)(v);

(xi) releases of all security interests recorded against Intellectual Property that constitutes an Acquired Asset or is otherwise owned by an Acquired Company, including, if applicable, releases of Encumbrances on Intellectual Property for filing with the United States Patent and Trademark Office and United States Copyright Office, on terms and conditions reasonably satisfactory to the Purchaser; and

(xii) all such other bills of sale, special or limited warranty deeds, assignments and other instruments of assignment, transfer or conveyance as the Purchaser may reasonably request or as may be otherwise legally necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Acquired Assets to the Purchaser and to put the Purchaser in actual possession or control of the Acquired Assets.

(b) The Purchaser will deliver, or will cause to be delivered, to the Seller all duly executed instruments and other items which are required by the terms hereof to be delivered at the applicable Closing, including:

(i) an amount equal to the Closing Purchase Price Payment pursuant to Section 2.1(a);

(ii) counterpart of the Assignment and Assumption Agreement, duly executed by the applicable member(s) of the Purchaser Group;

(iii) counterpart of each Local Asset Transfer Agreement (unless otherwise specified therein), duly executed by the applicable member(s) of the Purchaser Group;

(iv) counterpart of the Transition Services Agreement, duly executed by the applicable member(s) of the Purchaser Group;

(v) counterpart of the Lease/Sublease Agreements, duly executed by the applicable member(s) of the Purchaser Group;

MASTER ACQUISITION AGREEMENT

(vi) counterpart of the Joint Use & Occupancy Agreements, duly executed by the applicable member(s) of the Purchaser Group;

(vii) the various instruments of assignment, reflecting the Purchaser or another member of the Purchaser Group as the assignee, and other documents referred to in the IP Agreement;

(viii) a certificate signed by an officer of the Purchaser as required by Section 6.2(a)(iv);

(ix) to the extent that the Purchaser elects to issue Purchaser Shares as payment of any portion of the Purchase Price, evidence reasonably satisfactory to the Seller to the effect that the Purchaser Shares have been issued to the Seller and registered in the name of the Seller, including a copy of the letter from the Purchaser authorizing its transfer agent to make a book entry in the stock register of the Purchaser reflecting the issuance of the Purchaser Shares to the Seller; and

(x) all such other assumption agreements and other instruments as the Seller may reasonably request or as may be otherwise legally necessary to evidence and effect the assumption of the Assumed Liabilities by the Purchaser and to otherwise make the Purchaser responsible for the Assumed Liabilities.

2.4 Estimated Closing Working Capital; Estimated Cash on Hand.

(a) Not less than five (5) Business Days prior to the anticipated Initial Closing Date, the Seller shall prepare and deliver to the Purchaser a certificate (the “Closing Working Capital Certificate”) setting forth, in reasonable detail, the Seller’s good faith estimate of the Closing Working Capital (and the components thereof) as of the month-end of the Seller prior to the Initial Closing Date (the “Estimated Closing Working Capital”) and the amount, if any, by which the Purchase Price is to be adjusted in accordance with the terms of this Agreement. The amount, if any, by which the Estimated Closing Working Capital exceeds the Target Closing Working Capital is referred to herein as the “Estimated Closing Working Capital Surplus.” The amount, if any, by which the Estimated Closing Working Capital is less than the Target Closing Working Capital is referred to herein as the “Estimated Closing Working Capital Deficiency.”

(b) Not less than five (5) Business Days prior to the anticipated Initial Closing Date, the Seller shall prepare and deliver to the Purchaser a certificate (the “Closing Cash Certificate” and, together with the Closing Working Capital Certificate, the “Closing Certificates”) setting forth, in reasonable detail, the Seller’s good faith estimate of the Closing Cash as of the month-end of the Seller prior to the Initial Closing Date (the “Estimated Closing Cash”) and the amount, if any, by which the Purchase Price is to be adjusted in accordance with the terms of this Agreement.

(c) The Closing Certificates and their respective components (including the Estimated Closing Working Capital, the Estimated Closing Working Capital Surplus, the Estimated Closing Working Capital Deficiency and the Estimated Closing Cash) and all determinations and calculations contained therein shall be prepared in accordance with GAAP and using the same principles, policies and methodologies used in preparing the Audited

MASTER ACQUISITION AGREEMENT

Financial Statements, provided, that the Closing Certificates shall not have footnotes or other audit disclosures and shall be subject to normal year-end adjustments which, individually and in the aggregate, are not material.

2.5 Post-Closing Adjustment.

(a) As soon as reasonably practicable after the Initial Closing Date (but in any event within one hundred five (105) days after the Initial Closing Date), the Purchaser shall prepare and deliver to the Seller a statement (the “Closing Statement”) setting forth, in reasonable detail, the Purchaser’s calculation of (i) the Closing Working Capital (the “Final Closing Working Capital”) and (ii) Closing Cash (the “Final Closing Cash”), in each case, as of 11:59 pm Central time on the Initial Closing Date. The amount, if any, by which the Final Closing Working Capital, as determined in accordance with this Section 2.5, exceeds or is less than the Target Closing Working Capital, is referred to herein as the “Final Closing Working Capital Surplus” or “Final Closing Working Capital Deficiency,” respectively. The Closing Statement shall be prepared in accordance with GAAP and using the same principles, policies and methodologies used in preparing the Audited Financial Statements, provided, that the Closing Statement shall not have footnotes or other audit disclosures and shall be subject to normal year-end adjustments which, individually and in the aggregate, are not material.

(b) During the sixty (60)-day period following delivery of the Closing Statement to the Seller, the Purchaser shall provide the Seller with reasonable access to all books and records and personnel of the Purchaser and each of its subsidiaries (including the Acquired Companies) to enable the Seller to evaluate the accuracy of the Closing Statement. If the Seller disagrees with the determination of any component of the Closing Statement calculations, then the Seller shall notify the Purchaser in writing (an “Objection Notice”) of such disagreement within sixty (60) days after delivery of the Closing Statement, which Objection Notice shall describe the nature of any such disagreement in reasonable detail. If the Seller does not deliver an Objection Notice within such sixty (60)-day period, then the Closing Statement and the calculations of the Final Closing Working Capital and the Final Closing Cash set forth therein shall be conclusive and binding upon the parties.

(c) If the Purchaser and the Seller are unable to resolve all disagreements properly identified by the Seller pursuant to Section 2.5(b) within thirty (30) days after delivery to the Purchaser of the Objection Notice, then such disagreements shall be resolved by Deloitte LLP (the “Independent Accounting Firm”), and such determination shall be final and binding on the parties. If Deloitte LLP shall not be willing to serve as the Independent Accounting Firm, then the Seller and the Purchaser shall each submit to the other party’s independent auditor the name of a national accounting firm other than Ernst & Young LLP, KPMG LLP, and Deloitte LLP, and the Independent Accounting Firm shall be selected by lot from these two firms by the independent auditors of the two parties. In calculating the Closing Statement, the Independent Accounting Firm’s calculations shall be no greater than the higher amount calculated by the Seller or the Purchaser with respect to any item, and no less than the lower amount calculated by the Seller or the Purchaser with respect to any item, as the case may be. Any fees and expenses relating to the engagement of the Independent Accounting Firm in respect of its services pursuant to this Section 2.5(c) shall be allocated between the Seller and the Purchaser such that the amount paid by the Seller bears the same proportion that the aggregate dollar amount

MASTER ACQUISITION AGREEMENT

unsuccessfully disputed by the Seller bears to the total dollar amount of the disputed items that were submitted for resolution to the Independent Accounting Firm, and the Purchaser shall pay the balance. The Independent Accounting Firm shall be instructed to use Reasonable Efforts to perform its services within thirty (30) days of submission of the dispute to it and, in any case, as promptly as practicable after such submission. The Closing Statement and the Final Closing Working Capital and Final Closing Cash reflected thereon shall then be prepared by the parties based on the determination of the Independent Accounting Firm, whose determination shall be conclusive and binding upon the parties.

(d) If any of the Final Closing Working Capital or the Final Closing Cash as finally determined pursuant to this Section 2.5 differs from the corresponding estimated figures set forth in the Closing Certificates and used in the calculation of the Closing Purchase Price Payment paid at the Initial Closing, then the Closing Purchase Price Payment shall be recalculated using such final figures in lieu of such estimated figures and the following adjustment (the “Post-Closing Adjustment”) to the Closing Purchase Price Payment shall be made:

(i) If the Closing Purchase Price Payment based on the Final Closing Working Capital and/or the Final Closing Cash would have been greater than the estimated Closing Purchase Price Payment actually paid at the Initial Closing, the Purchaser shall pay, or cause to be paid, to the Seller the amount of such difference.

(ii) If the Closing Purchase Price Payment based on the Final Closing Working Capital and/or the Final Closing Cash would have been less than the estimated Closing Purchase Price Payment actually paid at the Initial Closing, the Seller shall pay, or cause to be paid, to the Purchaser the amount of such difference.

(iii) The Purchaser or the Seller, as the case may be, shall, within two (2) Business Days after the final determination of the Final Closing Working Capital and Final Closing Cash in accordance with this Section 2.5, make payment to the other by wire transfer in immediately available funds of the amount of the Post-Closing Adjustment as determined pursuant to the preceding subsections, together with interest thereon from the Initial Closing Date to the date of payment at a fixed rate equal to six percent (6%) per annum. Such interest shall be calculated based on a year of 365 days and the number of days elapsed since the Initial Closing Date.

MASTER ACQUISITION AGREEMENT

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as specifically set forth in, or qualified by any matter set forth in, the disclosure schedules, dated as of the date of this Agreement and delivered by the Seller to the Purchaser (collectively, the “Seller Disclosure Schedule”) (it being agreed that the disclosure of any matter in any section or subsection in the Seller Disclosure Schedule, the Seller IPA Disclosure Schedule or the Seller EMA Disclosure Schedule shall be deemed to have been disclosed in any other section or subsection in the Seller Disclosure Schedule to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), the Seller represents and warrants to the Purchaser as follows:

3.1 Corporate Organization.

(a) Each member of the Seller Group is a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization, and has full power and authority to carry on its business as now conducted. Each member of the Seller Group is, or as of the applicable Closing will be, in all respects duly qualified as necessary to conduct the Business as conducted as of the Initial Closing Date and, to the extent legally applicable, is in good standing under the Laws of each jurisdiction in which the Business is conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Seller or the Business.

(b) Each Acquired Company is a Business Entity that is duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization, and has full power and authority to carry on its business as now conducted. Each Acquired Company is in all respects duly qualified as necessary to conduct its business as presently conducted and, to the extent legally applicable, is in good standing under the Laws of each jurisdiction in which it conducts its business, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Business. Each Acquired Company has the power and authority to own, possess, use, lease, sublease or otherwise hold and operate its assets and to carry on its business as presently conducted. Except with respect to the Business Entities listed on Schedule 1.1(n) and except for the other Acquired Companies, the Acquired Companies do not, directly or indirectly, have any Subsidiaries or own or have any interest in any of the capital stock or other equity securities (in the form of a loan, capital contribution or otherwise) of any other Person or have any obligation to make any future investment to or in any other Person in exchange for capital stock or other securities of such Person.

3.2 Capitalization; Ownership.

(a) Schedule 3.2(a) of the Seller Disclosure Schedule sets forth (i) the name and jurisdiction of incorporation or organization of each Acquired Company and (ii) the holder of record and beneficial owner of all of the outstanding shares or other ownership interests of each Acquired Company. All of the issued and outstanding shares of capital stock or other ownership interests of each Acquired Company have been duly authorized, and are validly issued, fully paid and non-assessable. Except as set forth in Schedule 3.2(a) of the Seller Disclosure Schedule, (i) there are no authorized, issued or outstanding (A) shares of capital stock of, or voting securities or equity interests in, any of the Acquired Companies, (B) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, puts, calls, commitments or rights of any kind to which any Acquired Company is a party or by which any Acquired Company is bound that obligate an Acquired Company to issue, sell, repurchase, redeem or otherwise acquire any shares of capital stock of, or voting securities or equity interests in, an Acquired Company, (C) securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire any shares of capital stock of, or voting securities or equity interests in, an Acquired Company, or (D) shares of restricted stock,

MASTER ACQUISITION AGREEMENT

deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to any capital stock of, or voting securities or equity interests in, an Acquired Company, or derivative securities or other rights that are linked to the value of the equity or the value of an Acquired Company or any part thereof and (ii) there are no outstanding obligations (contingent or otherwise) of an Acquired Company to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(b) Upon each applicable Closing and payment in full of the Purchase Price, good and marketable title to the Acquired Company Shares will pass to the Purchaser or another member of the Purchaser Group, free and clear of all Encumbrances, and with no other restrictions on the voting rights or other incidents of record and beneficial ownership of such Acquired Company Shares. There are no agreements to which a member of the Seller Group, an Acquired Company or, to the Knowledge of the Seller, any other Person is a party or is bound with respect to voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of, or voting securities or equity interests in, an Acquired Company.

3.3 Authorization. The Seller has, and the Seller and each other member of the Seller Group will have at the applicable Closing, all power and authority it requires to execute, deliver, consummate the transactions contemplated thereby and perform its respective obligations under the Transaction Agreements to which it is a party. Each member of the Seller Group (other than the Seller) has obtained, or will have obtained prior to the applicable Closing Date, all organizational approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the transactions contemplated thereby. The Seller has obtained all organizational approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the transactions contemplated thereby. The Seller has duly and validly executed and delivered the Principal Agreements and, on or prior to the applicable Closing, each member of the Seller Group will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. The execution and delivery of this Agreement and each other Transaction Agreement to which the Seller is or will be a party, the performance of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, and no other action or proceeding is necessary to authorize the execution and delivery of this Agreement and each other Transaction Agreement to which the Seller is or will be a party, the performance of its obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby. Assuming the due authorization, execution and delivery of the Transaction Agreements by the other parties thereto, the Principal Agreements are, and at each applicable Closing each other Transaction Agreement will be, a valid and binding obligation of each member of the Seller Group that is party hereto or thereto, as applicable, enforceable against such member of the Seller Group in accordance with its terms, subject, as to enforceability, to (a) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers or the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity.

MASTER ACQUISITION AGREEMENT

3.4 No Conflict. Except for the requirements of the HSR Act and any Antitrust Laws of jurisdictions outside the United States of America (if and to the extent any of the foregoing Laws may apply) and except as set forth in Schedule 3.4 of the Seller Disclosure Schedule, the execution and delivery by the Seller of this Agreement and the execution and delivery by members of the Seller Group of each of the other Transaction Agreements to which it is a party, the performance of and compliance with the respective terms and provisions hereof and thereof and the consummation by them of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or any other organizational or governance documents of any of the members of the Seller Group or the Acquired Companies; (b) conflict with or violate, in any material respect, any Law or Order or require any member of the Seller Group or the Acquired Companies to obtain any Governmental Authorization or make any filing with or provide notification to any Governmental Entity, except where the failure to obtain such Governmental Authorization, make such filing or provide such notification would not be adverse in any material respect to the operation of the Business by the Purchaser immediately following the Initial Closing; (c) conflict with, result in any breach of, or constitute a default (with or without notice or lapse of time or both), give rise to any obligation, right of termination, modification, cancelation or acceleration, increase any Liability or result in the loss of any right or benefit, or create in another Person a put right, purchase obligation or similar right under, any Material Contract; (d) result in or require the creation or imposition of any Encumbrance other than a Permitted Encumbrance of any nature upon, or result in the creation or acceleration of any indebtedness for borrowed money with respect to, any material Acquired Assets; or (e) result in or give rise to any Liability, penalty, forfeiture or restriction on the Acquired Company Shares.

3.5 Financial Matters; Absence of Events; Absence of Undisclosed Liabilities.

(a) Schedule 3.5(a) of the Seller Disclosure Schedule sets forth (i) an audited balance sheet of the Business dated as of December 31, 2013 (such balance sheet, including the applicable notes, principles and other descriptions referenced in clause (iv) of this subsection (a), the “Most Recent Balance Sheet”) and the related audited statements of operations, business equity, comprehensive income and cash flows for the twelve (12) months then-ended, (ii) an audited balance sheet of the Business dated as of December 31, 2012 and the related audited statements of operations, business equity, comprehensive income and cash flows for the twelve (12) months then-ended, (iii) audited statements of operations, business equity, comprehensive income and cash flows for the twelve (12) months ended December 31, 2011, and (iv) the footnotes, accounting principles and other descriptions appended to the documents referred to in the foregoing clauses (i)-(iii) (collectively, the documents referred to in clauses (i)-(iv), the “Audited Financial Statements”). The Audited Financial Statements have been prepared in accordance with GAAP and present fairly in all material respects the financial condition of the Business as of the respective dates thereof and the results of operations and cash flows of the Business for the respective periods indicated therein, except, in each case, as described in the footnotes to the Audited Financial Statements.

(b) Except as set forth on Schedule 3.5(b) of the Seller Disclosure Schedule, since the date of the Most Recent Balance Sheet through the date of this Agreement, none of the Seller, the Seller Group or the Acquired Companies has, in each case to the extent related to the Business, taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1, other than any actions that are contemplated or permitted by this Agreement.

MASTER ACQUISITION AGREEMENT

(c) Except as and to the extent reflected or reserved against in the Most Recent Balance Sheet or as set forth in Schedule 3.5(c) of the Seller Disclosure Schedule, neither the Seller nor any other member of the Seller Group, in each case, related to the Business, nor any Acquired Company, has any Liabilities, except for Liabilities (i) incurred in connection with the Contemplated Transactions, (ii) arising out of executory obligations under Assumed Contracts, Assumed Real Property Leases or Contracts of an Acquired Company, (iii) incurred in the Ordinary Course since the date of the Most Recent Balance Sheet, (iv) for any Liabilities or obligations that do not exceed Two Million Dollars ($2,000,000) individually or Ten Million Dollars ($10,000,000) in the aggregate or (v) that are Excluded Liabilities.

3.6 Tax Matters. Except as set forth on Schedule 3.6 of the Seller Disclosure Schedule:

(a) All Tax Returns required to have been filed by each Acquired Company and with respect to the Business or the Acquired Assets have been timely filed (taking into account any extension of time to file granted or obtained) and all such Tax Returns are true, correct, and complete in all material respects.

(b) All Taxes due and payable with respect to such Tax Returns have been paid and all unpaid Taxes of the Acquired Companies do not exceed the reserve for Tax liability set forth on the Most Recent Balance Sheet.

(c) No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against any Acquired Company or with respect to the Business or the Acquired Assets that has not been satisfied by payment, settled or withdrawn.

(d) There are no Tax liens (other than liens for Taxes that are not yet due and payable or which are being contested in good faith for which appropriate reserves have been established in accordance with GAAP) on any Acquired Asset or any material asset of any Acquired Company.

(e) No Acquired Company is currently the beneficiary of any extension of time to file any material Tax Return, excluding extensions of time that are provided under governing Law.

(f) No claim has been made, in the last three (3) years, by an authority in a jurisdiction where an Acquired Company does not file Tax Returns that an Acquired Company is or may be subject to taxation by that jurisdiction.

(g) Each Acquired Company has withheld and remitted all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(h) No federal, state, local, or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to an Acquired Company, the Business, or any Acquired Assets nor has any written notice been received by an Acquired Company from an authority indicating an intention to open such an audit or other review.

MASTER ACQUISITION AGREEMENT

(i) No Acquired Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency with respect to which such waiver or extension is still outstanding.

(j) The transactions contemplated by this Agreement will not result in a “change in ownership or control” of the Seller for purposes of Section 280G of the Code.

(k) No Acquired Company is a party to or bound by any Tax allocation or sharing agreement other than pursuant to customary provisions in Contracts entered into in the Ordinary Course, such as leases, licenses, or credit agreements.

(l) (i) No Acquired Company has been a member of an affiliated group filing a consolidated U.S. federal Income Tax Return (other than a group the common parent of which was the Seller or an Affiliate of the Seller) or (ii) has any Liability for the Taxes of any Person (other than the Seller or any Affiliate of the Seller) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by contract, or otherwise (other than pursuant to customary provisions in Contracts entered into in the Ordinary Course, such as leases, licenses, or credit agreements).

(m) No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Period as a result of any: (1) adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Income Tax Law) as a result of any change in method of accounting for a Pre-Closing Period; (2) use of an improper method of accounting for a taxable period ending on or prior to the Initial Closing Date; (3) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Income Tax Law) executed on or prior to the Initial Closing Date; (4) installment sale or open transaction disposition made on or prior to the Initial Closing Date; (5) prepaid amount received on or prior to the Initial Closing Date that was realized as income for GAAP purposes prior to the Closing and for which an offsetting liability was not included in Final Closing Working Capital, as finally determined pursuant to Section 2.5; or (6) election under Section 108(i) of the Code.

(n) No Acquired Company is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(1) of the Code.

(o) No Acquired Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in each case that is in a country other than the country in which it is organized.

(p) None of the Acquired Assets being sold or assigned by a member of the Seller Group that is organized, formed or incorporated outside the United States are United States real property interests (as defined in Section 897(c)(1) of the Code).

(q) In the past three (3) years, no Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

MASTER ACQUISITION AGREEMENT

The representations and warranties in Section 3.5 (as such representations and warranties relate to Taxes currently payable) and this Section 3.6 shall constitute the sole and exclusive representations and warranties regarding any Tax matters relating to the Acquired Companies and other Acquired Assets, including any representations or warranties regarding compliance with Tax Laws, liability for Taxes, the filing of Tax Returns, and the accrual and reserves for Taxes on the Audited Financial Statements.

Notwithstanding any provision of this Agreement, the Seller is not providing any representations or warranties or indemnities with respect to the availability, or ability to use, any Tax attribute or Tax credit of any Acquired Company (or Tax attribute or Tax credit that relates to the Business or Acquired Assets) in any Post-Closing Period to the extent such Tax attribute or Tax credit was not included in Final Closing Working Capital (as finally determined under Section 2.5).

3.7 Assets.

(a) Other than with respect to Intellectual Property matters (which are exclusively addressed in the IP Agreement) or real property matters (which are exclusively addressed in Section 3.15 hereof), (i) the Seller Group, as applicable, has good and marketable title to, or a valid leasehold interest in, as applicable, the tangible material Separately Owned Acquired Assets, and (ii) each Acquired Company has good and marketable title to, or a valid leasehold interest in, as applicable, all of its material, tangible assets, in each case free and clear of any Encumbrance other than Permitted Encumbrances. To the Knowledge of the Seller, each such asset is free from defects in all material respects, has been maintained in accordance with normal industry practice and is in good operating condition and repair (subject to normal wear and tear).

(b) Upon the applicable Closing and except as set forth on Schedule 3.7(b) of the Seller Disclosure Schedule, the applicable member of the Purchaser Group will acquire good and valid title to, or a valid leasehold interest in, as applicable, the tangible material Separately Owned Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

(c) Other than with respect to Intellectual Property matters (which are exclusively addressed in the IP Agreement), assuming the employment or replacement by the Purchaser of substantially all of the U.S. Employees, the Non-U.S. Employees and the Contractors (each as defined in the Employee Matters Agreement), the receipt of all consents required to assign or transfer any Assumed Contract or Assigned Permit (or, with respect to those which are not received, the cooperation by the Seller pursuant to Section 10.6) and the replication or split and partial assignment of all Non-Assignable Shared Contracts material, individually or in the aggregate, to the Business as contemplated by Section 10.7, and provided the Purchaser replaces the assets specified in Sections 1.2(b), (c), (f), (j) and (n) on the Initial Closing Date, the Acquired Assets, taking into account all provisions of this Agreement and the other Transaction Agreements, will be sufficient to enable the Purchaser Group to conduct all

MASTER ACQUISITION AGREEMENT

functions of the Business immediately following the Initial Closing substantially as conducted by the Seller Group and the Acquired Companies as of the date of this Agreement, except with respect to the provision of Excluded Services (which, for the avoidance of doubt, will not be provided pursuant to the Transition Services Agreement).

3.8 Intellectual Property. Certain representations and warranties relating to Intellectual Property matters are set forth in Article III of the IP Agreement, which are incorporated herein by reference.

3.9 Legal Compliance.

(a) Except as set forth on Schedule 3.9(a) of the Seller Disclosure Schedule, since January 1, 2011, other than with respect to the infringement, misappropriation, or other violation of Intellectual Property, employee and Environmental Law matters (which are exclusively addressed in the IP Agreement, the Employee Matters Agreement and Section 3.14 hereof, respectively), the conduct and operation of the Business is and has been in material compliance with each Law and Order which is applicable to the Business, the Assumed Liabilities or the Acquired Assets.

(b) Except as set forth on Schedule 3.9(b) of the Seller Disclosure Schedule, the Acquired Companies and, to the extent it relates to the Business, each member of the Seller Group is in material compliance with all Export Control Laws and has not received any written communication since January 1, 2011, that alleges that the Acquired Companies, any of the Acquired Assets or any activities related to the Business are not, or may not be, in compliance with, or is, or may become, subject to any Claim under any Export Control Law.

3.10 Governmental Authorizations. The Seller, the other members of the Seller Group and the Acquired Companies have all Governmental Authorizations that are necessary for the ownership, possession, operation, use and/or lease of the Acquired Assets and/or the conduct of the Business except where the failure to have such Governmental Authorization would not be materially adverse to the operation of the Business as of the Initial Closing (such Governmental Authorizations, the “Applicable Governmental Authorizations”). All such Applicable Governmental Authorizations held by a member of the Seller Group are set forth on Schedule 3.10(a) of the Seller Disclosure Schedule (other than Environmental Permits). All Applicable Governmental Authorizations are valid and in full force and effect. Except as set forth in Schedule 3.10(b) of the Seller Disclosure Schedule, none of the Applicable Governmental Authorizations will become terminable, in whole or in part, as a result of the Contemplated Transactions except where the failure to have such Governmental Authorization would not be adverse in any material respect to the operation of the Business by the Purchaser immediately following the Initial Closing.

3.11 Contracts.

(a) Schedule 3.11(a) of the Seller Disclosure Schedule lists each of the following Contracts of the Seller Group related to the Business or to which any of the Acquired Companies are a party (collectively, and together with the Material IP Contracts (as defined in the IP Agreement, the “Material Contracts”):

(i) all Contracts (other than purchase orders, and other than immaterial amendments and addendums thereto) for the sale of products or the provision of services entered into between a member of the Seller Group or an Acquired Company, on the one hand, and each of the twenty-five (25) largest customers of the Business by revenue during the twelve-month period ended December 31, 2013, on the other hand;

MASTER ACQUISITION AGREEMENT

(ii) all Contracts (other than purchase orders, and other than immaterial amendments and addendums thereto) for the purchase of direct materials, supplies or equipment entered into between a member of the Seller Group or an Acquired Company, on the one hand, and each of the twenty-five (25) largest direct suppliers of the Business by spend during the twelve-month period ended December 31, 2013, on the other hand;

(iii) each Contract of an Acquired Company that involves, or would reasonably be expected to involve, the payments or expenditures in excess of $5,000,000 per annum and that may not be terminated (without penalty) by any Acquired Company within thirty (30) days after the delivery of a termination notice by the Acquired Company;

(iv) each Contract for the employment of any officer of any Acquired Company that is not of the type generally entered into with all employees in the applicable jurisdiction;

(v) each Contract that is a partnership, limited liability company agreement, stockholders’ agreement or similar contract other than Contracts with respect to the Business Entities listed on Schedule 1.1(n);

(vi) all Contracts that limit or purport to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time (excluding (A) any field of use or similar limitations under license agreements, or (B) any covenants relating to the nonsolicitation of employees or service providers);

(vii) each Contract for borrowed money having an outstanding principal amount or undrawn borrowing capacity in excess of $250,000 to which any of the Acquired Companies is a party or for which any of the Acquired Companies would be liable or under which an Encumbrance would be placed on any of the Acquired Assets;

(viii) each Contract under which any of the Acquired Companies is a lessee of any tangible personal property owned by any other Person, except for any lease of tangible personal property under which the aggregate annual rental payments do not exceed $500,000;

(ix) all material Contracts between or among any Acquired Company, on the one hand, and the Seller and/or any other member of the Seller Group or their respective Affiliates, on the other hand, other than intercompany accounts reflected on the Audited Financial Statements; and

(x) each Assumed Contract, the breach or termination of which would reasonably be expected to result in a Material Adverse Effect on the Business.

(b) Each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of, and is enforceable in accordance with its terms as to, the applicable member of the Seller Group or Acquired Company and, to the Knowledge of the Seller, the other parties thereto subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(c) None of the Acquired Companies nor any member of the Seller Group is in violation or breach of or default under any Material Contract (in each case, with or without notice or lapse of time or both), nor, to the Knowledge of the Seller, is it in receipt of any written Claim of such default or breach. To the Seller’s Knowledge, no other Person has violated or breached, or committed any default under, any Material Contract (in each case, with or without notice or lapse of time or both). The Seller does not have any present intention of not fully performing any of its obligations pursuant to a Material Contract and, to the Knowledge of the Seller, no third party to any Material Contract has indicated in writing to the Seller that it desires to modify, renegotiate or cancel its Material Contract.

(d) No event or development has occurred, and no fact, circumstance or condition exists, that (with or without notice or lapse of time or both) would reasonably be expected to (i) result in a violation or breach of any provision of any Material Contract by any of the Acquired Companies or any member of the Seller Group; (ii) give any counterparty thereto the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to receive a material rebate, chargeback or penalty under any Material Contract other than in the Ordinary Course; (iv) give any counterparty thereto the right to accelerate the performance of any obligation under any Material Contract; or (v) give any counterparty thereto the right to cancel, terminate or modify any Material Contract, in the case of each of clauses (i) to (iv), except as would not reasonably be expected to be adverse in any material respect to the Business.

(e) Schedule 3.11(a) hereof and Section 3.4 of the IP Agreement, as applicable, provide a list of all written Material Contracts, a summary description of all material terms of any oral or unwritten Material Contract and identifies a corresponding reference to subsections in Section 3.11(a) hereof or Section 3.4 of the IP Agreement, as applicable. A true, correct and complete copy of each written Material Contract has been provided to the Purchaser.

3.12 Legal Proceedings. Except as set forth on Schedule 3.12 of the Seller Disclosure Schedule, and other than with respect to Intellectual Property, employee and Environmental Law matters (which are exclusively addressed in the IP Agreement with respect to Intellectual Property matters, the Employee Matters Agreement with respect to employee matters, and Section 3.14 hereof with respect to Environmental Law matters), there is no Legal Proceeding pending or, to the Knowledge of the Seller, threatened (a) by or against any member of the Seller Group or any of the Acquired Companies which questions or challenges the validity of this Agreement or the ability of the Seller Group or the Acquired Companies to consummate any of the Contemplated Transactions, or (b) with respect or relating to any Acquired Company, the

MASTER ACQUISITION AGREEMENT

Business or any Acquired Asset in or before any court, arbitrator, mediator or other Governmental Entity. No outstanding Order is specifically directed at any Acquired Company or member of the Seller Group that is adverse in any material respect to the Business.

3.13 Employees. Representations and warranties relating to employees of the Business are exclusively set forth in Article 6 of the Employee Matters Agreement, which are incorporated herein by reference.

3.14 Environmental Matters. Except as set forth on Schedule 3.14 of the Seller Disclosure Schedule:

(a) Each of the Acquired Companies and, in the conduct of the Business or ownership of the Acquired Assets, each member of the Seller Group is in material compliance with all Environmental Laws.

(b) To the Knowledge of the Seller, since January 1, 2012, none of the Acquired Companies nor the members of the Seller Group has received any written notice alleging any material violations of, or any material Liabilities arising under Environmental Laws related to the Acquired Assets.

(c) Each of the Acquired Companies and, in the conduct of the Business or ownership of the Acquired Assets, each member of the Seller Group has obtained and is in material compliance with, all material Environmental Permits required for the operation of the Business as conducted as of the Initial Closing Date.

(d) To the Seller’s Knowledge, the Seller has provided to the Purchaser all third party non-privileged environmental audits and reports and other material environmental documents relating to the Release of Hazardous Materials or alleged violations of Environmental Laws related to the Business which are in their possession or under their reasonable control.

3.15 Real Property.

(a) Schedule 3.15(a) of the Seller Disclosure Schedule lists the street address and current owner of (i) each parcel of real property in which an Acquired Company has fee title (or the jurisdictional equivalent) interest (“Acquired Company Owned Real Property”) and (ii) each parcel of real property in which a member of the Seller Group has fee title (or the jurisdictional equivalent) interest and at which any Transferred Employee is located as of the date hereof. The applicable Acquired Company has good and marketable title in fee simple (or the jurisdictional equivalent) to each parcel of Acquired Company Owned Real Property, free and clear of any Encumbrance other than Permitted Encumbrances. Except as set forth in Schedule 3.15(a) of the Seller Disclosure Schedule, no Acquired Company has leased or otherwise granted to any Person the right to use or occupy the Acquired Company Owned Real Property or any portion thereof, and other than the right of the Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Acquired Company Owned Real Property or any portion thereof or interest therein.

(b) Schedule 3.15(b)-1 of the Seller Disclosure Schedule lists the street address of each parcel of real property that is leased, subleased or licensed by an Acquired

MASTER ACQUISITION AGREEMENT

Company. Schedule 3.15(b)-2 of the Seller Disclosure Schedule lists the street address of each parcel of real property that is leased, subleased or licensed by a member of the Seller Group and at which any Transferred Employee is located. The Seller has made available to the Purchaser true and complete copies of (i) each Assumed Real Property Lease (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto), (ii) each lease in effect as of the date hereof relating to the Seller Leased/Subleased Real Property and (iii) each real property lease in effect as of the date hereof entered into by an Acquired Company (the “Acquired Company Leases”, and collectively with each of the items listed in clauses (i) to (iii), the “Leases”). Except as set forth on Schedule 3.15(b) of the Seller Disclosure Schedule, there has not been any sublease or assignment entered into by any member of the Seller Group or an Acquired Company in respect of any Assumed Real Property Leases or any Acquired Company Lease or with respect to any portion of real property to be the subject of a Seller Lease/Sublease Agreement. The rental rate set forth in each Lease is the actual rental rate being paid by the applicable member of the Seller Group or Acquired Company as of the date hereof, and, to the Knowledge of the Seller, there are no separate agreements or understandings with respect to the same.

(c) Except as set forth in Schedule 3.15(c) of the Seller Disclosure Schedule, with respect to each Assumed Real Property Lease and each Acquired Company Lease: (i) such Lease is a legal, valid and binding obligation of, and enforceable against, the member of the Seller Group or the Acquired Company party thereto and, to the Knowledge of the Seller, each other party thereto, and in full force and effect, except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Law relating to or affecting the enforcement of creditors’ rights or by general equitable principles; (ii) no member of the Seller Group nor, to the Knowledge of the Seller, any other third-party to the Lease is in material breach or default under such Lease, and, to the Knowledge of the Seller, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and (iii) no member of the Seller Group has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of real property that is the subject of any Seller Lease/Sublease Agreement. Except as set forth in Schedule 3.15(c) of the Seller Disclosure Schedule, with respect to each Lease which is not an Assumed Real Property Lease or an Acquired Company Lease, to the Knowledge of the Seller: (i) such Lease is a legal, valid and binding obligation of, and enforceable against, the member of the Seller Group or the Acquired Company party thereto and each other party thereto, and in full force and effect, except to the extent such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Law relating to or affecting the enforcement of creditors’ rights or by general equitable principles; (ii) no member of the Seller Group nor any other third-party to the Lease is in material breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and (iii) no member of the Seller Group has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of real property that is the subject of any Seller Lease/Sublease Agreement.

MASTER ACQUISITION AGREEMENT

3.16 Customers and Suppliers.

(a) Schedule 3.16(a) of the Seller Disclosure Schedule sets forth the twenty-five (25) largest customers of the Business that ordered products, equipment, goods or services during the twelve (12)-month period ended December 31, 2013 (the “Material Customers”). As of the date of this Agreement, to the Knowledge of the Seller, no Acquired Company or member of the Seller Group has received any written notice that any Material Customer has canceled, terminated or materially and adversely modified or intends to cancel or otherwise terminate or materially and adversely modify its relationship with respect to the Business.

(b) Schedule 3.16(b) of the Seller Disclosure Schedule sets forth the twenty-five (25) largest direct suppliers of the Business that supplied raw materials, supplies, services, merchandise and other goods for the Business during the twelve (12)-month period ended December 31, 2013 (the “Material Suppliers”). As of the date of this Agreement, to the Knowledge of the Seller, no Acquired Company or member of the Seller Group has received any written notice that any Material Supplier (i) intends to sell raw materials, supplies, services, merchandise and other goods to the Business at any time after the Initial Closing on terms and conditions materially less favorable to those used in its current sales to the Business, subject only to general and customary price increases, or (ii) has ceased, substantially reduced, or intends to cease or substantially reduce the distribution of raw materials, supplies, services, merchandise and other goods to the Business.

3.17 Brokers’ Fees. No Acquired Company or member of the Seller Group has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions except fees which will be borne entirely by the Seller.

3.18 Product Warranties. To the Knowledge of the Seller, (a) each product sold or delivered and each service rendered by the Acquired Companies and, with respect to the Business, the other members of the Seller Group, has been in conformity in all material respects with all then-applicable contractual commitments and all express and implied warranties, and (b) none of the Acquired Companies nor, with respect to the Business, any member of the Seller Group has any material liability or obligation for replacement or repair thereof or other damages in connection therewith, in the case of each of clause (a) and (b), subject only to the reserve for product and service warranty claims set forth on the Most Recent Balance Sheet and except for liabilities incurred in the Ordinary Course since the date of the Most Recent Balance Sheet.

3.19 Insurance. Seller, each other member of the Seller Group and the Acquired Companies collectively maintain insurance policies of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and, to the Knowledge of the Seller, all such policies are in full force and effect and no material term of any such policy is void or voidable.

3.20 Books and Records. The Seller maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) with respect to the Business, transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of Seller Financial Statements in accordance with GAAP and to maintain accountability for assets; (iii) with respect to the

MASTER ACQUISITION AGREEMENT

Business, access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) with respect to the Business (taking into account differences in materiality thresholds from the Seller and its Subsidiaries as a whole), the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

3.21 No Material Adverse Effect. Since the date of the Most Recent Balance Sheet, (a) there has not occurred any Material Adverse Effect on the Business and (b) to the Knowledge of the Seller, no fact, event, circumstance or condition exists or has occurred that would reasonably be expected to result in a Material Adverse Effect on the Business prior to the Initial Closing Date.

3.22 Absence of Certain Business Practices. Prior to the date hereof, during the three (3) years prior to the date hereof, neither the Seller, any other member of the Seller Group, nor any Acquired Company, nor any of their respective officers, employees or agents or any other Person authorized to act, and acting, on behalf of the Seller, any other member of the Seller Group or any Acquired Company has, with respect to the Business or any of the Acquired Assets, directly or indirectly, (a) in order to obtain or retain business, regulatory benefit, or other improper advantage in violation of Law, given, offered, solicited, authorized or agreed to give, offer, solicit or authorize any contribution, gift, bribe, facilitating payment, rebate, payoff, influence payment, kickback, other payment or benefit, either directly or indirectly, regardless of form and whether in money, property, services or other benefit, to any customer, supplier, governmental or private or public company employee, other organization or any other Person who is or may be in a position to help or hinder the Seller, any other member of the Seller Group or any Acquired Company in connection with the development, marketing, use, sale or acceptance of products or services of the Seller, any other member of the Seller Group or any Acquired Company (or to assist the Seller, any other member of the Seller Group or any Acquired Company in connection with any actual or proposed transaction relating to the products and services of the Seller, any other member of the Seller Group or any Acquired Company); (b) used any corporate funds or any personal funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; (c) made any unlawful payment, either directly or indirectly, to domestic or foreign government or private or public company officials or employees, other organizations or to domestic or foreign political parties or campaigns, from corporate funds; (d) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery provision or Law anywhere in the world; (e) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; or (f) made any false or fictitious entry on the books or records of the Seller relating to any such payments.

3.23 IT; Protection of IP; Data Security. With respect to the Business, the Seller Group and the Acquired Companies have taken reasonable precautions designed to protect the confidentiality, integrity, and security of the Business Systems and confidential information stored or contained therein (or transmitted thereby), from unauthorized use, access, intrusion, breach, interruption, or modification by any Person. The Seller on behalf of itself and its Affiliates has taken commercially reasonable actions to protect, maintain, and preserve the confidentiality of all material trade secrets and other material confidential information related to the Business that is owned by, or exclusively licensed to, a member of the Seller Group or an

MASTER ACQUISITION AGREEMENT

Acquired Company. The Seller on behalf of itself and its Affiliates maintains policies with respect to data security and data privacy (including the privacy of all customers and any of their personally identifiable information), and the Seller Group and the Acquired Companies comply (and have complied), in all material respects, with such policies and Data Protection Laws. To the Knowledge of the Seller, in the last three (3) years, there have been no actual or alleged unauthorized use, access, disclosure, transmission, intrusions, interruptions, modifications, or breaches of security, physical, logical, or otherwise, of any Business Systems or any personal information, payment card information, confidential or proprietary data or any other such information collected, maintained or stored by or on behalf of any of the Seller Group or the Acquired Companies with respect to the Business (or any loss, destruction, or compromise thereof), other than as would not reasonably be expected to adversely impact the operations of the Business as of the Initial Closing Date. The Seller Group and the Acquired Companies have taken commercially reasonable measures to protect all such information against, any such unauthorized use, access, disclosure, transmission, intrusions, interruptions, modifications, or breaches of security or loss, destruction, or compromise.

3.24 Disclaimer of Other Representations and Warranties. The Seller Representations are the only representations and warranties made by the Seller or any other member of the Seller Group with respect to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities. Except as specifically set forth in this Agreement or any other Transaction Agreement, (a) the Seller is selling the Acquired Assets to the Purchaser Group “as is” and “where is” and with all faults, and makes no warranty, express or implied, as to any matter whatsoever relating to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser Group after the Closings in any manner or (iii) the probable success or profitability of the Business after the Closings, and (b) none of the Seller, any other member of the Seller Group, or any of their respective Representatives or Affiliates will have or will be subject to any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser, its Affiliates or Representatives of the Purchaser, or the Purchaser’s use of, any information relating to the Business, the Acquired Companies, the Acquired Assets and the Assumed Liabilities, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Purchaser or its Representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser, due diligence reviews, or in any other form in expectation of the Contemplated Transactions, including during the negotiations of the Contemplated Transactions.

MASTER ACQUISITION AGREEMENT

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as specifically set forth in, or qualified by any matter set forth in, the disclosure schedules, dated as of the date of this Agreement and delivered by the Purchaser to the Seller (collectively, the “Purchaser Disclosure Schedule”) (it being agreed that the disclosure of any matter in any section or subsection in the Purchaser Disclosure Schedule shall be deemed to have been disclosed in any other section or subsection in the Purchaser Disclosure Schedule to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), the Purchaser represents and warrants to the Seller as follows:

4.1 Corporate Organization. The Purchaser is, and each member of the Purchaser Group will be at each applicable Closing, a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the laws of its jurisdiction of incorporation or organization, and has full power and authority to carry on its business as now conducted. Each member of the Purchaser Group is, or as of the applicable Closing will be, in all respects duly qualified as necessary to conduct the Business following the applicable Closing Date and, to the extent legally applicable, is, or as of the applicable Closing will be, in good standing under the Laws of each jurisdiction in which the Business is conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.2 Authorization. The Purchaser has, and each other member of the Purchaser Group will have at the applicable Closing, all power and authority it requires to execute, consummate the transactions contemplated by and perform its respective obligations under the Transaction Agreements to which it is a party. Each member of the Purchaser Group has obtained, or will have obtained prior to the applicable Closing Date, all organizational approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the Contemplated Transactions, as applicable. The Purchaser has duly and validly executed and delivered the Principal Agreements and, on or prior to the applicable Closing, each member of the Purchaser Group will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Agreements by the other parties thereto, the Principal Agreements are, and at each applicable Closing each other Transaction Agreement will be, a valid and binding obligation of each member of the Purchaser Group that is a party hereto or thereto, as applicable, enforceable against such member of the Purchaser Group in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers or the relief of debtors, and (b) Laws governing specific performance, injunctive relief and other equitable remedies or general principles of equity.

4.3 No Conflict. Except for the requirements of the HSR Act and any Antitrust Laws of jurisdictions outside the United States of America (if and to the extent any of the foregoing Laws may apply), the execution, delivery and performance by each member of the Purchaser Group of the Transaction Agreements to which it is a party and/or the consummation by each such member of the Purchaser Group of the Contemplated Transactions, as applicable, do not and will not, as applicable, (a) conflict with or violate any provision of the Purchaser’s certificate of incorporation or bylaws (or the equivalent organizational documents of the applicable member of the Purchaser Group), each as amended to date, (b) require any member of the Purchaser Group to make any filing with any Governmental Entity or obtain any material Governmental Authorization, except where the failure to obtain such Governmental Authorization or to make such filing would not prevent or materially delay the consummation by the Purchaser Group of the Contemplated Transactions or the performance by the Purchaser Group of any of its material obligations under the Transaction Agreements or as may be necessary as a result of any facts or circumstances relating to the Seller or its Affiliates), (c) result in a breach or default under, create

MASTER ACQUISITION AGREEMENT

in any Person the right to accelerate, terminate, modify or cancel, or require any prior notice, consent or waiver under, any material agreement or instrument to which the Purchaser or one of its Affiliates is a party, in any case with or without due notice or lapse of time or both, or (d) violate any material Law or Order applicable to the Purchaser Group.

4.4 Legal Proceedings. There is no Legal Proceeding pending or, to the Knowledge of the Purchaser, threatened by or against any member of the Purchaser Group that questions or challenges the validity of this Agreement or the ability of the Purchaser Group to consummate any of the Contemplated Transactions.

4.5 Available Financing.

(a) The Purchaser has delivered to the Seller a true, correct and complete copy of the executed Debt Commitment Letter. The Debt Commitment Letter and the commitments thereunder are in full force and effect on the date hereof, have not been amended or modified or withdrawn, waived or rescinded except as permitted hereby and, as of the date hereof, (i) there is no breach or default existing (or which with notice or lapse of time or otherwise may exist) thereunder and (ii) the Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of each of the items described in the final sentence of this paragraph (a) will not be available to the Purchaser on the Initial Closing Date. The Debt Commitment Letter constitutes a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, in each case except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally. Upon the funding of the Financing in accordance with and subject to its terms and conditions, the aggregate proceeds of the Financing plus unrestricted cash on hand as of the Initial Closing Date are sufficient to satisfy the obligation to pay (A) the Closing Purchase Price Payment, (B) all fees and expenses incurred by the Purchaser in connection with the Contemplated Transactions that are due and payable and required to be paid on the Initial Closing Date and (C) all other amounts (including refinancing or repayment of any debt) required to be paid by the Purchaser Group on the Initial Closing Date to consummate the Initial Closing (including the transactions contemplated or required by the Debt Commitment Letter) (the sum of clauses (A), (B) and (C) above, the “Required Closing Amount”).

(b) Except as otherwise specifically set forth in the Debt Commitment Letter, (i) there are no conditions precedent, “flex” provisions or other contingencies to the obligations of the parties thereto to fund the Financing contemplated by the Debt Commitment Letter; (ii) there are no contingencies that would permit the parties thereto either to reduce the total amount of the Financing contemplated by the Debt Commitment Letter or to impose any additional conditions precedent or contingency to the availability of the Financing contemplated by the Debt Commitment Letter; and (iii) there are no side letters or other contracts or agreements that could impact the availability of the financing or the commitment by the lenders under the Debt Commitment Letter to provide the Financing, or the conditions, the “Certain Funds” provisions, the “flex” provisions or the termination provisions of the Debt Commitment Letter.

4.6 Solvency. The Purchaser is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors

MASTER ACQUISITION AGREEMENT

of the Purchaser or any of its subsidiaries. Assuming the satisfaction of the conditions set forth in Section 6.3 to the Purchaser’s obligation to consummate the Contemplated Transactions, the Purchaser and its subsidiaries (on a consolidated basis) will be Solvent on a pro forma basis after giving effect to the transactions contemplated hereby, including the Financing and payment of all related fees and expenses. As used in this Section 4.6, the term “Solvent” means, with respect to any person as of a particular date, that on such date, (a) the fair value of the assets (on a going concern basis) of such person, on a consolidated basis, exceeds, on a consolidated basis, its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property (on a going concern basis) of such person, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business; (c) such person, on a consolidated basis, is able to pay its debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured in the ordinary course of business; and (d) such person, on a consolidated basis, is not engaged in, and is not about to engage in, business contemplated as of the date hereof for which it has unreasonably small capital.

4.7 Brokers’ Fees. No member of the Purchaser Group has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions except fees which will be borne entirely by the Purchaser.

4.8 Disclaimer of Other Representations and Warranties. The Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, neither the Seller nor any of its Subsidiaries, nor any of their respective Affiliates or Representatives, makes, or has made, any representation or warranty relating to itself or the Business or otherwise in connection with the Contemplated Transactions, and the Purchaser is not relying on any representation or warranty except for those expressly set forth in the Principal Agreements. The Purchaser acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Business and, in making its determination to proceed with the Contemplated Transactions, the Purchaser has relied on the results of its own independent investigation.

ARTICLE 5

PRE-CLOSING COVENANTS

5.1 Interim Operations.

(a) From the date of this Agreement until the applicable Closing, except with the prior written consent of the Purchaser, otherwise required or contemplated by this Agreement or any other Transaction Agreement, as required by applicable Law or Order, or as set forth on Schedule 5.1, each of the Acquired Companies, the Seller and each other member of the Seller Group shall (i) conduct the Business and use and/or hold for use the Acquired Assets only in the Ordinary Course and in material compliance with all applicable Laws and Orders; (ii) use Reasonable Efforts to (A) preserve intact the Business and the Acquired Assets, (B) maintain its rights and franchises with respect to the Business and the condition of the Acquired Assets (except for ordinary wear and tear) and (C) maintain the Business’ goodwill and existing relationships with customers, suppliers and distributors and any other Persons with whom it has a significant business relationship; and (iii) pay all Accounts Payable and collect all Accounts Receivable only in the Ordinary Course.

MASTER ACQUISITION AGREEMENT

(b) Without limiting the generality of the foregoing, from the date of this Agreement until the applicable Closing, except with the prior written consent of the Purchaser (which consent may not be unreasonably withheld, delayed or conditioned), otherwise required or contemplated by this Agreement or any other Transaction Agreement, as required by applicable Law or Order, or as set forth on Schedule 5.1, the Acquired Companies and, with respect to the Business, the Seller and the members of the Seller Group, shall not take any of the following actions:

(i) increase or improve the remuneration, benefits or terms of employment of any In-Scope Employee (as defined in the Employee Matters Agreement) other than (A) in the Ordinary Course, (B) as required by Law or Order, (C) pursuant to any Employee Benefit Plan of the Seller or the Seller Group as in effect on the date hereof (to the extent such increase applies to all employees of the Seller or the Seller Group), (D) as expressly provided for in the Employee Matters Agreement or any agreements forming a part thereof, or (E) in connection with retention agreements entered into in connection with the Contemplated Transactions (copies of which have been provided to the Purchaser and each of which is listed on Schedule 5.1(b)(i));

(ii) make any loan or advance to any Person other than any vendor financing consistent with past practice or otherwise in the Ordinary Course;

(iii) acquire (including by merger, consolidation or acquisition of stock or assets) any entity, business or material portion of the assets of any Person;

(iv) adopt a plan to, in whole or part, liquidate, dissolve, merge, consolidate or recapitalize any of the Acquired Companies;

(v) other than as permitted pursuant to subsection (vi) below, sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any Acquired Assets or any interest therein, except for (A) sales of Inventory in the Ordinary Course or other immaterial sales or dispositions; (B) products and services sold or assets otherwise disposed of in the Ordinary Course, (C) the transfer of Cash of the Business or any Acquired Company (it being expressly acknowledged and agreed by the Purchaser that the Seller shall be entitled to cause the transfer or distribution by the Seller Group or the Acquired Companies of all Cash held by the Seller Group or the Acquired Companies, including any Transferred Cash held in the Transferred Accounts, prior to the Initial Closing), or (D) the renewal, extension or amendment for a term that is no greater than two (2) years and otherwise on terms no less favorable in the aggregate than existing on the date hereof of any Assumed Real Property Lease in the Ordinary Course;

(vi) license, transfer, assign, or subject to any Encumbrance any Intellectual Property constituting an Acquired Asset, except for non-exclusive licenses to Intellectual Property granted in the Ordinary Course; or take any action (or fail to take any action) that would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any such material Intellectual Property;

MASTER ACQUISITION AGREEMENT

(vii) (A) make any material express or deemed election relating to Taxes that is inconsistent with past practices, (B) change or revoke any express or deemed election relating to Taxes unless otherwise required by Law, (C) file an amended Tax Return unless otherwise required by Law, (D) settle or compromise any material Legal Proceeding or other controversy relating to Taxes, (E) change any of its methods or periods of reporting income or deductions for Income Tax purposes from those used in the preparation of the Income Tax Returns unless otherwise required by Law, (F) extend the limitations period for any claims or assessments of Taxes, (G) fail to file (or cause to be filed), on or prior to the due date thereof, all Tax Returns required to be filed for all Pre-Closing Periods, (H) fail to pay any Tax that is due and payable or shown as payable on a Tax Return, (I) surrender any right to claim a refund of Taxes (except for refund of Taxes which the Seller is entitled to pursuant to Section 9.3), or (J) enter into any closing agreement or advance pricing agreement, in each case, if such election, amendment, settlement, change, extension, filing, or agreement, or other action is reasonably expected to materially increase any Tax liability of any Acquired Company or the Purchaser Group for any Post-Closing Period;

(viii) with respect to the Acquired Companies, incur any indebtedness for borrowed money in excess of $1,000,000 or in respect of which the Purchaser or an Acquired Company would be responsible for repaying after the Initial Closing Date, or assume, guarantee or endorse such obligations of any other Person, or permit any of the Acquired Assets to become subject to any Encumbrance, other than Permitted Encumbrances;

(ix) other than in the Ordinary Course, issue or enter into any guarantees and bonds;

(x) waive, release or assign any material rights or Claims of the Acquired Companies, or to the extent otherwise constituting, relating to or arising from the Acquired Assets or Assumed Liabilities;

(xi) settle or compromise, or agree to the entry of any Order in respect of, any Claim or Legal Proceeding involving any of the Acquired Assets or Assumed Liabilities or any Acquired Company other than settlements, compromises and Orders which are immaterial or which do not impose any material limitations on the conduct or operation of the Business or include any payment obligations in excess of $500,000 that would be binding on a member of the Purchaser Group or an Acquired Company following the applicable Closing;

(xii) make any new commitment for capital expenditures in excess of $1,000,000 or increase any previous commitment for capital expenditures by greater than $1,000,000 (other than with respect to production tooling which will not exceed an additional $6,000,000 in the aggregate);

MASTER ACQUISITION AGREEMENT

(xiii) make any payment to, or enter into any transaction with, any Affiliate other than payment of ordinary compensation to employees or under Material Contracts existing as of the date hereof, the provision of benefits under Employee Benefit Plans existing as of the date hereof, transactions between or among Acquired Companies or otherwise in the Ordinary Course;

(xiv) take any action or fail to take any action that would reasonably be expected to result in a Material Adverse Effect on the Business or the Seller;

(xv) other than as permitted pursuant to subsection (vi) above, enter into any Contract limiting or purporting to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time (excluding any covenants relating to the nonsolicitation of employees or service providers);

(xvi) issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other equity securities of any Acquired Company, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other equity securities of the Acquired Companies or any stock appreciation rights, restricted stock units, stock-based performance units, “phantom” stock awards or other rights that are linked to the value of the common stock or the value of any Acquired Company or any part thereof;

(xvii) declare, set aside, establish a record date for, make or pay any dividend (other than a dividend of Cash) or other distribution of any property (other than Cash) with respect to any of the capital stock of any Acquired Company;

(xviii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of capital stock or securities convertible or exchangeable into or exercisable for any shares of capital stock of any Acquired Company;

(xix) enter into, approve or recommend, or permit any Acquired Company to enter into, any agreement requiring the Seller or any other member of the Seller Group to abandon, terminate, delay or fail to consummate the Consummated Transactions, or requiring the Seller or any other member of the Seller Group to fail to comply with this Agreement;

(xx) terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar Contract to which any Acquired Company or member of the Seller Group is a party and that relates to any potential Alternative Transaction;

(xxi) make any amendment to any of the Acquired Companies’ certificates of incorporation, operating agreements or any other organizational and governance documents;

MASTER ACQUISITION AGREEMENT

(xxii) disclose any trade secrets or other material confidential information (other than pursuant to a written confidentiality agreement entered into in the Ordinary Course with reasonable protections of, and preserving all rights of the Seller, the Acquired Companies, the Business, and the other members of the Seller Group in such trade secrets and other confidential information) or knowingly receive any trade secrets or other confidential information of any Person in violation of any obligation of confidentiality; or

(xxiii) authorize, commit or agree to do any of the foregoing.

5.2 Access to Information. From the date of this Agreement until the Initial Closing, subject to the requirements and limitations of applicable Law (including Antitrust Laws) and Orders, the Seller will allow the Purchaser and its Representatives, and potential financing sources, at the Purchaser’s sole expense and in accordance with the procedures to be agreed upon by the parties, access through an Authorized Seller Representative and upon reasonable notice and during normal working hours to (a) such materials and information about the Business as the Purchaser may reasonably request, and (b) specified members of management of the Business as the parties may reasonably agree. Notwithstanding the foregoing, the Purchaser expressly acknowledges and agrees that (i) during any period of regulatory review, including pursuant to applicable Antitrust Laws, access to materials and information about the Business will be limited as required by applicable Law and Orders; and (ii) it will not, and will cause its Affiliates to not, contact or otherwise communicate with, either orally or in writing, any employee, officer, director, distributor, partner, customer or supplier of the Business (including, for such purpose, any employee of the Acquired Companies or the Seller Group who provides any service to the Business) without the prior written consent of the Seller, which consent may be provided by electronic mail confirmation by an Authorized Seller Representative. To the extent discussions with respect to the Contemplated Transactions with distributors, partners, customers or suppliers of the Business shall take place prior to the Initial Closing Date, the Seller shall be entitled to have a representative present in all such discussions. The Purchaser agrees that any investigation undertaken pursuant to the access granted under this Section 5.2 shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business or the other businesses of the Seller and its Affiliates. The investigation contemplated by this Section 5.2 shall not affect or otherwise diminish or obviate in any respect, or affect the Purchaser’s right to rely upon, any of the representations, warranties or covenants of the Seller or the indemnification rights of the Purchaser contained in this Agreement. Notwithstanding anything to the contrary in this Agreement, neither the Seller nor any of its Affiliates shall be required to provide access to or disclose information where such access or disclosure would jeopardize attorney-client privilege or contravene any applicable Laws or Orders and counsel has so advised the Seller or its Affiliates in writing, it being understood that the Seller shall use Reasonable Efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not jeopardize attorney-client privilege or contravene any applicable Laws.

5.3 Intercompany Arrangements. Except as may be mutually agreed by the parties, any intercompany contracts, arrangements, financing agreements, intercompany loans, transactions, accounts, commitments and claims between any Acquired Company, on the one hand, and any member of the Seller Group, on the other hand, shall be terminated (or deemed terminated without any action on the part of any party), effective no later than as of the Initial

MASTER ACQUISITION AGREEMENT

Closing, other than Transaction Agreements or any other arrangement entered into pursuant hereto or in connection with the Contemplated Transactions. Schedule 5.3 sets forth any financing agreements and intercompany loans between the Acquired Companies that will not be terminated prior to the Initial Closing Date.

5.4 Resignations. On or prior to the applicable Closing Date, the Seller will deliver to the Purchaser the duly signed resignation letters, effective at the time of the applicable Closing, of all officers and directors of the Acquired Companies who are not Transferred Employees from their officer or director positions, as applicable, with any Acquired Company.

5.5 Confidentiality.

(a) Each party agrees not to issue any press release or make any other public announcement relating to this Agreement or the other Transaction Agreements without the prior written approval of the other party, except that each party reserves the right, without the other party’s prior consent, to make any public disclosure it believes in good faith is required by applicable securities Laws or securities listing standards, including the filing of this Agreement with the SEC (in which case the disclosing party agrees to use Reasonable Efforts to advise the other party prior to making such disclosure). The parties agree that the initial press release to be issued with respect to the Contemplated Transactions shall be in the form mutually agreed to by the parties. Notwithstanding the foregoing, (i) to the extent the content of any press release or other public statement has been made in accordance with this Section 5.5, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other public statement, and (ii) the parties may make public statements in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as any such statements are consistent with the initial press release and other press releases and public statements made jointly by the parties or made by one party in accordance with this Section 5.5 and do not reveal material nonpublic information regarding this Agreement or the Contemplated Transactions.

(b) Each party agrees to continue to abide by that certain Non-Disclosure Agreement dated as of November 21, 2013 (the “NDA”), the terms of which are incorporated by reference in this Agreement and which terms will survive until the Initial Closing, at which time the NDA will terminate with respect to any Acquired Asset or Assumed Liability; provided, however, that if this Agreement is, for any reason, terminated prior to the Initial Closing, the NDA will continue in full force and effect. Except as contemplated by subsection (a) hereof, the existence of this Agreement and the other Transaction Agreements and the terms hereof and thereof (including the exhibits and schedules appended hereto and thereto) will be deemed “Confidential Information” for purposes of the NDA.

5.6 Regulatory Filings; Consents.

(a) Subject to the terms and conditions of this Agreement, the parties agree to use Reasonable Efforts to (i) make all necessary and appropriate filings with all applicable Governmental Entities and obtain required approvals and clearances with respect thereto, and (ii) obtain all material consents, waivers, approvals, authorizations and orders of any Person required in connection with the authorization, execution and delivery of this Agreement and the consummation of the Contemplated Transactions.

MASTER ACQUISITION AGREEMENT

(b) Without limiting the generality of Section 5.6(a), each of the Seller and the Purchaser agrees to (i) as soon as practicable following the date of this Agreement, but in no event later than the earlier of (A) the date legally required for filing and (B) the tenth (10th) Business Day following the date of execution and delivery of this Agreement (except as otherwise agreed by the parties), file any notification and report forms and related material that it may be required to file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and seek an early termination of the applicable waiting period, and (ii) make, using Reasonable Efforts, any further filings or information submissions that may be requested, necessary, proper or advisable pursuant to the HSR Act. In addition, each party agrees to file with the applicable Governmental Entity, as soon as reasonably practicable following the date of this Agreement, any filings or similar information submissions required under any other applicable United States federal or state or foreign statutes, rules, regulations, Orders, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or constituting anticompetitive conduct (collectively, together with the HSR Act, the “Antitrust Laws”). Each party will promptly notify the other party of any material communication it or any of its Affiliates receives from any Governmental Entity relating to the Contemplated Transactions, and will permit the other party to review in advance, if possible, any proposed material communication by such party to any Governmental Entity. Neither party will agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party and/or its outside counsel the opportunity to attend and participate at such meeting. The parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Each party will provide to counsel for the other party copies of all material correspondence, material filings or material communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Contemplated Transactions; distribution of these materials may be limited to outside counsel only, upon reasonable request of the providing party.

(c) Notwithstanding any other provision in this Section 5.6 or elsewhere in this Agreement, the Purchaser and the Seller will each pay one half of any and all filing fees due under the HSR Act and any other Antitrust Laws of jurisdictions outside of the United States of America in connection with the filings described above and neither the Seller nor any other member of the Seller Group will have any Liability with respect to the payment of such filing fee other than its own internal costs.

(d) Without limiting the generality of Sections 5.6(a) and (b), the Purchaser and the Seller will each (i) use its Reasonable Efforts to achieve “substantial compliance” as promptly as practicable with any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. § 18a(e) and in conjunction with the Contemplated Transactions (a “Second Request”), (ii) certify “substantial compliance” with any

MASTER ACQUISITION AGREEMENT

Second Request as promptly as practicable after the date of such Second Request, but in no event later than sixty (60) days from receipt of the Second Request, (iii) take all actions necessary to assert, defend and support its certification of “substantial compliance” with such Second Request, and (iv) not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities to delay or otherwise not to consummate as soon as practicable any of the Contemplated Transactions except with the prior written consent of the other party hereto, which consent may be withheld in the sole discretion of the non-requesting party.

(e) Notwithstanding anything to the contrary set forth herein, each party will use its Reasonable Efforts to resolve such objections, if any, as may be asserted by any Governmental Entity or private plaintiff with respect to the Contemplated Transactions under the HSR Act and any other Antitrust Laws. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as a violation of any Antitrust Law, each party will cooperate and use its Reasonable Efforts to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Contemplated Transactions, including by pursuing all available avenues of administrative and judicial appeal, unless by mutual agreement, the parties decide that litigation is not in their respective best interests. Notwithstanding the foregoing, in the event any such litigation, negotiation or other action is not reasonably capable of being resolved by the Termination Date, the Purchaser shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Purchaser or its subsidiaries (including any of the Acquired Assets), or otherwise offer to take or offer to commit to take any action which it is capable of taking (and if such offer is accepted, take or commit to take such action) that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Purchaser or its subsidiaries (including the Business), in order to avoid the entry of, or to effect the dissolution of, any Order in any suit or proceeding, which would have the effect of preventing or delaying the Initial Closing Date beyond the Termination Date, except as would be or create a material adverse effect upon the Purchaser or the value of the Business to the Purchaser. From the date hereof until the date of the final Closing (the “Final Closing Date”), neither the Seller nor the Purchaser will enter into any agreement or commitment with, or propose any agreement or commitment to, any Governmental Entity with respect to matters arising under the HSR Act or other Antitrust Laws or otherwise relating to the Contemplated Transactions without the written consent of the other party.

5.7 Satisfaction of Conditions Precedent. Without limiting any other provision of this Agreement, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser and the Seller shall each use Reasonable Efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or Order or otherwise to consummate and make effective the Contemplated Transactions as soon as practicable after the date hereof; provided that nothing in this Section 5.7 shall require the Purchaser or the Seller to waive any of the conditions set forth in Article 6. Without limiting the generality of the foregoing, (a) if all other conditions to a party’s obligation to effectuate the applicable Closing and the consummation of the Contemplated Transactions have been satisfied

MASTER ACQUISITION AGREEMENT

or waived, such Party shall execute and deliver at the applicable Closing all Transaction Agreements applicable to such Closing to which it is a party, and (b) each party agrees to use its reasonable best efforts to contest and resist any Legal Proceeding that may be commenced by any of such party’s shareholders challenging or seeking to restrain any Contemplated Transaction.

5.8 Financing.

(a) The Purchaser will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or, in the Purchaser’s reasonable determination, advisable to arrange, consummate and obtain the financing on the terms and conditions described in the Debt Commitment Letter (as such terms and conditions may be modified or adjusted in accordance with the terms thereof and within the limits of the “market flex” provisions in the Fee Letter) (the “Financing”), and (1) not borrow funds or voluntarily incur liabilities which materially increase the likelihood of a failure of the condition set forth in paragraph 2 of Exhibit C to the Debt Commitment Letter and (2) will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver would (i) reduce the aggregate amount of the Financing plus unrestricted cash on hand at the time of the Initial Closing below the Required Closing Amount or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Financing, in the case of either clause (i) or (ii) above, in a manner that would reasonably be expected to (A) prevent, impede or delay the ability of the Purchaser to consummate the Initial Closing, (B) make any portion of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to be obtained or prevent, impede or delay in any material respect the funding of the Financing or (C) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter; provided that the Purchaser may, without the consent of the Seller, (1) amend the Debt Commitment Letter (A) in accordance with the “market flex” provisions thereof and (B) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement or (2) otherwise amend or replace the Debt Commitment Letter so long as in the case of this clause (2), (x) such amendment does not impose terms or conditions that would reasonably be expected to prevent, impede or delay in any material respect the ability of the Purchaser to consummate the Initial Closing or adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter and (y) with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. In the event of such amendment or replacement of the Debt Commitment Letter as permitted by the proviso to the immediately preceding sentence, the financing under such amended or replaced Debt Commitment Letter will be deemed to be the “Financing” as such term is used in this Agreement, and the commitment letter evidencing any Alternative Financing (as defined below) will be deemed to be the “Debt Commitment Letter” as such term is used in this Agreement. The Purchaser will use reasonable best efforts to (I) maintain in effect the Debt Commitment Letter (including any definitive agreements entered into in connection therewith), (II) satisfy on a timely basis (or obtain the waiver of) all conditions in the Debt Commitment Letter applicable to, and within the control of, the Purchaser necessary to obtaining the Financing on the Initial Closing Date and comply with its obligations thereunder, (III) consummate the Financing on or prior to the Initial Closing Date and (IV) fully enforce the

MASTER ACQUISITION AGREEMENT

counterparties’ obligations and its rights under the Debt Commitment Letter, including by suit or other appropriate proceeding (including by seeking specific performance) to cause the lenders under the Debt Commitment Letter to fund in accordance with their respective commitments. The Purchaser will keep the Seller reasonably informed on a current basis and in reasonable detail of the status of the Purchaser’s efforts to arrange the Financing and to satisfy the conditions thereof and shall provide to the Seller, upon request, copies of any amendments, modifications or supplements to or replacements of the Debt Commitment Letter related to the availability of the Financing, the commitment by the lenders to provide the Financing, or the conditions, the “Certain Funds” provisions, the “flex” provisions or the termination provisions of the Debt Commitment Letter. In the event that the Purchaser commences an enforcement action to enforce its rights under the Debt Commitment Letter or the definitive agreements entered into in connection therewith and/or to compel the financing sources under the Debt Commitment Letter to fund the Financing (any such action, a “Financing Action”), the Purchaser shall keep the Seller reasonably informed of the status of the Financing Action. If any portion of the Financing becomes reasonably likely to be unavailable or the Purchaser becomes aware of any event or circumstance that is reasonably likely to result in any portion of the Financing being unavailable, in each case, on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letter, (i) the Purchaser will promptly notify the Seller and (ii) the Purchaser will use reasonable best efforts to arrange and obtain alternative financing (A) in an amount sufficient, when added to any portion of the Financing that is available and unrestricted cash on hand and other readily available liquidity, to pay in cash the Required Closing Amount and (B) that does not impose new or additional conditions that were not contained in the Debt Commitment Letter or otherwise expands, amends or modifies any of the conditions or contingencies that were contained in the Debt Commitment Letter (taking into account the “market flex” provisions of the Debt Commitment Letter) not materially less favorable or more onerous to the Purchaser or the Seller, taken as a whole (“Alternative Financing”) as promptly as practicable following the occurrence of such event. The Purchaser shall provide a true, correct and complete copy of each alternative financing commitment (together with a redacted copy of any related fee letter) to the Seller. Notwithstanding the foregoing, it is understood and agreed that Alternative Financing may take the form of senior secured or senior second secured term loans with substantially similar terms to any first lien term loans (except for customary cushions and other modifications) in lieu of debt securities and if a commitment for second secured term loans is obtained, the conditions may be expanded to include customary supplemental security documents and a customary intercreditor agreement. In such event, (1) the term “Financing” will be deemed to include any Alternative Financing and (2) the term “Debt Commitment Letter” will be deemed to include any commitment letters with respect to any such Alternative Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Seller notice as promptly as reasonably practicable and in any event within two (2) Business Days: (I) of any breach or default by any party to the Debt Commitment Letter or definitive document related to the Financing of which the Purchaser becomes aware; (II) of the receipt of any written notice or other written communication from any Financing Source with respect to (X) any breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Financing or (Y) any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive document that pertains to the availability of the Financing or the commitment

MASTER ACQUISITION AGREEMENT

by the lenders under the Debt Commitment Lender to provide the Financing, or the conditions, the “Certain Funds” provisions, the “flex” provisions, the termination provisions of the Debt Commitment Letter; and (III) if for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Financing. As soon as reasonably practicable, but in any event within five (5) Business Days of the date the Seller delivers a written request to the Purchaser, the Purchaser shall provide any information reasonably requested by the Seller relating to any circumstance referred to in clause (I), (II) or (III) of the immediately preceding sentence.

(b) Through the Initial Closing Date, the Seller will provide to the Purchaser, and will cause its Subsidiaries to provide, at the Purchaser’s cost and expense as provided in Section 5.8(e), in each case subject to Section 10.5, all cooperation reasonably requested by the Purchaser that is customary or reasonably necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Debt Commitment Letter to be satisfied as such matters relate to the Acquired Companies and the Business, including using Reasonable Efforts in (i) assisting with the preparation prior to the Marketing Period of offering and syndication documents and materials in connection with the Financing, including (A) private placement memoranda, registration statements and prospectuses and (B) information memoranda and packages, lender and investor presentations and rating agency materials, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing customary information (all such documents and materials, collectively, the “Offering Documents”), (ii) preparing and furnishing to the Purchaser and the Financing Sources as promptly as reasonably practicable (A) all Required Information, (B) to the extent it is reasonably available to the Seller and not previously made otherwise available to the Purchaser, all pertinent information reasonably necessary for the Purchaser to prepare pro forma financial statements and projections or otherwise as is requested and customarily provided in connection with any financing comparable to the Financing and (C) all other information and disclosures relating to the Acquired Companies and the Business (including their businesses, operations and financial projections) as may be reasonably requested by the Purchaser to assist in preparation of the Offering Documents (including execution of customary authorization and management representation letters relating to the Acquired Companies and the Business), (iii) having the Seller designate members of senior management of the Acquired Companies and the Business to participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, (iv) assisting the Purchaser in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter, (v) assisting in the preparation of definitive financing documents (including any schedules, annexes or exhibits thereto and any pro forma financial statements and financial projections, in each case, customarily required to be delivered thereunder), (vi) subject to any contractual agreement in effect, assisting in the pledging of collateral for the Financing, including taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Acquired Companies’ and the Business’s real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements, in each case, to the extent customary and not unreasonably interfering with the business of the Seller, (vii) assisting in obtaining, to the extent applicable, from the Seller’s existing lenders such consents, approvals, authorizations and instruments which may be

MASTER ACQUISITION AGREEMENT

reasonably requested by the Purchaser in connection with the Financing and collateral arrangements, including customary payoff letters, lien releases, release of guaranties, instruments of termination or discharge, (viii) providing the Purchaser with all documentation and other information required by regulatory authorities and as reasonably requested by the Purchaser on behalf of Financing Sources with respect to the Acquired Companies and the Business in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001) and (ix) preparing and delivering to the Purchaser any supplements to the above information as may be reasonably required pursuant to the Debt Commitment Letter. The Seller hereby consents to the use of the Acquired Companies’ and the Business’s logos, trademarks and servicemarks in connection with the Financing in a form and manner mutually agreed with the Seller; provided, however, that such logos are used in a customary manner and solely in a manner that is not intended, or reasonably likely, to harm or disparage the Seller or any of its Subsidiaries or the reputation or goodwill of the Seller or any of its Subsidiaries. The Seller will, upon the reasonable request of the Purchaser, use Reasonable Efforts to periodically update any information (to the extent it is reasonably available) to be included in any Offering Document to be used in connection with such Financing, so that the Purchaser may ensure that any such Required Information remains Compliant.

(c) Notwithstanding the requirements of Section 5.8(b), (i) the Purchaser shall solely be responsible for provision of any post-Initial Closing pro forma financial information, including cost savings, synergies, capitalization, ownership, purchase accounting adjustments or other pro forma adjustments (provided, that for the avoidance of doubt, the Seller shall provide the Purchaser with financial and other information relating to the Acquired Companies and the Business reasonably requested by the Purchaser to allow the Purchaser to prepare such pro forma financial information, including projections of the Acquired Companies and the Business), (ii) none of the Seller, any of its Subsidiaries, or any of their respective Representatives shall be required to enter into any certificate, document, agreement or instrument in connection with the Financing which will be effective prior to the Initial Closing Date (other than in connection with the issuance of a customary comfort letter by the Seller’s auditors in connection with the pricing and closing of any high-yield debt offering in connection with the Financing), (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably or materially with the business or operations of the Seller or any of its Subsidiaries (it being agreed that contacting the customers of the Seller without the Seller’s consent shall constitute unreasonable interference), (iv) none of the Seller and any of its Subsidiaries will be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Initial Closing Date, (v) nothing herein shall require cooperation or assistance from a Seller director, officer or employee to the extent such director, officer or employee is reasonably likely to incur any personal financial liability by providing such cooperation or assistance that will not be repaid, reimbursed or indemnified in full by the Purchaser and (vi) neither the Seller nor any of its Subsidiaries (excluding the Acquired Companies on the Initial Closing Date after giving effect to the Initial Closing) shall (except as expressly set forth in this Agreement) have any liability or obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or any alternative financing that the Purchaser may raise in connection with the transactions contemplated by this Agreement) or be required to incur any other liability in connection therewith.

MASTER ACQUISITION AGREEMENT

(d) After giving effect to the receipt of the net proceeds contemplated by the Debt Commitment Letter plus unrestricted cash on hand, the Purchaser will have available on the Initial Closing Date cash in an aggregate amount sufficient to pay the Required Closing Amount.

(e) The Purchaser will promptly, upon request by the Seller, reimburse the Seller for all documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Seller or any of its Subsidiaries in connection with the cooperation of the Seller and its Subsidiaries contemplated by Section 5.8(b), including in connection with the Seller’s obligations under Section 5.11. The Purchaser will indemnify and hold harmless the Seller, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 5.8) and any information used in connection therewith, except with respect to any information relating to the Seller or the Acquired Companies or the Business provided in writing by the Seller or any of its Subsidiaries specifically for use in the Financing offering documents or any fraud or intentional misrepresentations or willful misconduct or gross negligence by any such Persons.

(f) All information provided by the Seller or any of its Representatives pursuant to this Section 5.8 that consists of “confidential information” pursuant to the NDA shall be kept confidential in accordance with the NDA, except that the Purchaser shall be permitted to disclose such information to Financing Sources and other lenders or potential lenders in accordance with the terms of the Debt Commitment Letters, subject to customary confidentiality undertakings by the Financing Sources and other lenders and potential lenders similar to those in the NDA.

5.9 Bulk Transfer Laws. The Purchaser hereby waives compliance by the Acquired Companies or each member of the Seller Group with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the Contemplated Transactions.

5.10 Insurance.

(a) From and after the Initial Closing and, for the avoidance of doubt, except for insurance policies acquired directly by and in the name of one or more Acquired Companies or direct self-insurance programs of the Acquired Companies, the Acquired Assets, Assumed Liabilities and Acquired Companies shall cease to be insured by the Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs (collectively, the “Seller Insurance Policies”), including by TCS Insurance Company of Ireland, Ltd. and/or TCS Reinsurance Company of Ireland, Ltd. With respect to events or circumstances relating to the Acquired Assets, Assumed Liabilities or Acquired Companies that occurred or existed prior to the applicable Closing Date that are covered by the Seller Insurance Policies that are occurrence-based liability insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, state or country programs that apply to the locations at which the Acquired Companies’ businesses are operated, upon the reasonable request of the Purchaser, the Seller shall make claims, pursuant to the terms of this Section 5.10(a), for the benefit of a member of the Purchaser Group or an Acquired Company, under such policies and programs to the extent such coverage and limits are available under such

MASTER ACQUISITION AGREEMENT

policies and programs and subject to the Purchaser paying, or causing the applicable member of the Purchaser Group or Acquired Company to pay, any applicable deductible. For the avoidance of doubt, the Purchaser shall be responsible for the payment of any applicable deductible. The Seller and its Affiliates shall retain all rights to control its insurance policies and programs and claims made thereunder, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs or claims made thereunder, notwithstanding whether any such policies or programs apply to any Acquired Asset, Assumed Liability or Acquired Company. For the avoidance of doubt, the right of the Seller and its Affiliates to control claims includes the right to control any matters reasonably necessary to preserve, present and prosecute such claim. To the extent that the Purchaser desires to assert a claim that may be covered by a Seller Insurance Policy pursuant to this Section 5.10(a), the Purchaser will deliver a written notice to the Seller, which notice must contain (i) a description of, and an estimated amount payable pursuant to, such claim, (ii) the applicable insurance policy under which the Purchaser is asserting such claim to the extent known, and (iii) a reasonable explanation of the basis for the claim. The Seller will either (A) agree to control such claim with the applicable insurance carrier, or (B) dispute that the claim is covered in whole or in part, provided that in either event the Seller will, or will cause its applicable Affiliate to, make Reasonable Efforts to give notice of claim to the insurer which maintains the insurance policy or policies identified by the Purchaser in its notice to the Seller, and the Purchaser will, and will cause its Affiliates (including the members of the Purchaser Group and the Acquired Companies) to, at all times cooperate with reasonable requests for information by the Seller and its Affiliates or the insurers regarding any such claim. The Purchaser will promptly pay or reimburse the Seller and its Affiliates for all reasonable out-of-pocket costs and expenses incurred by the Seller and its Affiliates in connection with any claims asserted by the Purchaser or any of its Affiliates (including, following the Initial Closing, an Acquired Company) pursuant to this Section 5.10(a).

(b) The Seller shall use Reasonable Efforts to assist the Purchaser in obtaining “tail” or other appropriate insurance coverage for the Acquired Companies prior to Closing.

5.11 Interim and Audited Financial Statements. From the date of this Agreement until the Initial Closing, the Seller shall deliver to the Purchaser the unaudited balance sheet and the related statement of income and statement of cash flow of the Business as of and for the interim period ended the last day of each quarter ended on or after March 31, 2014 (collectively, the “Interim Financial Statements”), as soon as practical, but within forty-five (45) calendar days, after the last day of the applicable quarter. The Interim Financial Statements (i) will be prepared in accordance with GAAP using the same principles, policies and methodologies used in preparing the Audited Financial Statements, and will present fairly in all material respects the financial condition of the Business as of the respective dates thereof and the results of operations of the Business for the respective periods indicated therein, except, in each case, (A) the absence of footnotes or other audit disclosures and statements of changes in stockholders’ equity, and (B) subject to normal year-end adjustments which, individually or in the aggregate, are not material, and (ii) will be reviewed by the Seller’s independent auditors in accordance with the procedures specified by the Public Company Accounting Oversight Board in AU 722. In addition, (a) the Seller has delivered to the Purchaser the Audited Financial Statements and, (b) if the Initial Closing takes place after February 12, 2015, the Seller shall prepare, and deliver to the Purchaser on or prior to March 1, 2015, audited financial statements for the Business of the same type and

MASTER ACQUISITION AGREEMENT

prepared in substantially the same manner as the Audited Financial Statements as of and for the year ended December 31, 2014, in each case, in compliance with the requirements of the Securities Act (including Regulation S-X thereunder and other accounting rules and regulations of the SEC (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 or “segment reporting”)) in order to enable the Purchaser to comply with its obligations for reporting on Form 8-K under the Exchange Act.

5.12 Exclusivity. From the date of this Agreement until the earlier of (a) the Final Closing Date and (b) termination of this Agreement pursuant to Section 7.1, the Seller shall not, and shall use Reasonable Efforts to cause its Representatives and any other Person acting on its behalf not to, directly or indirectly, (a) solicit, initiate, encourage, enter into, conduct, engage in or continue, any discussions, negotiations, communications, Contracts or understandings, whether written or oral or binding or non-binding, or continue any discussions, negotiations or communications with, or provide any information or afford access to the properties, books or records of the Acquired Companies or relating to the Business or Acquired Assets to, any Person (other than the Purchaser, its Affiliates and its Representatives), in each case, concerning a sale (or possible sale) of the Business or all or a substantial portion of the Separately Owned Acquired Assets or the Acquired Companies, whether such transaction takes the form of a sale of securities or other equity interests, merger, liquidation, dissolution, reorganization, recapitalization, consolidation, sale of assets (including all or a material portion of the assets or any interest therein) or otherwise (an “Alternative Transaction”), (b) agree to, accept, approve, endorse or recommend (or propose or announce any intention or desire to agree to accept, approve, endorse or recommend) any Alternative Transaction, or (c) submit any Alternative Transaction to the vote of its stockholders. The Seller shall, and shall cause each of the other members of the Seller Group to, and shall use Reasonable Efforts to cause each of their Representatives to, immediately discontinue any ongoing communications or negotiations relating to any Alternative Transaction.

5.13 Certain Transaction Matters. From the date of this Agreement until the Final Closing Date, the Purchaser and the Seller shall each promptly notify the other in writing of (a) any pending or, to the Knowledge of such party, threatened, Legal Proceeding (i) challenging or seeking damages in connection with the Contemplated Transactions or (ii) seeking to restrain or prohibit the consummation of the Contemplated Transactions, (b) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions, and (c) any written notice or other written communication from any Governmental Entity in connection with the Contemplated Transactions. The parties shall reasonably cooperate with each other in defending against any such Legal Proceeding, including seeking to have vacated or reversed any stay or temporary restraining order entered in connection therewith by any court or other Governmental Entity. No such notifications will affect the representations or warranties of the parties hereunder or the conditions to the Purchaser’s obligations hereunder.

5.14 Reynosa Manufacturing. The Purchaser acknowledges that the Seller has executed a definitive agreement with respect to the outsourcing of its manufacturing operations in Reynosa, Mexico, which such transaction (the “Reynosa Outsourcing Transaction”) is expected to close at the end of April 2014. In the unlikely event that such transaction has not closed prior to the Initial Closing in which such operations would transfer to the Purchaser

MASTER ACQUISITION AGREEMENT

Group, the parties will negotiate in good faith to enter into a contract manufacturing arrangement, effective as of such Closing, providing for the manufacturing by the Purchaser Group, for the benefit of the Seller Group, of Purchaser Excluded Products and other products of businesses of the Seller Group other than the Business. The Purchaser Group shall provide such manufacturing services at the service levels, volume and costs associated with such services for such other businesses as of the date of this Agreement.

ARTICLE 6

CONDITIONS PRECEDENT TO THE CLOSING

6.1 Conditions to Each Party’s Obligations. The respective obligations of the parties to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions.

(a) Conditions to the Initial Closing. The respective obligations of the parties to effect the Initial Closing are subject to the fulfillment on or before the Initial Closing Date of each of the following conditions:

(i) No Order or Restraint; Litigation. No Order or other legal restraint or prohibition may be in effect that in any case would prohibit or prevent the transactions to be consummated at the Initial Closing. No Legal Proceeding shall have been commenced by any Governmental Entity that seeks to prevent, prohibit or make illegal the transactions to be consummated at the Initial Closing.

(ii) Government Approvals. All filings with the Governmental Entities set forth on Schedule 6.1(a)(ii) must have been made, and all consents and approvals of the Governmental Entities set forth on Schedule 6.1(a)(ii) hereto must have been obtained. In addition, the applicable waiting period (and any extensions thereof) under the HSR Act must have expired or otherwise been terminated.

(b) Conditions to the Additional Closings. The respective obligations of the parties to effect any Additional Closing are subject to the fulfillment of each of the following conditions:

(i) No Order or Restraint; Litigation. No Order or other legal restraint or prohibition may be in effect that in any case would prohibit or prevent the transactions to be consummated at such Additional Closing. No Legal Proceeding shall have been commenced by any Governmental Entity that seeks to prevent, prohibit or make illegal the transactions to be consummated at such Additional Closing.

(ii) Government Approvals. All filings with the Governmental Entities set forth on Schedule 6.1(b)(ii) required to consummate the transactions to be consummated at such Additional Closing must have been made, and all consents and approvals of the Governmental Entities set forth on Schedule 6.1(b)(ii) required to consummate the transactions to be consummated at such Additional Closing must have been obtained.

MASTER ACQUISITION AGREEMENT

6.2 Conditions to the Obligations of the Seller. The obligations of the Seller to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions (any one or more of which may be waived by the Seller, but only in a writing signed by the Seller).

(a) Conditions to the Initial Closing. The obligations of the Seller to effect the Initial Closing are subject to the fulfillment on or before the Initial Closing Date of each of the following conditions, any one or more of which may be waived by the Seller, but only in a writing signed by the Seller:

(i) Accuracy of Representations and Warranties. The Purchaser Representations (disregarding, for purposes of this Section 6.2(a)(i), any exception or qualification of such representations and warranties relating to materiality or Purchaser Material Adverse Effect) must be accurate in all respects as of the Initial Closing Date (except to the extent any specific Purchaser Representation speaks as of an earlier date, in which case such Purchaser Representation will have been accurate in all respects as of such date), except that any inaccuracies in such Purchaser Representations will be disregarded for purposes of this Section 6.2(a)(i) if such inaccuracies, considered collectively, do not have a Purchaser Material Adverse Effect as of the Initial Closing Date.

(ii) Covenants. The Purchaser and the other members of the Purchaser Group must have performed in all material respects or complied in all material respects with their respective agreements and covenants required to be performed or complied with under the Transaction Agreements as of or prior to the Initial Closing Date.

(iii) Other Transaction Agreements and Related Instruments. The Purchaser and/or the other applicable members of the Purchaser Group must have executed and delivered to the Seller (or caused to have been delivered, as applicable) each item described in Section 2.3(b).

(iv) Officer’s Certificate. The Purchaser must have delivered to the Seller a certificate signed by a senior executive officer of the Purchaser to the effect that the conditions specified in Sections 6.2(a)(i) and (ii) are satisfied in all respects.

(v) Closing Purchase Price Payment. The Closing Purchase Price Payment shall have been received by the Seller in accordance with Section 2.3(b)(i).

(b) Conditions to Additional Closings. The obligations of the Seller to effect any Additional Closing are subject to the fulfillment of each of the following conditions, any one or more of which may be waived by the Seller, but only in a writing signed by the Seller:

(i) Other Transaction Agreements and Related Instruments. The Purchaser and/or the other applicable members of the Purchaser Group must have executed and delivered to the Seller (or caused to have been delivered, as applicable) each item described in Section 2.3(b) hereof necessary to consummate the transactions under each such Additional Closing.

MASTER ACQUISITION AGREEMENT

(ii) No Order or Restraint; Litigation. No Order or other legal restraint or prohibition may be in effect that in any case would prohibit or prevent the transactions to be consummated at such Additional Closing. No Legal Proceeding shall have been commenced by any Governmental Entity that seeks to prevent, prohibit or make illegal the transactions to be consummated at such Additional Closing.

(iii) Government Approvals. All filings with the Governmental Entities set forth on Schedule 6.1(b)(ii) required to consummate the transactions to be consummated at such Additional Closing must have been made, and all consents and approvals of the Governmental Entities set forth on Schedule 6.1(b)(ii) required to consummate the transactions to be consummated at such Additional Closing must have been obtained.

6.3 Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions (any one or more of which may be waived by the Purchaser, but only in a writing signed by the Purchaser):

(a) Conditions to the Initial Closing. The obligations of the Purchaser to effect the Initial Closing are subject to the fulfillment on or before the Initial Closing Date of each of the following conditions, any one or more of which may be waived by the Purchaser but only in a writing signed by the Purchaser:

(i) Accuracy of Representations and Warranties. The Seller Representations (disregarding, for purposes of this Section 6.3(a)(i), any exception or qualification of such representations and warranties relating to materiality or Material Adverse Effect) must be accurate in all respects as of the Initial Closing Date (except to the extent any specific Seller Representation speaks as of an earlier date, in which case such Seller Representation will have been accurate in all respects as of such date), except that any inaccuracies in such Seller Representations will be disregarded for purposes of this Section 6.3(a)(i) if such inaccuracies, considered collectively, do not have a Material Adverse Effect on the Seller or the Business as of the Initial Closing Date.

(ii) Covenants. The Seller and the other members of the Seller Group must have performed or complied in all material respects with their respective agreements and covenants required to be performed or complied with under the Transaction Agreements as of or prior to the Initial Closing Date.

(iii) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect with respect to the Business or any fact, event, change, development or effect that, individually or when taken together with all other facts, events, changes, developments or effects, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Business.

(iv) Other Transaction Agreements and Related Instruments. The Seller and/or the other applicable members of the Seller Group must have executed and delivered to the Purchaser (or caused to have been delivered, as applicable) each item described in Section 2.3(a).

(v) Officer’s Certificate. The Seller must have delivered to the Purchaser a certificate signed by a senior executive officer of the Seller to the effect that the conditions specified in Sections 6.3(a)(i), (ii) and (iii) are satisfied in all respects.

MASTER ACQUISITION AGREEMENT

(b) Conditions to Additional Closings. The obligations of the Purchaser to effect any Additional Closing are subject to the fulfillment of each of the following conditions, any one or more of which may be waived by the Purchaser, but only in a writing signed by the Purchaser:

(i) Other Transaction Agreements and Related Instruments. The Seller and/or the other applicable members of the Seller Group must have executed and delivered to the Purchaser (or caused to have been delivered, as applicable) each item described in Section 2.3(a) hereof necessary to consummate the transactions under each such Additional Closing.

(ii) No Order or Restraint; Litigation. No Order or other legal restraint or prohibition may be in effect that in any case would prohibit or prevent the transactions to be consummated at such Additional Closing. No Legal Proceeding shall have been commenced by any Governmental Entity that seeks to prevent, prohibit or make illegal the transactions to be consummated at such Additional Closing.

(iii) Government Approvals. All filings with the Governmental Entities set forth on Schedule 6.1(b)(ii) required to consummate the transactions to be consummated at such Additional Closing must have been made, and all consents and approvals of the Governmental Entities set forth on Schedule 6.1(b)(ii) required to consummate the transactions to be consummated at such Additional Closing must have been obtained.

6.4 Frustration of Closing Conditions. Neither the Purchaser nor the Seller may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts required by this Agreement to cause the applicable Closing to occur.

ARTICLE 7

TERMINATION OF AGREEMENT

7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Contemplated Transactions abandoned at any time prior to the Initial Closing:

(a) By mutual written consent of the Purchaser and the Seller;

(b) By either the Purchaser or the Seller for any reason if the Initial Closing has not occurred by April 13, 2015 (the “Termination Date”), unless otherwise mutually agreed in writing by the parties; provided, however, that the right to terminate this Agreement pursuant

MASTER ACQUISITION AGREEMENT

to this Section 7.1(b) shall not be available to any party whose breach of this Agreement or any other Principal Agreement has caused or resulted in the Initial Closing not having occurred by such date;

(c) By the Purchaser, if, prior to the Initial Closing Date, any condition provided in Section 6.3 has not been met, satisfaction of such condition prior to the Termination Date is impossible and such condition has not been waived in writing by the Purchaser, upon delivery of written notice signed by the Purchaser to the Seller;

(d) By the Seller, if, prior to the Initial Closing Date, any condition provided in Section 6.2 has not been met, satisfaction of such condition prior to the Termination Date is impossible and such condition has not been waived in writing by the Seller, upon delivery of written notice signed by the Seller to the Purchaser; or

(e) By either the Purchaser or the Seller if any Governmental Entity has issued a final, non-appealable Order or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting a material portion of the Contemplated Transactions.

Any valid termination of this Agreement in accordance with this Section 7.1 shall become effective by the delivery of written notice by the terminating party to the other party. Each of the other Principal Agreements will automatically terminate upon the termination of this Agreement without any further action by either party.

7.2 Effect of Termination. Upon valid termination of this Agreement in accordance with this Article 7, this Agreement shall become null and void and of no further force or effect and the rights and obligations of the parties under this Agreement shall automatically end without any Liability against any party or its Affiliates, except that nothing in this Section 7.2 relieves any party from Liability for any breach of any provisions of this Agreement prior to termination, and the provisions of Section 5.5 [Confidentiality], Sections 5.8(e) and (f) [Financing], this Section 7.2, Section 7.3 [Nonexclusivity of Termination Rights], Section 7.4 [Financing Failure] and Article 11 [Miscellaneous] will remain in force and survive any termination of this Agreement. If the Purchaser or the Seller terminates this Agreement pursuant to this Article 7, the Purchaser will comply with the NDA regarding the return and/or destruction of any documents furnished to the Purchaser in connection with this Agreement.

7.3 Nonexclusivity of Termination Rights.

(a) Subject to Section 7.3(b), the termination rights provided in Section 7.1 will not be deemed to be exclusive. Accordingly, the exercise by any party of its right to terminate this Agreement pursuant to Section 7.1 will not be deemed to be an election of remedies and will not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such party may be entitled to exercise (whether under this Agreement, under any other Contract, under any statute, rule or other Laws, at common Law, in equity or otherwise); provided, however, if a party terminates this Agreement pursuant to Section 7.1, such party shall not thereafter be entitled to specific performance to enforce specifically the terms and provisions hereof.

MASTER ACQUISITION AGREEMENT

(b) If either the Seller or the Purchaser exercises its right to terminate this Agreement pursuant to Section 7.1(b), in the event the Initial Closing shall not have occurred due to a Financing Failure at any time prior to such termination, the Purchaser shall, within one (1) Business Day of such termination, pay to the Seller the Financing Termination Fee as the sole and exclusive remedy of the Seller and its Affiliates against the Purchaser, any of the Purchaser’s subsidiaries and any of their respective former, current or future Representatives, stockholders, general or limited partners, members, managers, directors, officers, employees, agents, assignees or Affiliates (collectively, the “Purchaser Related Parties”) for all losses and damages suffered as a result of the failure of the Contemplated Transactions to be consummated or for any other breach or failure to perform hereunder or otherwise and none of the Purchaser Related Parties shall have any liability or obligation, in any such case relating to, arising out of or with respect to the Transaction Agreements or any of Contemplated Transactions (whether relating to, arising out of or with respect to any matter(s) forming the basis for such termination or otherwise); provided, however, that payment of the Financing Termination Fee shall not be the sole and exclusive remedy if the Financing is not obtained due to the Purchaser’s breach of Section 5.8(a) (it being understood and agreed that, if the Seller has accepted payment of the Financing Termination Fee, it shall not be entitled to pursue any Claim against the Purchaser or its Affiliates for Damages allegedly arising out of the Financing Failure). Without limitation of the foregoing, none of the Seller, any of its respective Affiliates and any other Person shall be entitled to bring or maintain any proceeding, claim, suit or action against, or seek damages from, any of the Purchaser Related Parties in contravention of this Section 7.3(b).

7.4 Financing Failure. In the event of a Financing Failure, the Purchaser shall, upon the written request of the Seller, promptly commence a litigation proceeding (which such proceeding shall be managed exclusively by the Purchaser, subject to compliance by the Purchaser with its obligations under (x) clause (IV) of the second sentence of Section 5.8(a) and (y) the fourth sentence of Section 5.8(a)) against any breaching financial institution or institutions under the Debt Commitment Letter in which it will use its reasonable best efforts to compel such breaching institution or institutions to provide its portion of such financing as required.

ARTICLE 8

INDEMNIFICATION

8.1 Indemnification by the Seller. Following the Initial Closing, and subject to the limitations expressly set forth in Section 8.5 hereof, the Seller will indemnify, defend and hold harmless the Purchaser and its directors, officers, employees, agents and Affiliates (collectively, the “Purchaser Indemnitees”) from and against any and all Damages (other than Damages with respect to Taxes, for which the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnitees arising out of or resulting from the following:

(a) any failure of any Seller Representation to be true and correct on and as of the date hereof or the Initial Closing Date;

(b) any breach of any covenant of the Seller set forth in any Principal Agreement; and

(c) any Excluded Liability (whether arising prior to or after the Initial Closing Date).

MASTER ACQUISITION AGREEMENT

For purposes of determining the amount of any Damages incurred in connection with any inaccuracy or breach of a representation or warranty under Section 8.1(a), or whether such inaccuracy or breach has occurred, in each case, all references to “material” or “Material Adverse Effect” or other similar materiality or immateriality qualifiers shall be disregarded (other than (i) those in Section 3.5(a) (it being understood and agreed that, for purposes of the second sentence thereof, “in all material respects” shall mean the materiality standard used by KPMG LLP in auditing the Audited Financial Statements), Section 3.11(a) and (e), and Section 3.21, (ii) each reference to “Material Contracts,” “Material IP Contracts,” “Material Customers” and “Material Suppliers” in Article 3, and (iii) each reference to “Material IP Contracts,” “material” or “materially” in Section 3.4 of the IP Agreement).

8.2 Indemnification by the Purchaser. Following the Initial Closing, and subject to the limitations expressly set forth in Section 8.5 hereof, the Purchaser will indemnify, defend and hold harmless the Seller and its directors, officers, employees, agents and Affiliates (collectively, the “Seller Indemnitees”) from and against any and all Damages (other than Damages with respect to Taxes, for which the provisions of Section 9.1(b) will govern) incurred by the Seller Indemnitees arising out of or resulting from the following:

(a) any failure of any Purchaser Representation to be true and correct on and as of the date hereof or the Initial Closing Date;

(b) any breach of any covenant of the Purchaser set forth in any Principal Agreement;

(c) any Assumed Liability (whether arising prior to or after the applicable Closing); and

(d) the ownership of the Acquired Companies or Acquired Assets or the operation of the Business following the Initial Closing.

For purposes of determining the amount of any Damages incurred in connection with any inaccuracy or breach of a representation or warranty under Section 8.2(a), or whether such inaccuracy or breach has occurred, in each case, all references to “material” or “Purchaser Material Adverse Effect” or other similar materiality qualifiers shall be disregarded.

8.3 Claim Procedure.

(a) Claim Notice. A party which seeks indemnity under this Article 8 or Article 9 (an “Indemnified Party”) will give prompt written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”). The Claim Notice must contain (i) a description and, if known, estimated amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of facts then known by the Indemnified Party (including any supporting documents required by Section 8.3(d)), and (iii) a demand for payment of those Damages; provided that the failure to give such Claim Notice shall not affect the rights of the Indemnified Party hereunder except to the extent that the Indemnifying Party shall have been prejudiced by reason of such failure.

MASTER ACQUISITION AGREEMENT

(b) Response to Notice of Claim. Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party will:

(i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, and, within five (5) Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Claimed Amount to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party;

(ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (such portion, the “Agreed Portion”), and, within five (5) Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Agreed Portion to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party; or

(iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

If no Response is delivered by the Indemnifying Party to the Indemnified Party within such thirty (30)-day period, then the Indemnifying Party shall be deemed to have disputed the Indemnified Party’s right to receive any of the Claimed Amount.

(c) Contested Claims. In the event that the Indemnifying Party disputes (or is deemed to have disputed) the Claimed Amount (or the portion of the Claimed Amount not comprising the Agreed Portion), such dispute will be governed by, and subject to the terms of, Section 11.1 hereof.

(d) Third Party Claims.

(i) In the event that the Indemnified Party receives notice or otherwise learns of the assertion by a Person other than a Purchaser Indemnitee or Seller Indemnitee of any claim, suit, audit or other proceeding (including any Tax Contest) with respect to which the Indemnifying Party may be obligated to provide indemnification under this Article 8 or Article 9 (a “Third Party Claim”), the Indemnified Party will provide a Claim Notice to the Indemnifying Party as soon as practicable but in no event later than thirty (30) days thereafter. Such Claim Notice will be accompanied by reasonable supporting documentation submitted by such third party (to the extent then in the possession of the Indemnified Party) and will describe in reasonable detail the facts constituting the basis for such claim, suit, audit or proceeding and the amount of the claimed damages (in each case to the extent known or reasonably ascertainable by the Indemnified Party); provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability hereunder except to the extent the Indemnifying Party’s ability to remedy, contest, defend or settle with respect to such Third Party Claim is prejudiced thereby.

MASTER ACQUISITION AGREEMENT

(ii) Within thirty (30) days after receipt of such notification pursuant to Section 8.3(d)(i), the Indemnifying Party shall have the right to undertake, by counsel or other Representatives of its own choosing (provided such counsel or other Representative is reasonably satisfactory to the Indemnified Party), the defense of such Third Party Claim at the Indemnifying Party’s sole expense. In the event that (A) the Indemnifying Party shall elect not to undertake such defense; (B) the Indemnifying Party shall fail to undertake to defend such Third Party Claim within thirty (30) days after delivery of the Claim Notice by the Indemnified Party of such Third Party Claim or thereafter fail to diligently pursue or maintain such defense; (C) such Third Party Claim principally seeks non-monetary relief or involves criminal or quasi-criminal allegations or involves a Governmental Entity; (D) it could reasonably be expected that such Third Party Claim would materially and adversely affect the Indemnified Party other than as solely a result of money damages or other money payments; or (E) the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such Third Party Claim, then the Indemnified Party (upon further notice to the Indemnifying Party) shall have the right to undertake the defense, compromise and/or settlement of such Third Party Claim, by counsel or other Representatives of its own choosing, on behalf of and without limiting the indemnification obligations of the Indemnifying Party under this Agreement. In the event that the Indemnified Party undertakes the defense of a Third Party Claim under this Section 8.3(d)(ii), the Indemnifying Party shall pay to the Indemnified Party, in addition to all other amounts required to be paid hereunder, the reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the Indemnified Party in connection with the investigation, defense, compromise and/or settlement thereof.

(iii) The party not controlling such defense of a Third Party Claim (the “Non-Controlling Party”) may participate therein at its own expense, subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality. The party controlling such defense (the “Controlling Party”) will keep the Non-Controlling Party reasonably advised of the status of such claim, suit, audit or proceeding and the defense thereof (subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality), and will consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party will, subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality, furnish the Controlling Party with such information as it may have with respect to such claim, suit, audit or proceeding (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and assist the Controlling Party in the defense of such claim, suit, audit or proceeding.

(iv) The Indemnifying Party will not agree (or allow any Affiliate to agree) to any settlement or compromise of or consent to the entry of any Order arising

MASTER ACQUISITION AGREEMENT

from, any such claim, suit, audit or proceeding without the prior written consent of the Indemnified Party, which will not be unreasonably withheld, delayed or conditioned; provided, however, that the consent of the Indemnified Party will not be required if (A) the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement, compromise or Order, (B) such settlement, compromise or Order includes a full, complete and unconditional release of the Indemnified Party from further Liability with respect to such claim, suit, audit or proceeding, (C) such settlement, compromise or Order would not result in the finding or admission of any violation of Law, and (D) such settlement, compromise or Order does not impose any injunctive relief or operational restrictions on the Indemnified Party or admit to any wrongdoing by or on behalf of the Indemnified Party; provided further, that the Indemnifying Party shall not encumber any of the Assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business.

(v) The Indemnified Party will not agree (or allow any Affiliate to agree) to any settlement or compromise of, or consent to the entry of any Order arising from, any such claim, suit, audit or proceeding without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld, delayed or conditioned.

8.4 Survival of Representations, Warranties and Covenants.

(a) The representations and warranties of the Seller set forth in Section 3.2 [Capitalization; Ownership], Section 3.3 [Authorization], and the first sentence of Section 3.7 [Assets] of this Agreement, and of the Purchaser set forth in Section 4.2 [Authorization] of this Agreement, will survive until the latest date permitted by Law.

(b) The representations and warranties of the Seller set forth in Section 3.6 [Tax Matters] of this Agreement, and the Seller’s covenant to pay Taxes pursuant to Section 9.1(a) of this Agreement, will survive the Initial Closing until the expiration of the applicable statute of limitations (including any extensions or waivers thereof).

(c) The representations and warranties of the Seller set forth in Section 3.14 [Environmental Matters] of this Agreement will survive the Initial Closing and expire on the seventh (7th) anniversary of the Initial Closing Date.

(d) The representations and warranties of the Seller set forth in Section 3.22 [Absence of Certain Business Practices] of this Agreement will survive the Initial Closing and expire on the third (3rd) anniversary of the Initial Closing Date.

(e) All other Seller Representations and Purchaser Representations not identified in Sections 8.4(a), (b), (c) or (d) shall survive the Initial Closing for a period of eighteen (18) months after the Initial Closing Date; provided, however, that, in the event that the Purchaser Group has not had operational control, including reasonable access to the property, books and records and employees of the Business that is the subject of an Additional Closing, the Seller Representations shall survive the Initial Closing for a period of eighteen (18) months after such applicable Additional Closing (but solely to the extent that each such Seller Representation is applicable to such Additional Closing and the Acquired Assets being conveyed to the Purchaser Group at such Additional Closing).

MASTER ACQUISITION AGREEMENT

(f) All covenants and agreements of the parties contained in any Principal Agreement or in any certificate or other writing delivered pursuant thereto or in connection therewith will survive until the expiration of the applicable statute of limitations (including any extension or tolling thereof) or for the shorter period explicitly specified therein.

(g) If an Indemnified Party delivers to an Indemnifying Party, before expiration of the applicable indemnification period set forth above, either a Claim Notice based on the fact that an Indemnified Party has incurred Damages, or a notice that, as a result of a Legal Proceeding instituted by or claim made by a third Person, the Indemnified Party reasonably expects to incur Damages (an “Expected Claim Notice”), then the applicable representation, warranty, covenant or agreement will survive until, but only for purposes of, the resolution of the matter covered by such notice. If the Legal Proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party will promptly so notify the Indemnifying Party.

8.5 Limitations.

(a) Liability of the Seller. The Purchaser Indemnitees shall not be entitled to indemnification under Section 8.1(a) (except with respect to any failure of any Seller Fundamental Representation or any representation and warranty in Section 3.22 to be true and correct) until the Purchaser Indemnitees shall have incurred (i) with respect to any particular claim (taken together with other claims arising out of the same or related circumstances or set of facts (“Related Claims”)), Damages in excess of $500,000 (such amount, the “Minimum Per Claim Amount”), and (ii) as to all such claims, Damages in excess of $34,500,000 (the “Deductible”), and then only to the extent such Damages exceed the Deductible. Damages related to Related Claims asserted by the Purchaser Indemnitees that do not meet the Minimum Per Claim Amount shall not count toward the Deductible. The Purchaser Indemnitees shall not be entitled to indemnification under Section 8.1(a) with respect to any failure of Section 3.22 to be true and correct until the Purchaser Indemnitees shall have incurred with respect to any particular claim, Damages in excess of $250,000. The Seller’s aggregate Liability for Damages arising under Section 8.1(a) (except with respect to any failure of any Seller Fundamental Representation to be true and correct) will not exceed $345,000,000 (the “Representations and Warranties Cap”).

(b) Liability of the Purchaser. The Seller Indemnitees shall not be entitled to indemnification under Section 8.2(a) (except with respect to any failure of any Purchaser Fundamental Representation to be true and correct) until the Seller Indemnitees shall have incurred (i) with respect to any Related Claims, Damages in excess of the Minimum Per Claim Amount, and (ii) as to all such claims, Damages in excess of the Deductible, and then only to the extent such Damages exceed the Deductible. Damages related to Related Claims asserted by the Seller Indemnitees that do not meet the Minimum Per Claim Amount shall not count toward the Deductible. The Seller Indemnitees shall not be entitled to indemnification under Section 8.2(c) with respect to Assumed Liabilities covered by Section 1.3(i) until the Seller Indemnitees shall

MASTER ACQUISITION AGREEMENT

have incurred Damages in excess of $10,000,000, and then only to the extent such Damages exceed such amount. The Purchaser’s aggregate Liability for Damages arising under Section 8.2(a) (except with respect to any failure of any Purchaser Fundamental Representation to be true and correct) will not exceed the Representations and Warranties Cap.

(c) Tax Benefit. The amount of any and all Damages for which indemnification is provided pursuant to this Article 8 or Article 9 will be net of any Tax benefit realized by an Indemnified Party in the taxable year such Damage is incurred (taking into account any Tax cost or reduction in Tax basis and such Tax benefits by reason of receipt of the indemnification payment that was not included in the computation of the Damages) to the extent actually received by, or paid in kind to, the Indemnified Party with respect to such Damages or any of the circumstances giving rise thereto. In connection therewith, if, at any time following payment in full by the Indemnifying Party of any amounts of Damages due hereunder, the Indemnified Party realizes any Tax benefit, in the taxable year such Damage is incurred (or the succeeding three taxable years), relating to the circumstances giving rise to such Damages, the Indemnified Party will promptly remit to the Indemnifying Party such Tax benefit in an amount not to exceed the amount of the corresponding indemnification payment made by the Indemnifying Party. For this purpose, the Indemnified Party shall be deemed to realize a Tax benefit with respect to a taxable year if, and to the extent that, the Indemnified Party’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding any Tax items attributable to the Damages from such taxable year, exceeds the Indemnified Party’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Losses for such taxable years (to the extent permitted by relevant Tax Law and treating such Tax items as the last items claimed for any taxable year) and taking into account, for all purposes, any increase in Tax refunds and related interest paid by a Governmental Entity with respect thereto. Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement or any other Transaction Agreement. Notwithstanding any other provisions of this Agreement to the contrary, the Indemnifying Party shall have no indemnification obligations to the extent that any Indemnified Party affirmatively causes or contributes to, or knowingly fails to take actions that causes or contributes to, the conditions giving rise to any indemnifiable Damages; provided, however, that this limitation on the Indemnifying Party’s indemnification obligations shall apply only to the extent of the Indemnified Party’s cause or contribution to the Damages.

8.6 Exclusive Remedy.

(a) Except in the case of fraud, intentional misrepresentation, intentional breach, willful misconduct or criminal acts and as otherwise set forth herein (including Section 11.13), following the Initial Closing, the sole and exclusive remedy of any Purchaser Indemnitee with respect to any and all monetary Damages for any inaccuracy or breach of any representation or warranty or any breach of any covenant or agreement contained in the Principal Agreements will be pursuant to the indemnification obligations set forth in Section 8.1 and Section 9.1(a); provided, however, that the foregoing will not prohibit the Purchaser from seeking injunctive relief from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce the Principal Agreements or any of the terms or provisions thereof.

MASTER ACQUISITION AGREEMENT

(b) Except in the case of fraud, intentional misrepresentation, intentional breach, willful misconduct or criminal acts and as otherwise set forth herein (including Section 11.13), following the Initial Closing, the sole and exclusive remedy of any Seller Indemnitee with respect to any and all monetary Damages for any inaccuracy or breach of any representation or warranty or any breach of any covenant or agreement contained in the Principal Agreements will be pursuant to the indemnification obligations set forth in Section 8.2 and Section 9.1(b); provided, however, that the foregoing will not prohibit the Seller from seeking injunctive relief from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce the Principal Agreements or any of the terms or provisions thereof.

8.7 Exercise of Remedies by Persons Other than the Parties. No Purchaser Indemnitee (other than the Purchaser or any successor or permitted assignee of the Purchaser) is entitled to assert any indemnification claim under this Agreement unless the Purchaser (or any successor or permitted assignee of the Purchaser) consents to the assertion of the indemnification claim. No Seller Indemnitee (other than the Seller or any successor or permitted assignee of the Seller) is entitled to assert any indemnification claim under this Agreement unless the Seller (or any successor or permitted assignee of the Seller) consents to the assertion of the indemnification claim.

8.8 Releases.

(a) Effective as of the Initial Closing Date, each of the Seller and each member of the Seller Group (each a “Seller Releasor”), on behalf of itself and its Affiliates, legal representatives, successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of the Acquired Companies and each of their respective past, present or future officers, managers, directors, shareholders, partners, members, Affiliates, employees, counsel and agents (each an “Acquired Company Releasee”) of, from and against any and all Claims which such Seller Releasor or its Affiliates, legal representatives, successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever arising out of the operation of the Business or the ownership by the Seller Group of the Acquired Companies prior to the Initial Closing Date (the “Released Matters”). Each Seller Releasor agrees not to, and agrees to cause its respective Affiliates and Subsidiaries not to, assert any Claim against the Acquired Company Releasees with respect to the Released Matters. Notwithstanding the foregoing, each Seller Releasor and its respective Affiliates, legal representatives, successors and assigns retain all of, do not release any of, and are free to assert any Claim relating to, their rights and interests under the terms of this Agreement and the other Transaction Agreements, the obligations of the Seller Group explicitly set forth in any provisions of this Agreement or the other Transaction Agreements, or with respect to any Claim or Damages resulting from such Person’s fraud or criminal act. Each Seller Releasor acknowledges that it has received or has had the opportunity to receive independent legal advice from its attorneys regarding this waiver, and each Seller Releasor hereby assumes full responsibility for any Damages which it may hereunder incur by reason of such waiver.

(b) Effective as of the Initial Closing Date, the Purchaser and each member of the Purchaser Group (each a “Purchaser Releasor”), on behalf of each Acquired Company and its Affiliates, legal representatives, successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of the past and present officers,

MASTER ACQUISITION AGREEMENT

managers, directors, employees, counsel and agents of the Seller Group (each a “Seller Releasee”) of, from and against any and all Claims which such Purchaser Releasor or its Affiliates, legal representatives, successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever arising out of the Released Matters. Each Purchaser Releasor agrees not to, and agrees to cause the Acquired Companies not to, assert any Claim against the Seller Releasees with respect to the Released Matters. Notwithstanding the foregoing, each Purchaser Releasor and its respective Affiliates, legal representatives, successors and assigns retain all of, do not release any of, and are free to assert any Claim relating to, their rights and interests under the terms of this Agreement and the other Transaction Agreements, the obligations of the Purchaser Group explicitly set forth in any provisions of this Agreement or the other Transaction Agreements, or with respect to any Claim or Damages resulting from such Person’s fraud or criminal act. Each Purchaser Releasor acknowledges that it has received or has had the opportunity to receive independent legal advice from its attorneys regarding this waiver, and each Purchaser Releasor hereby assumes full responsibility for any Damages which it may hereunder incur by reason of such waiver.

ARTICLE 9

TAX MATTERS

9.1 Liability and Indemnification for Taxes.

(a) The Seller will indemnify the Purchaser Indemnitees against all Excluded Taxes and all related costs of defending claims relating to Excluded Taxes. Any Purchaser Indemnitee seeking indemnity under this Article 9 will comply with the claims procedure set forth in Section 8.3.

(b) The Purchaser will indemnify the Seller Indemnitees against (i) any Tax (other than a Tax for a Pre-Closing Period) of (or payable by) any Acquired Company, or that is attributable to the ownership of any Acquired Assets, that is not, in each case, an Excluded Tax; (ii) any Transfer Taxes and any Indirect Taxes pursuant to subsections (d) and (e) hereof that the Purchaser is responsible under this Agreement; (iii) any Taxes resulting from the breach of any covenant or other obligation of the Purchaser under this Agreement (including this Article 9); (iv) any Taxes that the Purchaser is responsible for under Section 10.6 or Section 10.7; (v) any Taxes imposed under Treasury Regulation section 1.1503(d) (or other provision of the Code or Treasury Regulations or any provision of state or local or non-U.S. Law) as a result of the loss or recapture (including as a result of a “triggering event” (as used for purposes of Treasury Regulation section 1.1503(d)) with respect to any “dual consolidated loss” set forth on Schedule 9.8(a) to the extent such Taxes result from the Purchaser’s failure to comply with the New Domestic Use Agreement; (vi) any Taxes included in Final Closing Working Capital (as finally determined under Section 2.5); (vii) all related costs of defending any claims relating to Taxes set forth in clauses (i) to (vi); and (viii) the cost of filing any Purchaser Prepared Returns under Section 9.5. Any Seller Indemnitee seeking indemnity under this Article 9 will comply with the claims procedure set forth in Section 8.3.

(c) With respect to determining the Taxes for any Straddle Period that are attributable to the portion of the Straddle Period ending on the Initial Closing Date and the portion beginning on the day after the Initial Closing Date, the parties agree that Taxes will be

MASTER ACQUISITION AGREEMENT

allocated based on a closing of the books at the end of the Initial Closing Date, except that (i) Tax items of a periodic nature or measured by the level of any item, such as real and personal ad valorem property Taxes (“Property Taxes”) and depreciation allowances calculated on an annual or periodic basis, will be allocated by apportioning a pro-rata portion of such Taxes to each day in the relevant Straddle Period and (ii) Tax items resulting from activities or transactions on the Initial Closing Date, but after the Initial Closing, that are not in the Ordinary Course or otherwise result from actions described in Section 9.6 will be treated as occurring on the day after the Initial Closing Date.

(d) Any applicable transfer, stamp, stock transfer or similar Taxes (excluding for this purpose, any tax imposed or assessed on income or gains) that are or become due and payable as a result of the Contemplated Transactions, and all related interest or penalties, whether such Taxes are imposed by Law on the Acquired Companies, the other Acquired Assets, the Seller Group or the Purchaser Group (other than an Indirect Tax, which is addressed in subsection (e) hereof) (such Taxes, the “Transfer Taxes”), shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Seller. The parties will cooperate with each other in minimizing the amount of any Transfer Taxes to the extent permitted by applicable Law (including the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Taxes). Any Tax Returns that are required to be filed with respect to any Transfer Taxes will be prepared and filed by the party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Law.

(e) The amount of any payment for a supply of goods or services or the value of any supply made or deemed to have been made pursuant to any Principal Agreement will be exclusive of any Indirect Tax properly chargeable on the supply. To the extent such Indirect Tax is non-refundable or non-creditable, the amount of such Indirect Tax will be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Seller in addition to any payment due under any Principal Agreement at the time the supply is made. To the extent such Indirect Tax is refundable or creditable to the Purchaser, the amount of any such Indirect Tax will be borne by the Purchaser in addition to any payment due under any Principal Agreement at the time the supply is made. In the event that any Indirect Tax is imposed upon or imposed against any member of the Seller Group, the Seller will promptly notify the Purchaser of the Indirect Tax amount on a valid Indirect Tax invoice (and any reasonable detail or any other information reasonably requested by the Purchaser and required by applicable Law). Upon receipt of any invoice for any Indirect Tax that is non-refundable or non-creditable to the Seller, the Purchaser will promptly remit to the Seller fifty percent (50%) of the amount specified in such invoice, and the Seller will make, or will cause to be made, any payments to the applicable Governmental Entities as required under applicable Law. Upon receipt of any invoice for any Indirect Tax that is refundable or creditable to the Purchaser, the Purchaser will promptly remit to the Seller one hundred percent (100%) of the amount specified in such invoice, and the Seller will make, or will cause to be made, any payments to the applicable Governmental Entities as required under applicable Law. The parties will cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption of Indirect Tax or for seeking a refund or credit of Indirect Tax (including any contests by any Governmental Entity with respect to such refund or credit), including cooperating so that no Indirect Tax is charged on any payment due under any Principal

MASTER ACQUISITION AGREEMENT

Agreement if an exemption for an Indirect Tax (in whole or in part) is permitted under applicable Law (e.g., an exemption for a sale of a going concern). Any Tax Returns that are required to be filed with respect to Indirect Tax will be prepared and filed by the party that customarily has primary responsibility for filing such Tax Return pursuant to the applicable Law. If the Purchaser initially incurs one hundred percent (100%) of an Indirect Tax pursuant to this Section 9.1(e) assuming that such Indirect Tax is refundable or creditable, and after good faith efforts to obtain such refund or credit, it is denied by an appropriate Governmental Entity, and the Seller is not able to recover such Indirect Tax, the Seller will reimburse the Purchaser for fifty percent (50%) of the Indirect Tax for which a refund or credit is denied. If the Seller in such cases recovers such Indirect Tax through a refund or credit, the Seller will reimburse the Purchaser for one hundred percent (100%) of such Indirect Tax.

(f) Notwithstanding anything in this Agreement to the contrary, all obligations of the Seller under this Section 9.1 shall represent the sole and exclusive indemnity obligation for Taxes and all of the Seller’s and the Purchaser’s obligations for Taxes under this Section 9.1 with respect to Taxes shall not be subject to the Minimum Per Claim Amount, Deductible, and Representations and Warranties Cap provided for in Section 8.5.

9.2 Allocation of Purchase Price.

(a) The Seller will prepare an allocation statement allocating the Purchase Price, as adjusted (including for purposes of this Section 9.2, any other items required to be included under the Code, and any other consideration paid to the Seller for Income Tax purposes, including the relevant portion of Assumed Liabilities (the “Consideration”)) among the Acquired Assets (including the Acquired Company Shares) (the “Proposed Allocation Statement”). The Proposed Allocation Statement will be sent to the Purchaser within ninety (90) Business Days following the Initial Closing Date. Within thirty (30) Business Days after the receipt of the Proposed Allocation Statement, the Purchaser will propose any changes or will indicate its concurrence therewith. In the event that the Purchaser does not concur with the Proposed Allocation Statement, the Purchaser and the Seller will attempt to reach agreement on the allocation of the Consideration among the Acquired Assets in a manner consistent with applicable Income Tax Law. If the Purchaser and the Seller reach agreement on such allocation (an “Agreed Allocation”), the Purchaser and the Seller will, and will cause each applicable Affiliate to: (A) file all Tax Returns for Income Taxes consistent therewith; (B) promptly inform each other of any challenge by any Governmental Entity to the Agreed Allocation; and (C) consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any challenge to the Agreed Allocation. If the Purchaser and the Seller do not reach an Agreed Allocation within six (6) months after the Initial Closing Date, the Purchaser and the Seller will each prepare its own allocation of the Consideration among the Acquired Assets (including the Acquired Company Shares) to be used by such party and its Affiliates.

(b) For the purposes of this Section 9.2, any payments made pursuant to Article 8 or Article 9 hereof will be treated as adjustments to the Purchase Price, to the extent permitted by applicable Law, and the parties shall make appropriate adjustments to any allocation (whether or not an Agreed Allocation) to reflect any adjustments to the Purchase Price. In the event there is an adjustment to the Purchase Price and the original Purchase Price

MASTER ACQUISITION AGREEMENT

was included in an Indirect Tax invoice or Indirect Tax return, the Purchaser and the Seller will amend, if necessary, such Indirect Tax invoice or Indirect Tax Return and the obligation and rights of the Purchaser and the Seller pursuant to Section 9.1(e) shall control with respect to such amended Indirect Tax invoice or Indirect Tax Return.

(c) Notwithstanding the foregoing, but solely to the extent the Purchaser and the Seller are required by applicable Law or Order to agree on the amount or value of a particular Acquired Asset for purposes of any Transfer Taxes or Indirect Taxes, the Purchaser and the Seller will mutually agree on a good faith estimate of the fair market value of such asset prior to the date any Transfer Tax or Indirect Tax filing is required to be made or any such Transfer Tax payment is required to be paid (including applicable extensions). The Purchaser and the Seller understand and agree that any agreement reached pursuant to this Section 9.2(c) is reached solely for purposes of Transfer Tax or Indirect Tax filings and payments required under applicable Law or Order, and will in no way be regarded by the parties as conclusive with respect to the allocation described in Section 9.2(a) unless required under applicable Law or Order.

(d) Prior to the Initial Closing Date, the Seller will cooperate with the Purchaser in good faith to assist the Purchaser in determining for its funds flow on the Initial Closing Date as to a preliminary allocation of the Consideration among the Acquired Companies not organized or formed in the United States that are being directly acquired by the Purchaser Group and each local country transaction set forth on Schedule 1.5 (other than transactions set forth in the section titled “United States”), provided that no preliminary allocation shall be binding on either the Seller or the Purchaser for purposes of any final allocations under Section 9.2 (whether or not such allocation is an Agreed Allocation).

9.3 Tax Refunds and Tax Benefits. Any cash Tax refund and any credit claimed in lieu of a cash Tax refund (including any interest paid by a Governmental Entity with respect thereto) relating to Excluded Taxes or Tax payments made for Pre-Closing Periods (or that is otherwise an Excluded Asset or is with respect to Taxes paid or accrued by any Acquired Company for a Pre-Closing Period) to the extent such Tax refund or credit was not included in Final Closing Working Capital (as finally determined under Section 2.5) will be the property of the Seller, and if received by the Purchaser or any Acquired Company or one of their Affiliates, will be paid over promptly to the Seller. The Purchaser will, if the Seller so requests and at the Seller’s expense, cause the Acquired Companies to file for and use Reasonable Efforts to obtain and expedite the receipt of any refund to which the Seller is entitled under this Section 9.3. The Purchaser will permit the Seller to participate (at the Seller’s expense) in the prosecution of any such refund claim. Payments to the Seller under this Section 9.3 shall be net of (1) any reasonable out-of-pocket costs associated in obtaining such refund of Taxes, and (2) any Taxes actually imposed on the Purchaser and/or the Acquired Companies as a result of such refunds. To the extent a withholding Tax is imposed on such payments, the Purchaser (or any Acquired Company or their designees) shall be entitled to withhold from such payments pursuant to Section 9.13. If there is a subsequent reduction by a Governmental Entity, of any amounts with respect to which a payment has been made pursuant to this Section 9.3, then the Seller shall pay the Purchaser or the Acquired Company an amount equal to such reduction plus any interest or penalties imposed by the Governmental Entity with respect to such reduction.

MASTER ACQUISITION AGREEMENT

9.4 Cooperation. In addition to the Purchaser’s agreements under Section 10.3(b), each of the Seller and the Purchaser agree that it will (and will cause its respective Affiliates to):

(a) Provide assistance to the other party as reasonably requested in preparing and filing Tax Returns, responding to Tax Contests, and recovering any Indirect Tax or Transfer Tax, in each case, relating to Taxes concerning the Acquired Companies, the other Acquired Assets, or the Business;

(b) Make available to the other party as reasonably requested all information, records and documents relating to Taxes concerning the Acquired Companies, the Acquired Assets and the Business (including any information, records or documents that the Seller reasonably requests to allow the Seller (or any of its Affiliates) to timely and properly file any Seller Prepared Tax Return, including any Tax Return for any affiliated, combined, unitary or consolidated group that includes the Seller (or any of its Affiliates) and any Acquired Company);

(c) Retain any Tax Returns and other books and records that could reasonably be expected to be necessary or useful in connection with any preparation or filing by any other party of any Tax Returns concerning the Acquired Companies, the other Acquired Assets or the Business, or any Tax Contest or other examination or proceeding relating to Taxes concerning the Acquired Companies, the other Acquired Assets or the Business. Such books and records will be retained until the expiration of the applicable statute of limitations (including extensions thereof);

(d) Execute any powers of attorney or other documents that will allow an Indemnifying Party to take control of a Tax Contest as contemplated by Section 8.3;

(e) Use Reasonable Efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions under this Agreement); and

(f) Provide assistance with respect to the timely filing of the New Domestic Use Agreement.

9.5 Tax Returns of the Acquired Companies.

(a) The Seller, at its sole cost and expense, shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Companies due prior to the Initial Closing Date and all Income Tax Returns of, or with respect to, any Acquired Company for any Pre-Closing Period (whether due on, before, or after the Initial Closing Date) (collectively, “Seller Prepared Returns”). All Seller Prepared Returns shall be prepared on a basis consistent with current practices, procedures, and accounting methods of the Seller and the Acquired Company to the extent permitted by applicable law. Not less than thirty (30) days prior to the due date (after applicable extensions) of any Income Tax Return due after the Initial Closing Date or thirty (30) days prior to filing any Income Tax Return or other material Tax Return that was due prior to the Initial Closing Date, but will actually be filed after the Initial Closing Date, the Seller shall submit such Tax Return for the Purchaser’s review and comment and consent, which shall not be unreasonably withheld, conditioned or delayed. If the parties are unable to agree on the Seller Prepared Returns, then the provisions of Section 9.5(c) shall apply.

MASTER ACQUISITION AGREEMENT

(b) The Purchaser, at its sole cost and expense, shall prepare and timely file, or caused to be prepared and timely filed, all Tax Returns of the Acquired Companies (other than Seller Prepared Returns) (collectively, “Purchaser Prepared Returns”). All Purchaser Prepared Returns, to the extent they relate to a Pre-Closing Period or Straddle Period shall be prepared on a basis consistent with current practices, procedures, and accounting methods of the Seller and the Acquired Company to the extent permitted by applicable Law and Order. Not less than thirty (30) days prior to the due date (after applicable extensions) of any Purchaser Prepared Return that relates to a Pre-Closing Period or Straddle Period, the Purchaser shall submit such Tax Return for the Seller’s review, comment, and consent, which shall not be unreasonably withheld, conditioned, or delayed. If the parties are unable to agree on the Seller Prepared Returns, then the provisions of Section 9.5(c) shall apply.

(c) The Purchaser and the Seller shall undertake in good faith to resolve any issues with respect to the Seller Prepared Returns and the Purchaser Prepared Returns. If the Purchaser and the Seller are unable to resolve any issue within ten (10) Business Days of the due date (including any extension thereof) for filing of the Tax Return in question, then the Seller and Purchaser shall jointly engage an Independent Accounting Firm (in the manner set forth in Section 2.5(c)) to resolve such dispute (adopting, for this purposes, a “more-likely-than-not” standard for what constitutes applicable Law and Order), and the decision of such Independent Accounting Firm shall be final and binding on the Parties. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filled in the manner that the party responsible for preparing the Tax Return believes is appropriate without prejudice to the resolution of such dispute; provided that if the Purchaser reasonably believes that a position proposed by the Seller will result in any employee of the Purchaser or any Acquired Company being exposed to criminal sanctions that would be avoided if the Purchaser’s position is followed, the Tax Return shall be initially filed in a manner that the Purchaser reasonably believes is appropriate without prejudice to the resolution of such dispute; provided, further, that, once resolution of such dispute has been determined, such Tax Return shall be amended, if necessary, to include the final resolution of such dispute.

9.6 Activities After the Initial Closing. Following the Initial Closing, except as required by applicable Law or Order or with the prior consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall not allow any of its Affiliates (including any Acquired Company) to (a) file an amended Tax Return for any Acquired Company for a Pre-Closing Period (or Straddle Period); (b) file for, or otherwise request from any Governmental Entity, any administrative ruling (including a private letter ruling or change of method of accounting) regarding the Taxes or Tax Returns of any Acquired Company for a Pre-Closing Period (or Straddle Period); (c) make, revoke, or change any Tax election (except as required or contemplated under Section 9.7 or Section 9.8) for a Pre-Closing Period (or Straddle Period); (d) change any current practice or procedure or accounting method of any Acquired Company for a Pre-Closing Period (or Straddle Period); (e) have any Acquired Company merge, consolidate, amalgamate, liquidate or pay any dividend or other distribution (whether in cash or property (including its own stock)) or take any other action, or engage in any other activity or transaction, outside of the Ordinary Course (whether actual or deemed by an

MASTER ACQUISITION AGREEMENT

election or otherwise under relevant Tax laws) in any taxable year that includes the Initial Closing Date; (f) have any Acquired Company self assess a Tax (except in connection with the filing of a Tax Return required to be filed under applicable Law or Order) for a Pre-Closing Period (or Straddle Period); or (g) make any voluntary disclosures to any Governmental Entity with respect to Taxes or Tax Returns of any Acquired Company for a Pre-Closing Period (or Straddle Period), in each case, if any action set forth in clauses (a) through (g) could result in any Acquired Company incurring any Tax for a Pre-Closing Period (or Straddle Period) or could result in the Seller (or any of its Affiliates) paying any additional Taxes. Following the Initial Closing, the Purchaser shall not, and shall not allow any of its Affiliates (including any Acquired Company) to agree to extend, waive, or toll any statute of limitations with respect to the assessment or collection of any Tax of any Acquired Company for any Pre-Closing Period (or Straddle Period) (without the prior written consent of the Seller, which may consent shall not be withheld, conditioned or delayed).

9.7 338 Elections. No election shall be made under Code section 338(h)(10) or Code section 336(e) with respect to the acquisition of the stock of any Acquired Company. Neither the Purchaser nor any of its Affiliates shall make an election under Code section 338(g) with respect to the acquisition of any Acquired Company (other than those set forth on Schedule 9.7) without the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed).

9.8 Dual Consolidated Losses.

(a) The Purchaser shall timely and properly file its U.S. federal Income Tax Return for the year including the Initial Closing and include on such timely filed tax return an agreement described in Treasury Regulation Section 1.1503(d)-6(d) and (f)(2)(iii) with respect to the “dual consolidated losses” set forth on Schedule 9.8(a) (the “New Domestic Use Agreement”). The Purchaser shall comply with all of the covenants and other agreements set forth in the New Domestic Use Agreement and shall pay all Taxes resulting from such failure to comply with the New Domestic Use Agreement (including all Taxes resulting from the loss or recapture of the “dual consolidated losses” (including as a result of a “triggering event” (as used for purposes of Treasury Regulation Section 1.1503(d))), in each case, to the extent such Taxes result from the Purchaser’s failure to comply with the New Domestic Use Agreement).

(b) The New Domestic Use Agreement shall include the language “New Domestic Use Agreement” set forth on top of such agreement, shall be appropriately signed under penalties of perjury by the officer of the Purchaser that is signing its U.S. federal Income Tax Return for the relevant year, and shall include all of the information specified in Treasury Regulation Section 1.1503(d)-6(f)(2)(iii). No later than thirty (30) days prior to filing the U.S. federal Income Tax Return of the Purchaser for the year including the Initial Closing, the Purchaser shall provide to the Seller a draft copy of the New Domestic Use Agreement for the Seller’s review and comment.

(c) To the extent permitted by applicable Law and Order, the Purchaser shall properly and timely make an annual certification as provided for under Treasury Regulation Section 1.1503(d)-6(g) on its U.S. federal Income Tax Return for each year ended on or after the date of the Initial Closing Date with respect to the “dual consolidated losses” set forth on Schedule 9.8(a).

MASTER ACQUISITION AGREEMENT

(d) Within ninety (90) days of the end of each taxable year for U.S. federal Income Tax purposes ending on or after the Initial Closing Date, the Purchaser shall deliver to the Seller a certification signed by the Chief Financial Officer of the Purchaser that certifies (I) either (i) without exception (A) that the Purchaser (and its Affiliates) have complied with the requirements of this Section 9.8 and the provisions of the New Domestic Use Agreement and (B) that no “triggering event” (as such term is used in Treasury Regulation Section 1.1503(d)) has occurred in the prior year with respect to any “dual consolidated loss” set forth on Schedule 9.8(a) and such “dual consolidated losses” have not otherwise been lost or recaptured; or (ii) with exception (A) that the Purchaser (and its Affiliates) have complied with the requirements of this Section 9.8 and the provisions of the New Domestic Use Agreement and (B) that no “triggering event” (as such term is used in Treasury Regulation Section 1.1503(d)) has occurred in the prior year with respect to any “dual consolidated losses” set forth on Schedule 9.8(a) (accompanied by a reasonable description of the exceptions to (A) and (B) and a reasonable computation of the Taxes payable as a result of such exceptions), and (II) that the Purchaser (and its Affiliates) have timely paid all Taxes resulting from any exceptions set forth in the certification or that are otherwise payable with respect to the recapture or other loss (including from a “triggering event”) of the “dual consolidated losses” set forth on Schedule 9.8(a).

(e) To the extent applicable, the Seller shall properly and timely include in its U.S. federal income tax return for the year including the Initial Closing, the required statements under Treasury Regulation section 1.1503(d)-6(e)(2) with respect to the Reynosa Outsourcing Transaction prior to the Initial Closing (the “Rebuttal of Triggering Event”). The Rebuttal of Triggering Event statement shall include all of the information specified in Treasury Regulation section 1.1503(d)-6(e)(2). No later than thirty (30) days prior to filing the U.S. federal income Tax Return of the Seller for the year including the Initial Closing, the Seller shall provide to the Purchaser a draft copy of the Rebuttal of Triggering Event for the Purchaser’s review and comment. The Seller shall pay all Taxes resulting from any Governmental Entity successfully challenging the Rebuttal of Triggering Event (such amounts, the “Rebuttal of Triggering Event Taxes”).

9.9 Tax Sharing Agreements. All Tax sharing agreements with respect to and involving the Acquired Companies shall be cancelled (or appropriately amended) so that no Acquired Company has any rights or obligations thereunder after the Initial Closing.

9.10 Tax Savings. Without duplication to any amounts determined under Section 8.5(c), if as a result of any adjustment by any Governmental Entity or the filing of an amended Tax Return required by any Governmental Entity, the Seller (or any of its Affiliates, including any Acquired Company for any period (or portions thereof) ending on or prior to the applicable Closing Date) realizes an item of income or gain for Income Tax purposes (or any reduction in any deduction or loss or credit for Income Tax purposes) and any of the Purchaser and its Affiliates actually realizes a Tax Savings, the Purchaser shall pay to the Seller the amount of such Tax Savings as a result of such corresponding adjustment. Such amounts shall be paid to the Seller within ten (10) days of filing the Tax Return claiming the Tax Savings (or if it is in the form of a refund, ten (10) days of receiving the refund). The Purchaser shall, upon the request of

MASTER ACQUISITION AGREEMENT

the Seller and at the Seller’s expense, cause the Acquired Companies to file all Tax Returns (including amended Tax Returns required by any Governmental Entity), and use all other Reasonable Efforts, to obtain or expedite the claiming or otherwise obtaining any Tax Savings (including any refund) that will rise to the payment to the Seller under this Section 9.10 or Section 8.5(c). The Purchaser shall permit the Seller to participate (at the Seller’s expense) in the prosecution of any claim for refund that is the benefit of the Seller under this Section 9.10 or Section 8.5(c). If there is a subsequent reduction by a Governmental Entity of any amounts with respect to which a payment has been made pursuant to this Section 9.10, then the Seller shall pay the Purchaser or the Acquired Company an amount equal to such reduction plus any interest or penalties imposed by the Governmental Entity with respect to such reduction.

9.11 NOLs and Tax Attributes. The Purchaser shall not allow any Acquired Company to carry back any net operating loss or other Tax attribute or credit into a Pre-Closing Period without the prior written consent of the Seller, which may not be unreasonably withheld, delayed or conditioned.

9.12 Seller’s Election. The Seller shall make a timely and proper election (or cause its applicable Affiliate to make an election) under Treasury Regulation Section 1.1502-36(d)(6) with respect to the acquisition of the stock under this Agreement and shall within thirty (30) days of filing such election provide the executed and filed election forms (and other relevant information) filed with the Internal Revenue Service to the Purchaser.

9.13 Tax Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser and the Acquired Companies or their respective designees will be entitled to withhold and deduct from any amounts payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. To the extent the Purchaser determines that it may need to withhold under this Section 9.13, it shall provide reasonable notice to Seller and work in good faith to reduce or eliminate such withholding.

ARTICLE 10

OTHER AGREEMENTS

10.1 Further Assurances.

(a) Without limiting the other provisions of this Agreement, prior to and following the Initial Closing, each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence, give effect to or otherwise implement the Contemplated Transactions and to carry into effect the intents and purposes of this Agreement and the Contemplated Transactions. In connection therewith, each party agrees to comply, and will cause its applicable Affiliates to comply, with its respective pre-Closing commitments, obligations and covenants under the other Principal Agreements. The Purchaser and the Seller shall promptly execute and deliver to the other party, as may be reasonably requested and without payment of any additional consideration, any other assurances

MASTER ACQUISITION AGREEMENT

or additional documents or instruments necessary, proper or advisable to consummate the Contemplated Transactions by, and to carry out fully the purposes of, the Transaction Agreements. Without limiting the generality of the foregoing, the Seller shall from time to time when reasonably requested by the Purchaser, including after the applicable Closing, and without further consideration, promptly take further action or execute and deliver, or cause to be executed and delivered, to the Purchaser or its designee all such documents necessary or advisable to vest in the Purchaser all right, title and interest in and to the Acquired Companies and the Acquired Assets, in accordance with the Transaction Agreements.

(b) Without limiting the foregoing, with reference to the Transition Services Agreement, each party agrees that, from the date hereof through the Initial Closing, it will cooperate fully with the other party in identifying and agreeing in good faith upon the Transition Services (as defined in the Transition Services Agreement) and the details thereof to be set forth on Annex A or Annex B thereto in respect of such Transition Services as reasonably necessary for the transfer of the Business to the Purchaser Group and the operation of the Business after the Initial Closing. Except as set forth in the Transition Services Agreement, such Transition Services will be provided for a period not to exceed twelve (12) months and for consideration as set forth in the Transition Services Agreement equal to the cost of such Transition Service charged or allocated internally immediately prior to the date of this Agreement by the Seller or its Affiliates to the Business, and shall be limited to those services performed for the Business immediately prior to the date of this Agreement. The parties shall use Reasonable Efforts to finalize Annex A and Annex B to the Transition Services Agreement within sixty (60) days from the date of this Agreement, but in any event shall finalize Annex A and Annex B to the Transition Services Agreement no later than the Initial Closing.

10.2 Wrong Pocket. In the event the Seller or any of its Affiliates receives any payment related to any Acquired Asset after the Initial Closing, the Seller agrees to promptly remit (or cause to be promptly remitted) such funds to the Purchaser. In the event that the Purchaser or any Affiliate of the Purchaser (including, for the avoidance of doubt, the Acquired Companies) receives any payment related to any Excluded Asset after the Initial Closing, the Purchaser agrees to promptly remit (or cause to be promptly remitted) such funds to the Seller. In the event that any Cash held by the Seller Group in a Transferred Account is not transferred or distributed out of such account by the Seller Group prior to the Initial Closing, and the amount of such Cash is not taken into account in the calculation of Final Closing Cash, the Purchaser agrees to promptly remit (or cause to be promptly remitted) such funds to the Seller.

10.3 Cooperation; Records and Documents.

(a) In the event and for so long as either party (the “Contesting Party”) is actively contesting, defending against, or undertaking any activity or internal investigation in preparation for or that may be expected to result in any Legal Proceeding in connection with or related to (i) any Contemplated Transaction or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Initial Closing Date involving the Business, the other party shall (x) cooperate with the Contesting Party and its counsel in the contest, defense, or internal investigation, (y) make available its personnel, and (z) provide such testimony and access to its books and records, in each case as may be necessary in connection with the contest, defense, or investigation, at the

MASTER ACQUISITION AGREEMENT

sole cost and expense of the Contesting Party (unless the Contesting Party is entitled to indemnification therefor under Article 8). Without limiting the foregoing, each party will, and will cause each of its Affiliates to, use Reasonable Efforts to make available to each other, upon written request, its past and present Representatives as witnesses to the extent that any such Representatives may reasonably be required (giving consideration to the business demands upon such Representatives) in connection with any Legal Proceeding in which the requesting party may from time to time be involved. The parties further agree that any such contest, defense, or internal investigation related to an indemnification claim under Article 8 or Article 9 shall be treated as a Third Party Claim after the Initial Closing Date, even if first brought to the attention of the Seller or the Purchaser by a source other than a Third Party. The provisions of this Section 10.3(a) shall not be applicable in the case of any Legal Proceeding by one party to this Agreement against the other.

(b) Following the Initial Closing Date, the Seller shall grant to the Purchaser and its Representatives, at the Purchaser’s reasonable request (subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality obligation), reasonable access during normal business hours and under reasonable circumstances to, and the right to make copies at the Purchaser’s sole expense of, those records and documents in the Seller’s possession related to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities as may be reasonably necessary for the Purchaser’s operation of the Business after each applicable Closing. Following the Initial Closing Date, the Purchaser shall grant to the Seller and its Representatives, at the Seller’s reasonable request (subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality obligation), reasonable access during normal business hours and under reasonable circumstances to, and the right to make copies at the Seller’s sole expense of, those records and documents covering any period prior to each applicable Closing related to the Business, the Acquired Companies or the Acquired Assets as may be reasonably necessary for litigation, preparation of financial statements, Tax Returns and Tax Contests or other valid business purposes. If the Purchaser elects to dispose of any of such records within six (6) years after the Initial Closing Date, the Purchaser shall first give the Seller sixty (60) days’ written notice, during which period the Seller shall have the right to take such records without payment of consideration. If so requested by either the Seller or the Purchaser, the other party shall enter into a customary joint defense agreement with the Seller or the Purchaser with respect to any information to be provided to such party pursuant to this Section 10.3(b). All rights of access to information and documents granted under this Section 10.3 are subject to restrictions on access to classified facilities and information imposed by Governmental Entities. Each party agrees that any investigation undertaken pursuant to the access granted under this Section 10.3 shall be conducted in such a manner as not to unreasonably interfere with the operation of the other party’s business. Notwithstanding anything to the contrary in this Agreement, neither party nor any of its respective Affiliates shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws or Orders.

10.4 Indemnification. The Purchaser will not (and will cause STI and Psion not to), for such period of time as is necessary to comply with obligations set forth in the definitive acquisition agreements governing the acquisitions by the Seller of each of STI and Psion, take any action to alter or impair any exculpatory or indemnification provisions now existing in the

MASTER ACQUISITION AGREEMENT

charter or bylaws (or comparable constituent document) of each of STI or Psion for the benefit of any individual who served as a director or officer of STI or Psion, as applicable, at any time prior to the Initial Closing (each an “Affiliate Indemnified Party”), except for any changes which may be required to conform with changes in applicable Law or Order and any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Initial Closing. In addition, for a period of six (6) years after the Initial Closing, the Purchaser agrees to cover under its D&O insurance policies and indemnification policies each individual who serves as a director or officer of an Acquired Company immediately prior to the applicable Closing and is to continue as a director or officer of such Acquired Company following the applicable Closing Date. Without limiting the generality of the foregoing, and notwithstanding the provisions of Section 8.7 hereof, the provisions of this Section 10.4 are intended for the benefit of, and may be enforced by, each of the Affiliate Indemnified Parties and their respective heirs.

10.5 Confidential Information. The parties agree as follows:

(a) The Seller agrees that following the Initial Closing Date it shall, and shall cause its directors, officers, employees, advisors and Affiliates to, keep the Business Confidential Information (as defined below), confidential for a period of three (3) years from the Initial Closing Date (and, with respect to any and all trade secrets, for so long as such trade secrets are protectable under applicable Law), except that any Business Confidential Information may be disclosed if such disclosure is (i) required by or requested pursuant to any applicable Law or Order (including those promulgated by the SEC), including any information required to be disclosed in any Offering Document to make such information accurate in all material respects, or (ii) necessary to establish rights under this Agreement. For purposes hereof, the term “Business Confidential Information” means all information (including written, graphical or machine readable information that relates to trade secrets, product plans, vendor and customer information, business plans and data stored electronically) to the extent it relates to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities, other than any such information that (A) is available to the public on the Initial Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 10.5(a); (B) is disclosed by the Purchaser to a Third Party without an obligation of confidentiality; (C) is developed by the Seller independently of the Business; or (D) is received by the Seller after the Initial Closing Date from a Third Party without any obligation of confidentiality.

(b) The Purchaser agrees that following the Initial Closing Date it shall, and shall cause its directors, officers, employees, advisors and Affiliates (including the Acquired Companies) to, keep the Seller Confidential Information (as defined below) confidential for a period of three (3) years from the Initial Closing Date (and, with respect to any and all trade secrets, for so long as such trade secrets are protectable under applicable Law), except that any Seller Confidential Information may be disclosed if such disclosure is (i) required or requested pursuant to any applicable Law or Order (including those promulgated by the SEC) or (ii) necessary to establish rights under this Agreement. For purposes hereof, the term “Seller Confidential Information” means all information (including written, graphical or machine readable information that relates to trade secrets, product plans, vendor and customer information, business plans and data stored electronically) of the Seller and its Affiliates (excluding, for such purpose and for the avoidance of any doubt, the Acquired Companies) that

MASTER ACQUISITION AGREEMENT

relates to the Excluded Assets or the Excluded Liabilities and provided to the Purchaser in connection with the Contemplated Transactions or otherwise in the possession of the Purchaser or one of its Affiliates (including an Acquired Company) following the Initial Closing, other than any such information that (A) is available to the public on the Initial Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 10.5(b); (B) is disclosed by the Seller to a Third Party without an obligation of confidentiality; (C) is developed by the Purchaser independently of the Seller; or (D) is received by the Purchaser after the Initial Closing Date from a Third Party without any obligation of confidentiality.

(c) In no event will the Purchaser or any Acquired Company or any Affiliate or agent of those Persons involved in the operation of the Business advertise or hold itself out as the Seller or any then-current Affiliate of the Seller after the Initial Closing Date. In no event will the Seller or any member of the Seller or any Affiliate or agent of those Persons hold itself out as the Purchaser or any Affiliate of the Purchaser after the Initial Closing Date.

10.6 Assignment of Contracts and Permits. Notwithstanding any other provision of this Agreement, this Agreement does not constitute an agreement to assign or transfer, or effect an assignment or transfer, of any Assumed Contract, Assumed Real Property Lease or Assigned Permit, or any claim or right or any benefit arising thereunder or resulting therefrom, with respect to which the Seller has not obtained a required consent to assignment or transfer as of the applicable Closing and an attempted assignment or transfer thereof without the consent of a Third Party (including any Governmental Entity) would constitute a breach or other contravention thereof or a violation of Law or Order. As to any such Assumed Contract, Assumed Real Property Lease or Assigned Permit, (a) the Seller agrees to continue to use Reasonable Efforts following the applicable Closing Date to obtain any required consent(s), and the Purchaser agrees to use Reasonable Efforts to cooperate in connection with same until the date that is twelve (12) months following the applicable Closing Date, and (b) the parties agree to cooperate in good faith to take such actions as are reasonably necessary to avoid any breach or violation by a party as a result of any failure to obtain any required consent prior to the applicable Closing. The Purchaser and the Seller shall each pay one half of any payment reasonably required by any Third Party for any such consent. If on the applicable Closing Date, any such consent is not obtained or an attempted transfer or assignment would be ineffective or a violation of Law or Order or would impair any member of the Purchaser Group’s rights thereto or thereunder so that the Purchaser Group would not receive all such rights, then the Seller and the Purchaser will use Reasonable Efforts to cooperate for twelve (12) months following the applicable Closing in any lawful and reasonable arrangement, to the extent so permitted under the terms of such Assumed Contract, Assumed Real Property Lease or Assigned Permit and applicable Law and Order, to provide the Purchaser Group the obligations and benefits of any such Assumed Contract, Assumed Real Property Lease or Assigned Permit, including subcontracting, licensing or sublicensing to the Purchaser Group of any or all of the Seller Group’s rights and obligations with respect to such Acquired Asset. In any such arrangement, the Purchaser will (i) bear the sole responsibility for completion of the work or provision of goods and services, (ii) bear Taxes with respect thereto or arising therefrom, (iii) be solely entitled to all benefits thereof, economic or otherwise, (iv) be solely responsible for any warranty or breach thereof, any repurchase, indemnity and service obligations thereof, and (v) promptly reimburse the reasonable costs and expenses of the Seller and its Affiliates related thereto. If and when such consents or approvals are obtained or such other required actions have been taken, the transfer of such Assumed Contract, Assumed Real Property Lease or Assigned Permit will be effected in accordance with the terms of this Agreement.

MASTER ACQUISITION AGREEMENT

10.7 Shared Contracts.

(a) Within forty-five (45) days after the execution of this Agreement, the Seller shall use Reasonable Efforts to provide the Purchaser with a list of all material Shared Contracts, indicating which of such material Shared Contracts may be split and assigned in part to a member of the Purchaser Group or replicated for the benefit of the Purchaser Group pursuant to its terms, without the consent of the counterparty thereto or other conditions, including the payment of a transfer or other fee (the “Assignable Shared Contracts”). Within thirty (30) days after receipt thereof, the Purchaser will provide the Seller with written notice of those Assignable Shared Contracts that a member of the Purchaser Group desires to have split and assume in part or for the Seller to replicate for the Purchaser Group’s benefit. Each Assignable Shared Contract for which the Purchaser provides written notice of its desire to have split and assume in part or have replicated for its benefit shall thereafter be deemed (to the extent of the requested split or replication) to be an Assumed Contract hereunder and the Seller Group shall split and partially assign to the Purchaser Group or have replicated for the benefit of the Purchaser Group as of the applicable Closing such Contract in accordance with its terms.

(b) With respect to each material Shared Contract identified pursuant to the first sentence of subsection (a) above that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”), the Purchaser will also, within thirty (30) days after receipt thereof, provide the Seller with written notice of those Non-Assignable Shared Contracts that the Purchaser Group desires to have split and assume in part or have replicated for the benefit of the Purchaser Group. Each party shall use Reasonable Efforts prior to the applicable Closing Date to cause the counterparty to each such Non-Assignable Shared Contract to consent to the split and partial assignment or replication of such Non-Assignable Shared Contract to the Purchaser Group, or to otherwise enter into a new Contract with a member of the Purchaser Group on substantially the same terms as exist under the applicable Shared Contract, in each case as of the applicable Closing. Each such Non-Assignable Shared Contract for which the parties have received consent to the split and partial assignment or replication shall thereafter be deemed (to the extent of the requested split or replication) to be an Assumed Contract hereunder and the Seller Group shall split and partially assign to the Purchaser Group or have replicated as of the applicable Closing such Contract in accordance with its terms. Notwithstanding the foregoing, the Seller Group shall not be required to split and partially assign to the Purchaser Group or have replicated at the applicable Closing any of the Non-Assignable Shared Contracts for which consent has not been obtained. To the extent any counterparty under a Non-Assignable Shared Contract requires the payment of a transfer or other fee for the split and partial assignment or replication of such Shared Contract, the Purchaser and the Seller shall each pay one half of any such fee that is reasonably required. As to any Non-Assignable Shared Contract for which the parties have not received consent, (a) the Seller agrees to continue to use Reasonable Efforts following the applicable Closing Date to obtain any required consent(s), and the Purchaser agrees to use Reasonable Efforts to cooperate in connection with same until the date that is twelve (12) months following the applicable Closing Date, and (b) the parties agree to cooperate in good faith to take such actions as are reasonably necessary to avoid any breach or violation by a party as a result of any failure to obtain any required consent prior to the applicable Closing.

MASTER ACQUISITION AGREEMENT

Until any such consent or new Contract is obtained, the Seller and the Purchaser will use Reasonable Efforts to cooperate for twelve (12) months following the Initial Closing, in any lawful and reasonable arrangement, to the extent such cooperation would not result in a breach of the terms of such Non-Assignable Shared Contract, and not prohibited under applicable Law or Order, which will provide the Purchaser Group the obligations and benefits of any such Non-Assignable Shared Contract with respect to the Business, including subcontracting, licensing, sublicensing, leasing or subleasing to the Purchaser Group any or all of the Seller Group’s rights and obligations with respect to such Non-Assignable Shared Contract with respect to the Business. In any such arrangement, the Purchaser will with respect to the obligations and benefits under the Non-Assignable Shared Contracts that relate to the Business (i) bear the sole responsibility for completion of the work or provision of goods and services, (ii) bear all Taxes with respect thereto or arising therefrom, (iii) be solely entitled to all benefits thereof, economic or otherwise, (iv) be solely responsible for any warranty or breach thereof, any repurchase, indemnity and service obligations thereof, and (v) promptly reimburse the reasonable costs and expenses of the Seller and its Affiliates related thereto, in each case, solely to the extent each of the foregoing arise out of or relate to the use by the Business of the Non-Assignable Shared Contracts. If and when such consents or approvals are obtained or such other required actions have been taken, the split and partial assignment, or replication, of such Non-Assignable Shared Contract will be effected in accordance with the terms of this Agreement.

(c) The Seller and the Purchaser each agree that “Reasonable Efforts” for purposes of this Section 10.7 includes an obligation on the Purchaser to provide financial information, subject to receipt from the counterparty to a Shared Contract of an executed confidentiality agreement, and the Purchaser agrees to, and agrees to cause any of its subsidiaries to, enter into a guaranty, in each case, as may be reasonably requested by the counterparty to a Shared Contract.

10.8 Transfer of Acquired Assets; Risk of Loss.

(a) Promptly following each applicable Closing Date, the Purchaser will (i) at the Purchaser’s cost and expense, prepare for relocation the Acquired Assets located at any facilities currently occupied by the Seller or any of its Affiliates which facilities are not to be purchased, assigned, subleased, transferred to or otherwise occupied by the Purchaser Group pursuant to this Agreement, the Lease/Sublease Agreements, the Joint Use & Occupancy Agreements or any other agreement entered into in connection with the Contemplated Transactions, or, if a third party facility, the contract for which is not an Assumed Contract (each such facility, an “Excluded Seller Facility”) and remove and relocate such Acquired Assets from the relevant Excluded Seller Facility, and (ii) be responsible for all data transfer (including from the Seller Group information databases, servers, or data infrastructure facilities), delivery, transmission and reformatting costs and expenses related to the transfer of the Acquired Assets; provided, however, each of the Purchaser and the Seller shall be responsible for one-half of any costs and expenses incurred by the Purchaser or the Seller in connection with any actions reasonably required by a third party to remove Business Confidential Information or Seller Confidential Information, as applicable, in connection with the transfer of data referred to in clause (ii). Subject to the provisions hereof, the Seller agrees to cooperate, and agrees to cause the other members of the Seller Group to cooperate, with the Purchaser Group and provide the Purchaser Group all assistance reasonably requested by the Purchaser in connection with the

MASTER ACQUISITION AGREEMENT

planning and implementation of the removal and relocation of any Acquired Assets or any portion of any of them to such location as the Purchaser will designate. The Acquired Assets will be transported by or on behalf of the Purchaser, and until all of the Acquired Assets are removed from an Excluded Seller Facility, the Seller will permit, and will cause its Affiliates to permit, the Purchaser and its authorized Representatives, upon reasonable prior notice, to have reasonable access to such Excluded Seller Facility during normal business hours to the extent necessary to disconnect, detach, remove, package and crate the Acquired Assets for transport. The Purchaser will be responsible for (A) disconnecting and detaching all fixtures and equipment that are Acquired Assets from the roof, floor, ceiling and walls of an Excluded Seller Facility so as to be freely removed from such Excluded Seller Facility by the Purchaser Group (and shall repair all damage caused by such removal), (B) packaging and loading the Acquired Assets for transporting to and reinstalling the Acquired Assets at such location(s) as the Purchaser will determine, and (C) repairing any damage that is caused by such removal and leaving the Excluded Seller Facility clean and free of debris and in a safe condition with no exposed wiring.

(b) All risk of loss as to the Acquired Assets will be borne by, and will pass to, the Purchaser Group as of the applicable Closing for each such Acquired Asset.

10.9 Certain Real Property Matters.

(a) At each applicable Closing, the Purchaser shall reimburse the Seller Group for an amount equal to the total of any and all security deposit monies then being held by the landlords under the Assumed Real Property Leases. With respect to the letters of credit or other similar instruments held by the applicable landlord under an Assumed Real Property Lease (each, a “Lease Security Instrument”) as security for performance of the tenant’s obligations under such Assumed Real Property Lease, the Purchaser shall use Reasonable Efforts to cause each and every such Lease Security Instrument to be returned to the Seller promptly following the applicable Closing Date. The Purchaser agrees, unconditionally and irrevocably, to reimburse and indemnify the Seller and its Affiliates for and against all payments, costs and expenses incurred after the applicable Closing and relating to any Lease Security Instrument that is not replaced, released, terminated or returned on or prior to the applicable Closing Date, in each case until the release of the Seller’s and its Affiliates’ obligations with respect thereto. All claims by the Seller hereunder and any reimbursements and indemnities by the Purchaser required hereunder shall be made in accordance with the procedures set forth in Section 8.3, but shall not be subject to the limitations set forth in Section 8.5.

(b) At the Purchaser’s sole cost and expense, the Purchaser shall promptly and, in any event, within one hundred and eighty (180) days following the applicable Closing Date, remove, or cause to be removed, from the Acquired Real Property any and all identification signage, including signs, windows or door lettering, placards or decorations (collectively, the “Seller Signage”), relating to the Seller Group or containing any Intellectual Property of the Seller Group other than the rights of the Seller (if any) which were transferred to the Purchaser pursuant to the IP Agreement.

(c) The Purchaser acknowledges and agrees that (i) as of the applicable Closing Date, the Seller Group may cancel any and all of its insurance policies and coverages with respect to the Acquired Real Property, and (ii) following the applicable Closing Date, (A)

MASTER ACQUISITION AGREEMENT

the Purchaser assumes any and all Liabilities with respect to maintaining insurance on the Acquired Real Property, and (B) the Seller Group shall have no Liability whatsoever with respect thereto.

10.10 Closing of Books. Each party agrees to consult in good faith and cooperate with the other party and its Representatives, including by making its employees and advisors available to the other party as reasonably requested, in the closing of the Seller Group’s books and records with respect to the Business as of the Initial Closing Date in accordance with the Seller’s regular closing schedule and procedures.

10.11 Non-Competition.

(a) For a period beginning on the Initial Closing Date until the date which is three (3) years after the Initial Closing Date, the Seller will not, and will not permit any of its Affiliates to, directly or indirectly, in any country in which the Business is conducted as of the Initial Closing Date, own, manage, operate, control or participate in the ownership, management, operation or control of any business that is engaged in any Business Activity for Enterprise Products or products substantially similar to Enterprise Products (collectively, the “Seller Competitive Activities”).

(b) Notwithstanding the foregoing, and for the avoidance of doubt, the provisions of Section 10.11(a) shall not prohibit the Seller or any of its Affiliates from (i) engaging in Business Activities with respect to (A) Purchaser Excluded Products; or (B) Public Safety LTE Smartphone Devices; or (ii) reselling Enterprise Wireless LAN Products together with the sale of Purchaser Excluded Products.

(c) Notwithstanding the provisions of Section 10.11(a), the acquisition (by asset purchase, stock purchase, merger, consolidation or otherwise) by the Seller or any of its Affiliates of the stock, business or assets of any Person that at the time of such acquisition is engaged in Seller Competitive Activities, and the continuation of such Seller Competitive Activities following such acquisition shall not be in breach of the terms of this Section 10.11 if: (i) the portion of the revenues of such Person and its subsidiaries on a consolidated basis for the most recent fiscal year ending prior to the date of such acquisition that is attributable to Seller Competitive Activities by such Person and its subsidiaries account for less than twenty percent (20%) of the revenues of such Person and its subsidiaries on a consolidated basis for such fiscal year; and (ii) the Seller uses Reasonable Efforts to divest, or causes its Affiliates to use Reasonable Efforts to divest, such Seller Competitive Activities within twelve (12) months after the consummation of such acquisition.

(d) Nothing in this Section 10.11 will restrict or prevent the Seller or any of its Affiliates from maintaining and/or undertaking passive investments in Persons primarily engaged in the Seller Competitive Activities so long as the aggregate interest represented by such investments does not exceed (i) five percent (5%) of any class of the outstanding debt or equity securities of any such Person, in the case of a Person whose shares are listed on a national securities exchange or the NASDAQ National Market System or equivalent foreign exchange or quotation system or (ii) ten percent (10%) of any class of the outstanding equity or debt securities in the case of any other Person.

MASTER ACQUISITION AGREEMENT

10.12 Reimbursement of Certain Financing Costs. If the Initial Closing occurs on a date following the six (6) month anniversary of the date hereof, the Seller agrees to reimburse the Purchaser, by wire transfer of immediately available funds to an account designated by the Purchaser, an amount equal to the Seller Percentage Share of the Incremental Financing Fees. For purposes of this Section 10.12, “Incremental Financing Fees” means all fees and interest expense actually paid by the Purchaser to the Financing Sources (a) in respect of the Term Facility (as defined in the Fee Letter) ticking fee on the term loan commitments from and after the six (6) month anniversary of the date hereof until the Initial Closing Date, and (b) if, following a debt securities offering that decreases the bridge commitment, the Financing Sources fund the proceeds of such offering into escrow to reduce their bridge loan commitment, in respect of the accrued interest on the high yield notes from the closing date of the Securities Offering into escrow to the Initial Closing Date. Also for purposes of this Section 10.12, the “Seller Percentage Share” shall be an amount equal to (a) (i) the amount in respect of the Incremental Financing Fees actually paid by the Purchaser to the Financing Sources divided by (ii) two (2), multiplied by (b) 0.65. If the Contemplated Transactions are consummated and any amounts are due pursuant to this Section 10.12, the Seller agrees to make such payment no later than ten (10) days following receipt of the calculation of such Incremental Financing Fees and evidence of the Incremental Financing Fees paid, in each case as reasonably satisfactory to the Seller. Notwithstanding anything to the contrary, in no event shall the Seller be responsible for reimbursing the Purchaser for an amount greater than $5,650,000 with respect to each month up to the Initial Closing Date following the six (6) month anniversary of the date hereof.

ARTICLE 11

MISCELLANEOUS

11.1 Governing Law; Forum.

(a) The Laws of the State of Delaware (without reference to its principles of conflicts of law) shall govern the construction, interpretation and other matters arising out of or in connection with this Agreement and its exhibits and schedules (whether arising in contract, tort, equity or otherwise).

(b) The parties mutually desire that friendly collaboration will develop between them. Accordingly, they will try to resolve in a friendly manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement or any agreement or document delivered pursuant hereto or the Transaction Agreements, including any amendments hereof and thereof. Except with respect to matters for which an injunction, specific performance or other equitable relief is sought pursuant to Section 11.13, in the event that after the date hereof, to the extent that any misunderstanding, dispute, controversy or claim (a “Dispute”) arising out of or relating to the transactions contemplated by the Principal Agreements or the validity, interpretation, breach or termination of any such agreement cannot be resolved agreeably in a friendly manner either the Purchaser or the Seller may by written notice to the other party (the “Initial Notice”) call for the consideration of such dispute by a high level management employee, which shall be the Senior Vice President, Business Development and Ventures of the Seller and Senior Vice President, Corporate Development of the Purchaser, or an equivalent position, as the case may be (a “High Level Management Employee”), to discuss and attempt to resolve the Dispute. Such High Level Management Employee may be

MASTER ACQUISITION AGREEMENT

assisted by other advisors, including accountants, attorneys and employees, in his or her discussions and negotiations with the other party. The Purchaser and the Seller agree to negotiate in good faith with one another for an additional period ending sixty (60) days after the date of the Initial Notice. Any Dispute which the parties cannot resolve through negotiation within such sixty (60) day period may then be submitted to the courts for resolution pursuant to Section 11.1(c). Nothing in this Section 11.1(b) will prevent either party from resorting to judicial proceedings if (i) Reasonable Efforts to resolve the Dispute under these procedures have been unsuccessful or (ii) interim relief from a court is necessary to prevent serious and irreparable injury to one party or to others. All offers of compromise or settlement among the parties or their Representatives in connection with the attempted resolution of any Dispute shall be deemed confidential settlement communications that have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.

(c) The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware over any Dispute arising out of or relating to the Transaction Agreements or any agreement or instrument contemplated thereby or entered into in connection herewith or therewith or any of the transactions contemplated hereby or thereby. Each party hereby irrevocably agrees that all claims in respect of such Dispute or proceeding will be heard and determined in such courts (and the courts hearing appeals from such courts). The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Dispute brought in such court or any defense of inconvenient forum in connection therewith. TO THE EXTENT PERMITTED BY APPLICABLE LAW THEN IN EFFECT, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM WHETHER BASED ON CONTRACT, TORT OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTION OF ANY OF THE PARTIES THERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

(d) EXCEPT AS EXPRESSLY PROVIDED OTHERWISE IN THIS AGREEMENT, EACH PARTY HERETO WAIVES ANY CLAIM FOR ATTORNEYS’ FEES, COSTS OR PREJUDGMENT INTEREST FROM THE OTHER.

(e) Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any of the Financing Source Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the Debt Commitment Letter or the performance of any of the foregoing, in any forum other than a court of competent jurisdiction located within the City of New York, New York, whether a state or Federal court.

MASTER ACQUISITION AGREEMENT

11.2 Binding Effect, Assignment and Beneficiaries.

(a) This Agreement binds and benefits the parties and their respective successors and assignees, except that the Purchaser will not assign any of its rights under this Agreement prior to the Initial Closing without the prior written consent of the Seller; provided that, without such consent, the Purchaser may transfer or assign, in whole or in part from time to time, to the Financing Sources and any other financing sources for collateral security purposes, but no such transfer or assignment will relieve the Purchaser of its obligations hereunder. In addition, no party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time assign, delegate or transfer in whole or in part the performance of its obligations (other than the obligation to pay the Purchase Price) to any Affiliate of the Purchaser so long as the Purchaser (i) remains fully responsible for the performance of the delegated obligations by executing such documents or instruments as the Seller may reasonably request and (ii) such Affiliate executes a written agreement of assumption of such obligations in a form reasonably acceptable to the Seller.

(b) Notwithstanding the foregoing, following the Initial Closing, the Seller may assign all or part of its rights under this Agreement and delegate all or part of its obligations under this Agreement to one or more Persons, the majority of the capital stock or equity interest of which are owned, directly or indirectly, by the Seller or any Affiliate thereof so long as the Seller (i) remains fully responsible for the performance of the delegated obligations by executing such documents or instruments as the Purchaser may reasonably request and (ii) such assignee executes a written agreement of assumption of such obligations in a form reasonably acceptable to the Purchaser; in which event all the rights and powers of the Seller and the remedies available to it under this Agreement shall extend to and be enforceable by each such assignee. In the event of any such assignment and delegation referred to above, the term “Seller” as used in this Agreement shall be deemed to refer to each such assignee of the Seller where appropriate, and shall be deemed to include both the Seller and each such assignee where appropriate.

(c) Subject to Section 11.2(a), nothing in this Agreement, express or implied, other than the rights of Indemnified Parties pursuant to Article 8 and Affiliate Indemnified Parties pursuant to Section 10.4, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(d) Without limiting the generality of the foregoing, nothing in this Agreement, whether express or implied, shall: (i) confer third-party beneficiary rights upon any Transferred Employee; (ii) be construed as giving to any Transferred Employee any legal or equitable right against the Seller or the Purchaser or their Affiliates; (iii) constitute a contract of employment or give any Transferred Employee a right to be retained in the employ of either the Seller or the Purchaser or any of their Affiliates or a right to any particular terms or conditions of such employment, unless the Transferred Employee would otherwise have that right under applicable Law; (iv) be interpreted to prevent or restrict the Purchaser or any of its Affiliates from modifying or terminating the employment or terms of employment of any Transferred Employee, including the amendment or termination of any benefit or compensation plan, program, policy, agreement or arrangement, after any applicable Closing Date; (v) limit the ability of the Purchaser or any of its Affiliates (including, following any applicable Closing Date, the Acquired Companies) to terminate the employment of any employee (including any

MASTER ACQUISITION AGREEMENT

Transferred Employee) or the engagement of any Contractor (as defined in the Employee Matters Agreement) at any time and for any or no reason; or (vi) be treated as an amendment or other modification of any Employee Benefit Plan or other compensation or benefit plan, program, policy, agreement or arrangement.

(e) Notwithstanding the foregoing, each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon and enforce Sections 11.1(a), 11.1(c), 11.1(d), 11.1(e), 11.7 and 11.13 and this Section 11.2(e). In addition, the Seller agrees, on behalf of itself, its Affiliates and their respective directors, officers, managers, members, stockholders, partners, employees, agents, Representatives, successors and permitted assigns (collectively, the “Seller Related Parties”) that the Financing Source Related Parties shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Seller or the Seller Related Parties arising out of or relating to this Agreement, the Financing, the Debt Commitment Letter or the Contemplated Transactions or in connection with the Financing, or the performance of services by such Financing Source Related Parties with respect to the foregoing.

11.3 Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining terms and provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.4 Entire Agreement; Conflicting Provisions. This Agreement, together with the other Transaction Agreements and any side letters executed by the parties in connection therewith, and all of the exhibits and schedules appended hereto and thereto, constitute the final, complete and exclusive statement of the parties’ agreement on the matters contained herein and therein. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement and the other Transaction Agreements are superseded by this Agreement and the other Transaction Agreements, including, but subject to Section 5.5(b) hereof, the NDA. In the event of any conflict between any specific provision of this Agreement (including Section 10.5) and the provisions of the IP Agreement with respect to the subject matter thereof, the provisions of the IP Agreement will control, and in the event of any conflict between any specific provision of this Agreement and the provisions of the Employee Matters Agreement with respect to the subject matter thereof, the provisions of the Employee Matters Agreement will control.

11.5 Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other party. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission which includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

MASTER ACQUISITION AGREEMENT

11.6 Expenses. Except to the extent specified otherwise in this Agreement, each party will pay its own costs, professional fees and other expenses (including all legal, accounting, broker, lender or investment banking) incurred by it in connection with the Contemplated Transactions.

11.7 Amendment. The parties may amend this Agreement only by a written agreement signed by the parties and that identifies itself as an amendment to this Agreement.

11.8 Waiver. The parties may waive a provision of this Agreement only by a writing signed by the party against whom enforcement of the waiver is sought. A party is not prevented from enforcing any right, remedy or condition in the party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by Law and include any rights and remedies authorized in Law or in equity.

11.9 Notices. Each party giving any notice required or permitted under this Agreement will give the notice in writing, and shall be deemed to have been duly given: (a) when received if delivered personally; (b) when transmitted if sent by facsimile (with transmission confirmed); (c) the day after it is sent if sent by commercial overnight courier; (d) upon receipt if sent by certified or registered mail (return receipt requested); or (e) when transmitted if sent by email (with receipt confirmed by recipient). Notice to a party is effective for purposes of this Agreement only if given as provided in this Section 11.9 at the address of which the sending party has been notified in accordance with this Section 11.9.

If to the Seller:

Motorola Solutions, Inc.

1303 E. Algonquin Road

Schaumburg, Illinois 60196

Facsimile: (847) 576-4688

Email: michael.annes@motorolasolutions.com

Attention: Michael Annes, Senior Vice President, Business

                  Development and Ventures

With copies to:

Motorola Solutions, Inc.

1303 E. Algonquin Road

Schaumburg, Illinois 60196

Facsimile: (847) 576-4688

Email: mark.hacker@motorolasolutions.com

Attention: Mark Hacker, General Counsel

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

United States of America Facsimile: (312) 558-5700 Email: mcostigan@winston.com odavid@winston.com Attention: Matthew D. Costigan Oscar A. David

MASTER ACQUISITION AGREEMENT

If to the Purchaser:	Zebra Technologies Corporation 475 Half Day Road Suite 500 Lincolnshire, Illinois 60069 Facsimile: (847) 821-1492 Email: jkaput@zebra.com Attention: Jim Kaput, General Counsel

With a copy to:	Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654 Facsimile: (312) 862-2200 Email: henry.kleeman@kirkland.com scott.falk@kirkland.com Attention: R. Henry Kleeman R. Scott Falk, P.C.

11.10 Construction of Agreement.

(a) Where this Agreement states that a party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement.

(b) In the negotiation of this Agreement, each party has received advice from its own attorney. This Agreement is not to be construed for or against any party based on which party drafted any of the provisions of this Agreement.

(c) The captions, titles, headings, recitals and table of contents included in this Agreement are for convenience only, and do not affect the construction or interpretation of this Agreement.

(d) This Agreement does not, and is not intended to, confer any rights or remedies in favor of any Person other than the parties signing this Agreement, except as may be specifically set forth in other provisions of this Agreement.

(e) The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.

MASTER ACQUISITION AGREEMENT

(f) The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified.

(g) Any reference in this Agreement to wire transfers or other payments requires payment in Dollars unless some other currency is expressly stated in that reference.

(h) Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.

11.11 No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the parties. This Agreement does not authorize any party (a) to bind or commit, or to act as an agent, employee or legal representative of, another party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another party. The parties are independent contractors with respect to each other under this Agreement. Each party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.11.

11.12 Disclosure Schedules. The Seller and the Purchaser each acknowledge that the other party is relying on the accuracy of the Seller Representations or the Purchaser Representations, respectively, in entering into this Agreement and consummating the Contemplated Transactions. Accordingly, nothing in any particular schedule or section of the Purchaser Disclosure Schedule or the Seller Disclosure Schedule shall be deemed to be disclosed in any other schedule or section of the Purchaser Disclosure Schedule or the Seller Disclosure Schedule, respectively, except to the extent the applicability of the disclosure to another schedule or section is reasonably apparent on the face of such disclosure.

11.13 Remedies Cumulative; Specific Performance. The provisions of this Section 11.13 are subject to Section 8.6 herein. The rights and remedies of the parties hereto will be cumulative (and not alternative). The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Contemplated Transactions) in accordance with its specified terms or otherwise breach such provisions. Therefore, notwithstanding anything in Section 11.1 or elsewhere in this Agreement to the contrary, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the Termination Date, any party brings

MASTER ACQUISITION AGREEMENT

a Legal Proceeding to enforce the terms and provisions hereof, the Termination Date may, to the extent determined to be appropriate by the court of competent jurisdiction presiding over such Legal Proceeding, be extended by any time period established by such court. Subject to Section 7.3(b), notwithstanding anything to the contrary in this Agreement, neither the Seller nor any of its Affiliates or Representatives shall be entitled to any specific performance, injunctive relief, other equitable relief or enforcement of the terms of this Agreement with respect to the failure of the Purchaser to complete the Contemplated Transactions in the event of a Financing Failure, in which case, the provisions of Section 7.3(b) and Section 7.4 shall apply, which shall be the sole and exclusive remedies of the Seller, its Affiliates and Representatives. For the avoidance of doubt, neither this Section 11.13 nor Section 7.3(b) shall limit the Seller’s ability to seek specific performance of the Purchaser’s obligations pursuant to Section 5.8 or to seek specific performance of the Purchaser’s obligations to consummate the Contemplated Transactions if a Financing Failure is cured.

11.14 Contract Under Seal. The Seller and the Purchaser intend that, to the fullest extent permitted by Law, this Agreement shall be treated and construed as a contract under seal under the Laws of the State of Delaware with all the consequences of such a contract under the Laws of the State of Delaware; provided, however, that the parties hereto agree that, notwithstanding the designation of this Agreement as a contract under seal, the applicable limitations period shall be reduced as follows: (i) for purposes of Section 8.4(b), the statute of limitation (including any extensions or waivers thereof) applicable to a claim for Taxes, (ii) for purposes of Section 8.4(c), seven years from the anniversary date of the Initial Closing Date, (iii) for purposes of Section 8.4(d), three years from the anniversary date of the Initial Closing Date, (iv) for purposes of Section 8.4(e), eighteen months from the anniversary date of the Initial Closing Date, (v) for purposes of Section 8.4(f), the shorter of three years or the applicable statute of limitations (including any extension or tolling thereof), in each case measured from the anniversary date of the Initial Closing Date, or any shorter period specified, (vi) for purposes of Section 8.4(g), the shorter of the applicable statute of limitations, twenty years or until the date of resolution of the matter covered by the notice provided thereunder, and (vii) for purposes of any other claims not specifically addressed by Section 8.4, three years from the anniversary date of the Initial Closing Date.

[Remainder of page intentionally left blank.]

MASTER ACQUISITION AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

ZEBRA TECHNOLOGIES CORPORATION, a Delaware corporation [SEAL]		MOTOROLA SOLUTIONS, INC., a Delaware corporation [SEAL]

By:	/s/ Anders Gustafsson	By:	/s/ Michael Annes
Name:	Anders Gustafsson	Name:	Michael Annes
Title:	Chief Executive Officer	Title:	Senior Vice President

SIGNATURE PAGE TO MASTER ACQUISITION AGREEMENT

LIST OF EXHIBITS

Exhibit	Document Name
A	Certain Definitions
B	Intellectual Property Agreement
C	Employee Matters Agreement
D	Form of Transition Services Agreement
E	Form of Stock Power
F-1	Form of Bill of Sale
F-2	Form of Assignment and Assumption Agreement
G	Form of Local Asset Transfer Agreement
H	Form of Joint Use & Occupancy Agreement
I-1	Form of Lease Agreement
I-2	Form of Sublease Agreement
J	Form of Lease Assignment
K	Certificate of Merger
L	Acquired Companies
M	Seller Group
N	Purchaser Group
O	Closing Working Capital Calculation Methodology

EXHIBIT A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Accounts Payable” has the meaning set forth in Section 1.3(b).

“Accounts Receivable” has the meaning set forth in Section 1.1(i).

“Acquired Assets” means the Acquired Company Shares and the Separately Owned Acquired Assets.

“Acquired Company” means each of the Subsidiaries of the Seller set forth in Exhibit L.

“Acquired Company Assets” means all of the assets of the Acquired Companies whether owned, licensed or leased by the Acquired Companies.

“Acquired Company Leased Real Property” means the real property subject to the Acquired Company Leases.

“Acquired Company Leases” has the meaning set forth in Section 3.15(b).

“Acquired Company Owned Real Property” has the meaning set forth in Section 3.15(a).

“Acquired Company Releasee” has the meaning set forth in Section 8.8(a).

“Acquired Company Shares” means all of the outstanding capital stock of each Acquired Company denoted on Exhibit L as having its equity transferred to the Purchaser Group by a member of the Seller Group in connection with the Contemplated Transactions.

“Acquired Real Property” means the Assumed Leased Real Property, the Acquired Company Owned Real Property and the Acquired Company Leased Real Property, collectively.

“Acquired Tangible Personal Property” has the meaning set forth in Section 1.1(b).

“Additional Closing” means a closing of the sale and purchase of Acquired Assets and the assumption of Assumed Liabilities with respect to any country the closing of which did not occur at the Initial Closing.

“Affiliate” means (a) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Business Entity, or (b) in the case of an individual, (i) the members of the immediate family (including parents, siblings and children) of the individual and the individual’s spouse, and (ii) any Business Entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, any of the foregoing individuals. For the avoidance of doubt, each Acquired Company shall not be deemed to be an Affiliate of the Seller following the applicable Closing Date.

“Affiliate Indemnified Party” has the meaning set forth in Section 10.4.

“Agreed Allocation” has the meaning set forth in Section 9.2(a).

“Agreed Portion” has the meaning set forth in Section 8.3(b)(ii).

“Agreement” has the meaning set forth in the introductory paragraph hereto.

“Alternative Financing” has the meaning set forth in Section 5.8(a).

“Alternative Transaction” has the meaning set forth in Section 5.12.

“Antitrust Laws” has the meaning set forth in Section 5.6(b).

“Applicable Governmental Authorization” has the meaning set forth in Section 3.10.

“Assets” means all assets, properties and rights of every kind (whether tangible or intangible), including real and personal property.

“Assignable Shared Contracts” has the meaning set forth in Section 10.7(a).

“Assigned Permits” has the meaning set forth in Section 1.1(g).

“Assignment and Assumption Agreement” has the meaning set forth in Section 1.5(c).

“Assumed Contracts” has the meaning set forth in Section 1.1(c).

“Assumed Employment Liabilities” has the meaning set forth in the Employee Matters Agreement.

“Assumed Leased Real Property” means the real property subject to the Assumed Real Property Leases.

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Assumed Real Property Leases” has the meaning set forth in Section 1.1(a).

“Audited Financial Statements” has the meaning set forth in Section 3.5(a).

“Authorized Seller Representative” means Michael Annes or any other person so authorized in writing by the Seller.

“Bill of Sale” has the meaning set forth in Section 1.5(b).

“Business” means the business of designing, developing, manufacturing, distributing, offering for sale, selling, reselling, supporting, and providing maintenance, integration and product and network management services (collectively, the “Business Activities”), for Enterprise Products and Smart Sensing Network Equipment, in each case to the extent such business is conducted by the Seller or any of its Affiliates.

“Business Activities” has the meaning set forth in the definition of “Business.”

“Business Confidential Information” has the meaning set forth in Section 10.5(a).

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in the States of Illinois or New York are closed either under applicable Law or action of any Governmental Entity.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Business Records” has the meaning set forth in Section 1.1(h).

“Business Systems” means the computer systems (including the software, firmware, and hardware), telecommunications, networks, peripherals, and platforms (including any outsourced systems and processes) that are used by any Business Entity in the conduct of the Business.

“Cash” means all cash and cash equivalents (including commercial paper, certificates of deposit and other bank deposits, treasury bills, short term investments and all other marketable securities), investment accounts and other similar cash items.

“Certificate of Merger” has the meaning set forth in Section 1.6(a).

“Claim Notice” has the meaning set forth in Section 8.3(a).

“Claimed Amount” has the meaning set forth in Section 8.3(a).

“Claims” means any and all claims (including any cross-claim or counterclaim), causes of action, suits, charges, complaints, litigation, demands, arbitration, proceedings (including any civil, criminal, administrative, investigative or appellate proceedings), hearings, inquiries, audits, disputes and other assertions of Liability, whenever or however arising.

“Closing” means the Initial Closing or any Additional Closing, as applicable.

“Closing Cash” means the sum of (a) the Transferred Cash, plus (b) the Cash held by the Acquired Companies and their Subsidiaries as of the Initial Closing, in each case calculated in accordance with GAAP, applied consistently; provided, however, that “Closing Cash” shall (i) include Third Party checks deposited or held in Transferred Accounts and the accounts of an Acquired Company that have not yet cleared determined in accordance with GAAP, but (ii) be reduced by the amount of all outstanding checks on draft with respect to a Transferred Account or of an Acquired Company and its Subsidiaries that are issued or outstanding at such time, but only to the extent that the amounts payable in respect of such outstanding checks are not included as Accounts Payable in the calculation of Final Closing Working Capital.

“Closing Cash Certificate” has the meaning set forth in Section 2.4(b).

“Closing Certificates” has the meaning set forth in Section 2.4(b).

“Closing Date” means the Initial Closing Date or any date upon which an Additional Closing occurs, as applicable.

“Closing Purchase Price Payment” has the meaning set forth in Section 2.1(a).

“Closing Statement” has the meaning set forth in Section 2.5(a).

“Closing Working Capital” means, at any time, (i) the aggregate amount of the following balance sheet asset accounts for the Business: Accounts Receivable, Inventory (Net), Contractor Receivables, Deferred Costs, Short-Term VAT Assets and Other Current Assets, minus (ii) the aggregate amount of the following balance sheet liabilities for the Business: Accounts Payable, Profit Sharing, Employee Comp.–Other, Product and Service Warranty, Supplier Liability, Contractor Payables, Customer Reserves, Customer Prepaids, Deferred Revenue, Department Accruals, Short-Term VAT Liability, Other Trade Liability and Other Current Liabilities, calculated based on and consistent with the methodology and line items (and specific subaccounts with respect to each line item that aggregate to the totals) set forth in the reference calculation as of December 31, 2013 attached hereto as Exhibit O, and prepared in accordance with GAAP and using the same principles, policies and methodologies used in preparing the Audited Financial Statements.

“Closing Working Capital Certificate” has the meaning set forth in Section 2.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Compliant” shall mean, with respect to the Required Information, that (i) such Required Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in the light of the circumstances under which they were made, not misleading, (ii) in the case of the Required Information delivered in connection with the offering of high yield debt securities, such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-09, Rule 3-10 and Rule 3-16 of Regulation S-X or “segment reporting” and Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K) for offerings of debt securities on a registration statement on Form S-1, (iii) the Seller’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, (iv) with respect to any interim financial statements, such interim financial statements have been reviewed by the Seller’s auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722, (v) in the case of the Required Information delivered in connection with the offering of high yield debt securities, the Seller’s auditors have delivered drafts of customary comfort letters, including as to customary negative assurances and change period, and such auditors have confirmed they are prepared to issue any such comfort letter when customarily required to be delivered during the Marketing Period and (vi) in the case of the Required Information delivered in connection with the offering of high yield debt securities, the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-09, Rule 3-10 and Rule 3-16 and

“segment reporting”) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC on the last day of the Marketing Period and (B) the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Sellers’s independent auditors on the financial statements and financial information contained in any offering memoranda, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on the last day of the Marketing Period.

“Consideration” has the meaning set forth in Section 9.2(a).

“Contemplated Transactions” has the meaning set forth in Section 2.2(a).

“Contesting Party” has the meaning set forth in Section 10.3(a).

“Contract” means any contracts, agreements, arrangements, real property leases, personal property leases, licenses, obligations, commitments and undertakings, whether written or oral, express or implied.

“Controlling Party” has the meaning set forth in Section 8.3(d)(iii).

“Damages” means any claims, injuries, losses, damages, liabilities (including any liabilities for Taxes), settlements, judgments, awards, penalties, fines, costs or expenses (including reasonable legal, expert and consultant fees and expenses) but excluding (other than with respect to any of the foregoing paid to a third party by an Indemnified Party) any special, incidental, indirect, exemplary, punitive or consequential damages (including lost profits, loss of revenue or lost sales).

“Data Protection Laws” means the European Union Data Protection Directive (Directive 95/46/EC), as well as any federal and state law or regulation of the United States or any jurisdiction that is applicable to the Seller and its Affiliates and relates to the protection, collection, storage, transmission, transfer (including cross-border transfers), disclosure or use of personally identifiable information (including such information of employees, former employees and customers of the Seller and its Affiliates).

“Debt Commitment Letter” means, collectively, the commitment letter, dated as of April 14, 2014, from the Financing Sources identified therein, pursuant to which such Financing Sources have agreed, subject to the terms and conditions set forth therein (including in the exhibits and annexes attached thereto), to provide the Financing, and the Fee Letter related thereto, in each case, as amended, restated, supplemented or otherwise modified in accordance with the terms thereof and of this Agreement.

“Deductible” has the meaning set forth in Section 8.5(a).

“Dispute” has the meaning set forth in Section 11.1(b).

“Dollars” and the sign “$” each mean lawful money of the United States of America.

“Effective Time” has the meaning set forth in Section 1.6(b).

“Employee Benefit Plan” has the meaning set forth in the Employee Matters Agreement.

“Employee Matters Agreement” means that certain Employee Matters Agreement of even date herewith by and between the Seller and the Purchaser appended hereto as Exhibit C, as the same may be amended from time to time.

“Encumbrance” means any claim, mortgage, pledge, security interest, encumbrance, charge, license, or other lien (whether arising by contract or by operation of law).

“Enterprise Data Capture Products” means (i) bar code scanner products for reading machine-readable symbols (including fixed, handheld, portable, wearable, and vehicle-mounted laser scanners and linear and area imagers), (ii) radio frequency identification (“RFID”) reader products used to communicate with RFID tags (including portal RFID readers, doorway, forklift, crane and delivery-door RFID readers, handheld RFID readers, and fixed, vehicle-mounted, wearable, portable, hands-free and mobile RFID readers), or (iii) associated accessories and Software, in each case, to the extent such products are the same as those (a) offered by the Enterprise Segment on or prior to the Initial Closing Date or (b) under development by the Enterprise Segment on the Initial Closing Date.

“Enterprise Mobile Computing Products” means durable or rugged enterprise-grade fixed, handheld, wearable, vehicle-mounted, or portable computing or smartphone products, which products shall include handheld and portable mobile computers, gun handle mobile computers, tablet computers, vehicle-mounted computers and wearable computers, in each case, to the extent such products are the same as those (i) offered by the Enterprise Segment on or prior to the Initial Closing Date, or (ii) under development by the Enterprise Segment on the Initial Closing Date.

“Enterprise Products” means (i) Enterprise Data Capture Products, (ii) Enterprise Mobile Computing Products, or (iii) Enterprise Wireless LAN Products.

“Enterprise Segment” means the Enterprise reporting segment as reflected in the Seller Financial Statements except to the extent they include Integrated Digital Enhanced (iDEN) protocol network infrastructure products and related Software and services.

“Enterprise Wireless LAN Products” means products that provide connectivity to wireless products within a local area network (whether indoors or outdoors) and that operate in compliance with the IEEE 802.11 standard (which products shall include types of products that are wireless local area network (“LAN”) products, including (i) wireless access points and ports compliant with the IEEE 802.11 standard, (ii) wireless controllers compliant with the IEEE 802.11 standard, (iii) wireless switches designed for use with the foregoing wireless access points, ports and controllers, and (iv) related LAN accessories and Software), in each case, to the extent such products are the same as those (a) offered by the Enterprise Segment on or prior to the Initial Closing Date, or (b) under development by the Enterprise Segment on the Initial Closing Date.

“Environmental Laws” means any Law that pertains to environmental protection or environmental contamination of any type whatsoever, including all Laws relating to (i) the manufacture, processing, use, distribution, treatment, storage, disposal, generation or transportation of Hazardous Materials; (ii) air, surface, ground, water or noise pollution; (iii) any Release of Hazardous Materials; (iv) the protection of wildlife, endangered species, wetlands or other natural resources; (v) the protection of the health and safety of employees; and (vi) any notification requirements relating to the foregoing, and including the following statutes and regulations adopted thereunder: (A) the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq. (“CERCLA”); (B) the Solid Waste Disposal Act, as amended by the Resource Conservation Recovery Act and the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. § 6901 et seq. (“RCRA”); (C) the Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 U.S.C. § 1251 et seq.; (D) the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; (E) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq. (“TSCA”); (F) the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; (G) the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq. (“HMTA”); (H) the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; (I) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and (J) the Occupational Safety and Health Act, 19 U.S.C. § 6251 et seq.

“Environmental Permit” means any permit, license, certification, approval or registration required under any Environmental Law.

“Estimated Closing Cash” has the meaning set forth in Section 2.4(b).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.4(a).

“Estimated Closing Working Capital Deficiency” has the meaning set forth in Section 2.4(a).

“Estimated Closing Working Capital Surplus” has the meaning set forth in Section 2.4(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Field Products” means any product to the extent it was designed, developed, or manufactured for use in conjunction with or for interoperability with a (i) Public Safety Next-Gen LTE Network or (ii) Two-Way Radio Network.

“Excluded Infrastructure Equipment” means (i) (a) government, public safety or defense communications network infrastructure equipment and systems, or (b) professional and commercial communications network infrastructure equipment and systems, in each case of clauses (a) and (b), to the extent designed, developed, or manufactured to operate with Excluded Mobile Radio Products, or (ii) network infrastructure equipment to the extent designed, developed, or manufactured to operate with a Public Safety Next-Gen LTE Network and on the frequency band allocated to the Public Safety Community.

“Excluded Liabilities” has the meaning set forth in Section 1.4.

“Excluded Mobile Radio Products” means any product (including any such government, public safety and defense, professional, and commercial product): (i) to the extent that such product has a primary communication mode of Push-to-Talk and contains a transceiver that operates: (a) in a frequency band that is allocated for land mobile radio users; and (b) in compliance with any Two-Way Radio Standard; or (ii) to the extent that such product contains a transceiver that operates in compliance with the Integrated Digital Enhanced (iDEN) protocol.

“Excluded Seller Facility” has the meaning set forth in Section 10.8(a).

“Excluded Services” means accounting and audit services, including S-Ox compliance and statutory reporting; treasury and banking services, including customer financing and factoring; insurance services; HR systems and administration, including payroll and benefits administration; travel and entertainment; tax services; executive and management services; legal services; risk management services, including credit limit approval, price exception approval and demand planning approval; environmental, health and safety services; corporate marketing, strategy and development services; aircraft services; and investor relation services.

“Excluded Software and Solutions” means (i) a command and control solution (hardware and Software) to the extent that it is designed, developed, or manufactured primarily for use by the Public Safety Community or Government Entities, or (ii) Software to the extent designed primarily to operate Excluded Mobile Radio Products or Excluded Infrastructure Equipment.

“Excluded Taxes” means, without duplication, the following: (i) except for Taxes payable by any Acquired Company, all Taxes relating to the acquisition, ownership, or sale of any Acquired Asset in any Pre-Closing Period; (ii) all Taxes payable by any Acquired Company for any Pre-Closing Period; and (iii) all Taxes for which any Acquired Company is held liable by reason of such Acquired Company being included in any consolidated, affiliated, combined or unitary group with the Seller (or any Affiliates of the Seller) at any time before the Initial Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law or regulation; (iv) any and all Taxes for a Pre-Closing Period of any person imposed on the Acquired Company as a transferee or successor resulting from an event or transaction occurring before the Initial Closing Date; (v) all Income Taxes attributable to any inclusion under Section 951(a) of the Code by the Purchaser at the end of the taxable year of a foreign Subsidiary that includes the Initial Closing Date allocable to the Pre-Closing Period; (vi) all Taxes payable for a Pre-Closing Period pursuant to a contract (other than this Agreement) entered into by any Acquired Company prior to the Initial Closing Date; (vii) all Income Taxes resulting from the Rebuttal of Triggering Event Taxes; (viii) all Transfer Taxes and Indirect Taxes that the Seller is responsible for under Section 9.1(d) and Section 9.1(e); and (ix) the cost of filing any Seller Prepared Returns under Section 9.5. Notwithstanding the foregoing, the term “Excluded Taxes” shall exclude (a) any Transfer Taxes and Indirect Taxes the Purchaser is responsible under Sections 9.1(d) and 9.1(e); (b) any Taxes that result from a breach by the Purchaser of any covenant or other obligation in this Agreement (including in Article 9); (c) Taxes for which the Purchaser is liable for under Section 10.6 or Section 10.7; (d) any Taxes imposed under Treasury Regulation Section 1.1503(d) or any other provision of the Code or Treasury Regulations or any provision of state or local or non-U.S. laws resulting from any loss or recapture (including as a result of a “triggering event” as such term is used in Treasury Regulation Section 1.1503(d)) of any “dual consolidated loss” set forth on Schedule

9.8(a) to the extent such Taxes result from the Purchaser’s failure to comply with the New Domestic Use Agreement; and (e) any Taxes included in Final Closing Working Capital (as finally determined under Section 2.5).

“Expected Claim Notice” has the meaning set forth in Section 8.4(f).

“Export Control Laws” means all applicable statutory and regulatory requirements for any jurisdiction from which the Acquired Companies export products, including the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. §120, et. seq.), the Export Administration Regulations (15 C.F.R. §730, et. seq.) and associated executive orders, and the statutes and executive orders implemented by the Office of Foreign Assets Control in the U.S. Department of the Treasury.

“Fee Letter” means the fee letter relating to Financing, as amended, restated, supplemented or otherwise modified in accordance with the terms of the Debt Commitment Letter and this Agreement.

“Final Closing Cash” has the meaning set forth in Section 2.5(a).

“Final Closing Date” has the meaning set forth in Section 5.6(e).

“Final Closing Working Capital” has the meaning set forth in Section 2.5(a).

“Final Closing Working Capital Deficiency” has the meaning set forth in Section 2.5(a).

“Final Closing Working Capital Surplus” has the meaning set forth in Section 2.5(a).

“Financing” has the meaning set forth in Section 5.8(a).

“Financing Action” has the meaning set forth in Section 5.8(a).

“Financing Failure” means (i) the conditions to the Initial Closing set forth in Sections 6.1(a), 6.2(a) and 6.3(a) having been satisfied or waived (other than conditions that by their terms shall be satisfied at the Initial Closing, each of which is capable of being satisfied), and (ii) after the end or expiration of the Marketing Period, the Initial Closing not having been consummated in accordance with Section 2.2(a) as a result of the full amount of the Financing failing to be funded or prospectively funded at the contemplated Initial Closing, other than due to a breach by the Seller of its obligations under Section 5.8(b) or Section 5.1.

“Financing Sources” means, in their capacity as such, any lender providing a commitment pursuant to the Debt Commitment Letter or any Affiliates, employees, officers, directors, agents or advisors of any such lender.

“Financing Source Related Parties” shall mean the Financing Sources, their Affiliates and their respective directors, officers, managers, members, stockholders, partners, employees, agents, Representatives, successors and permitted assigns.

“Financing Termination Fee” means $250,000,000.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authorization” means any permit, consent, license, certificate, franchise, permission, variance, clearance, registration, agreement, consent, qualification, authorization or approval issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law, excluding any Environmental Permit.

“Governmental Entity” means any of the following: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental, regulatory or administrative body, division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Hazardous Material” means each and every element, compound, chemical mixture, contaminant, pollutant, material or other substance that is defined or identified as hazardous or toxic under any Environmental Law or the Release of which is prohibited or regulated under any Environmental Law, including (i) any “hazardous substance,” “extremely hazardous substance” or “pollutant or contaminant” as those terms are defined in CERCLA; (ii) any “hazardous waste” as that term is defined in the RCRA; (iii) any “hazardous material” as that term is defined in the HMTA; (iv) any “chemical substance or mixture” as that term is defined in the TSCA; (v) petroleum and petroleum products and byproducts; (vi) asbestos; and (vii) radioactive or explosive materials.

“High Level Management Employee” has the meaning set forth in Section 11.1(b).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means International Financial Reporting Standards.

“Income Taxes” means any Taxes imposed on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing business Taxes and all related interest and penalties.

“Income Tax Returns” means any Tax Return relating, or with respect, to Income Taxes.

“Incremental Financing Fees” has the meaning set forth in Section 10.12.

“Indemnified Party” has the meaning set forth in Section 8.3(a).

“Indemnifying Party” has the meaning set forth in Section 8.3(a).

“Independent Accounting Firm” shall be an accounting firm selected in the manner set forth in Section 2.5(c).

“Indirect Taxes” means any value added, goods and services, sales, use, consumption, business, gross receipts, withholding, service, or excise tax, or any custom duty, imposed by any Governmental Entity and any interest, penalties, assessments, or additions to tax resulting from or attributable to or incurred in connection with any such tax or duty or any contest or dispute thereof; provided, however, that “Indirect Taxes” shall exclude any Transfer Tax.

“Initial Closing” means the closing of (i) the Merger and (ii) the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities with respect to (A) the United States, (B) the transfer of the Acquired Company Shares with respect to Psion Holdings Ltd., and (C) the other transfers set forth on Schedule A-1, and the closing of the sale and purchase of any other Acquired Assets and the assumption of any other Assumed Liabilities for which closing conditions have been satisfied and which occur on the same date.

“Initial Closing Date” has the meaning set forth in Section 2.2(a).

“Initial Notice” has the meaning set forth in Section 11.1(b).

“Intellectual Property” has the meaning set forth in the IP Agreement.

“Interim Financial Statements” has the meaning set forth in Section 5.11.

“Inventory” has the meaning set forth in Section 1.1(e).

“IP Agreement” means that certain Intellectual Property Agreement of even date herewith by and between the Seller and the Purchaser appended hereto as Exhibit B, as the same may be amended from time to time.

“Joint Use & Occupancy Agreements” means those certain joint use and occupancy agreements to be entered into by and between the Seller and/or certain of its Affiliates and the Purchaser and/or certain of its Affiliates regarding the real property listed on Schedule 3.15(b) of the Seller Disclosure Schedule as being subject to a Joint Use & Occupancy Agreement, substantially in the form appended hereto as Exhibit H, subject to applicable local Law requirements.

The terms “Knowledge” and “Known” will qualify the matter referred to as being (i) in the case of the Purchaser, the actual knowledge of an appropriate executive officer of a particular fact or other matter, (ii) in the case of the Seller, the actual knowledge of Girish Rishi, Jim Welch, Bob Hubberts, Rich Valin, Eduardo Conrado, Ron Roberts, Tom Collins, Michael Annes, Shelly Carlin (with respect to Article 6 of the Employee Matters Agreement only), and Bob Sanders (with respect to Article III of the IP Agreement only) (collectively, the “Seller Knowledge Parties”) of a particular fact or other matter, and (iii) the knowledge which could have been acquired by the Seller Knowledge Parties after making due inquiry of those key employees and agents of the Seller who reasonably would be expected to have actual knowledge of the matter in question.

“Laws” means all foreign, federal, state, regional, county and local constitutions, statutes, laws (including common laws), ordinances, regulations and rules of any and all Governmental Entities.

“Lease/Sublease Agreements” means, collectively, the Seller Lease/Sublease Agreements and the Purchaser Lease/Sublease Agreements.

“Lease Security Instrument” has the meaning set forth in Section 10.9(a).

“Leases” has the meaning set forth in Section 3.15(b).

“Legal Proceeding” means any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising.

“Local Asset Transfer Agreements” has the meaning set forth in Section 1.5(d).

“LTE” means the Long Term Evolution (LTE) or Long Term Evolution Advanced (LTE-A) fourth generation (4G) broadband communications standards, including various derivations thereof that do not fundamentally alter the character thereof (e.g., wireless air-interface, framing structure, control, call set-up and connection management).

“Marketing Period” means a period of 15 Business Days commencing after (i) all conditions set forth in Sections 6.1(a) and 6.3(a) have been satisfied or waived (other than conditions that by their terms shall be satisfied at the Initial Closing, each of which is capable of being satisfied) and (ii) the Purchaser shall have received all of the Required Information and such Required Information is Compliant (provided that (w) if such consecutive Business Day period has not ended prior to June 30, 2014, then it will not commence until July 7, 2014, (x) if such consecutive Business Day period has not ended prior to August 22, 2014, then it will not commence until September 2, 2014, (y) if such consecutive Business Day period has not ended prior to November 24, 2014, then it will not commence until December 1, 2014 and (z) if such consecutive Business Day period has not ended prior to December 22, 2014, then it will not commence until January 5, 2015). Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such consecutive 15 Business Day period, (x) the Seller shall have announced any intention to restate any financial statements included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Seller has announced that it has concluded that no restatement shall be required, and the requirements described in the immediately preceding sentence would be satisfied on the first day, throughout and on the last day of such new consecutive 15 Business Day period or (y) the Required Information is not Compliant on the first day, throughout and on the last day of such consecutive 15 Business Day period, in which case a new 15 Business Day period shall commence upon the Purchaser and the Financing Sources receiving updated Required Information that is Compliant, and satisfying the other requirements described in the immediately preceding sentence (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred).

A violation, circumstance, change, effect or other matter is deemed to have a “Material Adverse Effect” on (i) the Seller, if such violation, circumstance, change, effect or other matter would have a material adverse effect on the ability of the Seller Group to perform its obligations under this Agreement or on the ability of the Seller Group to consummate the Contemplated Transactions; or (ii) the Business, if such violation, circumstance, change, effect or other matter, either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial performance of the Business, taken as a whole, but excluding (A) effects or changes resulting from acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, (B) any violation, circumstance, change, effect or other matter that results from any action taken pursuant to or in accordance with this Agreement or any Transaction Agreement or at the request of the Purchaser, (C) changes or developments in Laws applicable to the Business or the enforcement thereof, except to the extent such changes or developments have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, (D) the failure of the Business or any Acquired Company to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (it being understood that the violation, condition, event, circumstance, change, effect or other matter giving rise to or contributing to such failure may be taken into account in determining whether a Material Adverse Effect has occurred), (E) changes in GAAP or IFRS or the interpretation thereof by the Financial Accounting Standards Board, the International Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP or IFRS, (F) effects or changes that are generally applicable to the industries and markets in which the Business operates, except to the extent such effects or changes have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, (G) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions (including prevailing interest rates), except to the extent such changes have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, or (H) effects directly or primarily arising out of the execution or delivery of this Agreement and the other Transaction Agreements, the consummation of the Contemplated Transactions, the identity of the Purchaser or the public announcement or other publicity, leak or rumor with respect to any of the foregoing, or the operation of the Business by the Purchaser Group following the Initial Closing, including (I) any actions of competitors, (II) any actions taken by or losses of customers or employees, (III) any delays or cancellations of orders for products or services, or (IV) any reduction in the price of services or products offered by the Business in response to the reduction in price of comparable services or products offered by a competitor.

“Material Contracts” has the meaning set forth in Section 3.11(a).

“Material Customers” has the meaning set forth in Section 3.16(a).

“Material Suppliers” has the meaning set forth in Section 3.16(b).

“Merger” has the meaning set forth in Section 1.6.

“Merger Consideration” has the meaning set forth in Section 1.6(f).

“Merger Documents” has the meaning set forth in Section 1.6(h).

“Merger Payment” means that portion of the Purchase Price allocated to the STI Shares in accordance with Section 9.2. For the avoidance of doubt, the Merger Payment is a component of the Purchase Price and nothing in this definition or Section 1.6 shall require any payment to the Seller or any other member of the Seller Group in excess of the Purchase Price.

“Merger Sub” means a newly-formed Delaware corporation and wholly-owned subsidiary of the Purchaser.

“Minimum Per Claim Amount” has the meaning set forth in Section 8.5(a).

“Most Recent Balance Sheet” has the meaning set forth in Section 3.5(a).

“NASDAQ” means the National Association of Securities Dealers Automated Quotations.

“National Securities Exchange” means the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the New York Stock Exchange, or any of their respective successor exchanges.

“NDA” has the meaning set forth in Section 5.5(b).

“New Domestic Use Agreement” has the meaning set forth in Section 9.8(a).

“Non-Assignable Shared Contracts” has the meaning set forth in Section 10.7(b).

“Non-Controlling Party” has the meaning set forth in Section 8.3(d)(iii).

“Objection Notice” has the meaning set forth in Section 2.5(b).

“Offering Documents” has the meaning set forth in Section 5.8(b).

“Order” means any final and non-appealable award, injunction, judgment, order, decree, ruling, subpoena, writ or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity, or by any arbitrator or arbitration panel, and in which any member of the Seller Group or an Acquired Company, on the one hand, or any member of the Purchaser Group, on the other hand, as applicable, is named.

“Ordinary Course” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) of the Business.

“Permitted Encumbrance” means: (a) mechanic’s, materialman’s, warehouseman’s, carrier’s and other similar liens securing obligations incurred in the Ordinary Course which (i)

are not yet delinquent, (ii) the validity of which are being contested in good faith by appropriate actions or (iii) with respect to any assets of an Acquired Company, for which appropriate reserves have been established on the books and records of such Acquired Company; (b) zoning, entitlement, conservation restriction and other land use and environmental regulations by any Governmental Entity which do not materially interfere with the present use or materially impair the value of any Acquired Asset; (c) all covenants, conditions, restrictions, easements, non-monetary charges, rights-of-way, encumbrances and similar matters of record set forth in any state, local or municipal franchise or jurisdiction under which the Business is conducted which, individually or in the aggregate, do not materially interfere with the present use of any Acquired Asset; (d) other than with respect to Intellectual Property, matters which would be disclosed by an accurate title search (or jurisdictional equivalent) that may be obtained in the applicable jurisdiction; (e) all liens for Taxes that are not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established on the books and records of an Acquired Company; (f) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, which are not delinquent or which are being contested in good faith; (g) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course; (h) protective filings relating to operating leases with Third Parties entered into in the Ordinary Course; and (i) non-exclusive licenses to Intellectual Property granted in the Ordinary Course to a (i) supplier of the Seller Group or the Acquired Companies solely for purposes of, and to the extent necessary for, such supplier to design, manufacture and supply Enterprise Products for any member of the Seller Group or any of the Acquired Companies with respect to the Business and not for the direct benefit of such supplier or any other Person, or (ii) customer of any member of the Seller Group or any of the Acquired Companies solely for such customer’s use of an Enterprise Product.

“Permit” means any permit, license, franchise, agreement, waiver or other authorization of any Governmental Entity.

“Person” means any individual, Business Entity or Governmental Entity.

“Post-Closing Adjustment” has the meaning set forth in Section 2.5(d).

“Post-Closing Period” means any taxable period that begins after the Initial Closing Date and the portion of any Straddle Period beginning after the Initial Closing Date.

“Pre-Closing Period” means any taxable period that begins before the Initial Closing Date and ends on or before the Initial Closing Date and the portion of any Straddle Period ending on the Initial Closing Date.

“Principal Agreements” means this Agreement, the Employee Matters Agreement and the IP Agreement.

“Property Taxes” has the meaning set forth in Section 9.1(c).

“Proposed Allocation Statement” has the meaning set forth in Section 9.2(a).

“Psion” means Psion Holdings Ltd. (f/k/a Psion plc), a company organized under the laws of England.

“Public Safety Community” means (a) in the United States: (i) all agencies of the United States Federal Government, including the: Department of Defense, Department of Homeland Security, Department of Justice, Central Intelligence Agency, Department of Commerce (including the National Telecommunications and Information Administration), and Department of Transportation (including the National Highway Safety Administration); and/or (ii) state or local governmental agencies whose principal function is to provide public safety services; and (b) outside of the United States: (i) all agencies of all other governments that have similar functions as the corresponding agencies of the United States Federal Government; and/or (ii) entities whose principal function is to provide public safety services.

“Public Safety LTE Smartphone Devices” means any fixed, handheld, vehicle-mounted, wearable, or portable wireless product that is compliant with LTE and is designed primarily for use by either the Public Safety Community or Governmental Entities.

“Public Safety Next-Gen LTE Network” means a network that is based upon LTE and operates on a frequency band allocated to the Public Safety Community.

“Purchase Price” has the meaning set forth in Section 2.1(a).

“Purchaser” has the meaning set forth in the introductory paragraph hereto.

“Purchaser Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 4.

“Purchaser Excluded Products” means (i) Excluded Infrastructure Equipment, (ii) Excluded Mobile Radio Products, (iii) Excluded Software and Solutions, or (iv) Excluded Field Products.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser in Sections 4.1, 4.2, 4.5 and 4.6.

“Purchaser Group” means the Purchaser, each of the Affiliates of the Purchaser set forth in Exhibit N, and each of the Affiliates of the Purchaser designated by the Purchaser as a Purchaser Group member by written notice to the Seller within thirty (30) days of the date hereof (provided, that the designation of any additional Affiliate as a Purchaser Group member would not reasonably be expected to delay the anticipated Initial Closing Date).

“Purchaser Indemnitees” has the meaning set forth in Section 8.1.

“Purchaser Lease/Sublease Agreements” means those lease and sublease agreements to be entered into by and between the Purchaser and/or certain of its Affiliates, as lessor or sublessor, on the one hand, and the Seller and/or certain of its Affiliates, as lessee or sublessee, on the other hand, regarding any real property subject to an Assumed Real Property Lease identified on Schedule 3.15(b) of the Seller Disclosure Schedule as being subject to a Purchaser Lease/Sublease Agreement (the “Purchaser Leased/Subleased Real Property”), substantially in the form appended hereto as Exhibit I-1 or Exhibit I-2, as applicable, subject to applicable local Law requirements.

“Purchaser Material Adverse Effect” means any violation, circumstance, change, effect or other matter that (i) would have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or on the ability of the Purchaser to consummate the Contemplated Transactions, or (ii) either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial performance of the Purchaser and its subsidiaries, taken as a whole, but excluding (A) effects or changes resulting from acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, (B) any violation, circumstance, change, effect or other matter that results from any action taken pursuant to or in accordance with this Agreement or any Transaction Agreement or at the request of the Seller, (C) changes or developments in Laws applicable to the Purchaser or the enforcement thereof, except to the extent such changes or developments have a materially disproportionate effect on the Purchaser and its subsidiaries relative to others in the industries in which the Purchaser and its subsidiaries operate, (D) the failure of the Purchaser to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (it being understood that the violation, condition, event, circumstance, change, effect or other matter giving rise to or contributing to such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred), (E) changes in GAAP or IFRS or the interpretation thereof by the Financial Accounting Standards Board, the International Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP or IFRS, (F) effects or changes that are generally applicable to the industries and markets in which the Purchaser operates, except to the extent such effects or changes have a materially disproportionate effect on the Purchaser and its subsidiaries relative to others in the industries in which the Purchaser and its subsidiaries operate, or (G) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions (including prevailing interest rates), except to the extent such changes have a materially disproportionate effect on the Purchaser and its subsidiaries relative to others in the industries in which the Purchaser and its subsidiaries operate.

“Purchaser Prepared Returns” has the meaning set forth in Section 9.5(b).

“Purchaser Related Parties” has the meaning set forth in Section 7.3(b).

“Purchaser Releasor” has the meaning set forth in Section 8.8(b).

“Purchaser Representation” means any representation or warranty of the Purchaser set forth in Article 4 of this Agreement and Article 7 of the Employee Matters Agreement.

“Push-to-Talk” (“PTT”) means a method of transmitting voice or data communications on simplex and half-duplex channels that uses a momentary button to switch from voice or data reception mode to transmit mode.

“Reasonable Efforts” means the obligated party is required to make a diligent, reasonable and good faith effort to accomplish the applicable objective. Such obligation, however, does not require any expenditure of funds or the incurrence of any Liability on the part of the obligated party that, in each case, is unreasonable in light of the related objective, nor does it require that the obligated party act in a manner which would otherwise be contrary to prudent business judgment in light of the objective attempted to be achieved. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

“Rebuttal of Triggering Event” has the meaning set forth in Section 9.8(e).

“Rebuttal of Triggering Event Taxes” has the meaning set forth in Section 9.8(e).

“Reference Rate” has the meaning set forth in Section 2.1(c).

“Related Claims” has the meaning set forth in Section 8.5(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, dumping, discarding, depositing, dispersing, migration, burying, abandoning or disposing into the environment of any Hazardous Materials, except for any such actions that are allowed pursuant to Environmental Laws or Environmental Permits.

“Released Matters” has the meaning set forth in Section 8.8(a).

“Remaining Assets” has the meaning set forth in Section 2.2(c).

“Representations and Warranties Cap” has the meaning set forth in Section 8.5(a).

“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants or attorneys.

“Required Closing Amount” has the meaning set forth in Section 4.5(a).

“Required Information” means all financial and other pertinent information regarding the Acquired Companies and the Business reasonably requested by the Purchaser to consummate the Financing, including (i) all historical financial statements and financial data regarding the Acquired Companies and the Business, in each case of the scope, type and form (A) that is in compliance in all material respects with the requirements of the Securities Act (including Regulations S-K and S-X thereunder and other accounting rules and regulations of the SEC (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 or “segment reporting” and Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K)) for offering of debt securities on a registration statement on Form S-1 with respect to the Debt Financing, (B) that is otherwise customarily included in private placement memoranda relating to private placements of debt securities under Rule 144A of the Securities Act and bank information memoranda and (C) as is otherwise necessary in order to assist in the Financing Sources’ receiving customary “comfort” including as to “negative assurance” comfort and change period and, for avoidance of doubt, including the Audited Financial Statements, the Interim Financial Statements and audited financial statements for the Business of the same type and prepared in substantially the same manner as the Audited Financial Statements as of and for the year ended December 31, 2014 if the Marketing Period would include February 12, 2015 or commences after February 12, 2015) from the Seller’s independent accountants and (ii) to the extent not otherwise included in clause (i) of this definition, the information necessary or required in order for the Purchaser to satisfy paragraphs 3, 4 (but only as a result of the Seller’s failure to provide required information) and 6 (but only as a result of the Seller’s failure to provide required information) of Exhibit C of the Debt Commitment Letter (or any substantially identical requirements in any amendment or replacement thereof permitted or required pursuant to Section 5.8(a)).

“Response” has the meaning set forth in Section 8.3(b).

“Reynosa Outsourcing Transaction” has the meaning set forth in Section 5.14.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 4.9(a).

“Second Request” has the meaning set forth in Section 5.7(d).

“Securities Act” has the meaning set forth in Section 4.9(a).

“Seller” has the meaning set forth in the introductory paragraph hereto.

“Seller Competitive Activities” has the meaning set forth in Section 10.13(a).

“Seller Confidential Information” has the meaning set forth in Section 10.5(b).

“Seller Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 3.

“Seller EMA Disclosure Schedule” has the meaning set forth in the Employee Matters Agreement.

“Seller Financial Statements” means the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the Seller (including any related notes and schedules) included (or incorporated by reference) in any form, report, schedule, statement and other document filed or required to be filed by the Seller under the Exchange Act.

“Seller Financing Contract” means (a) each Contract set forth on Schedule 3.11(a) of the Seller Disclosure Schedule and (b) each Contract entered into by the Seller or an Affiliate of the Seller, on the one hand, and a customer of the Business, on the other hand, related to financing provided by the Seller or an Affiliate of the Seller to such customer following the date of this Agreement.

“Seller Financing Receivables” has the meaning set forth in Section 1.1(j).

“Seller Fundamental Representations” means the representations and warranties of the Seller in Sections 3.1, 3.2, 3.3 and 3.17.

“Seller Group” means the Seller and each of the Affiliates of the Seller set forth in Exhibit M.

“Seller Indemnitees” has the meaning set forth in Section 8.2.

“Seller Insurance Policies” has the meaning set forth in Section 5.11(a).

“Seller IPA Disclosure Schedule” has the meaning set forth in the IP Agreement.

“Seller Lease/Sublease Agreements” means those lease and sublease agreements to be entered into by and between the Seller and/or certain of its Affiliates, as lessor or sublessor, on the one hand, and the Purchaser and/or certain of its Affiliates, as lessee or sublessee, on the other hand, regarding the real property identified on Schedule 3.15(b) of the Seller Disclosure Schedule as being subject to a Seller Lease/Sublease Agreement (the “Seller Leased/Subleased Real Property”), substantially in the form appended hereto as Exhibit I-1 or Exhibit I-2, as applicable, subject to applicable local Law requirements.

“Seller Percentage Share” has the meaning set forth in Section 10.12.

“Seller Prepared Returns” has the meaning set forth in Section 9.5(a).

“Seller Related Parties” has the meaning set forth in Section 11.2(e).

“Seller Releasee” has the meaning set forth in Section 8.8(b).

“Seller Releasor” has the meaning set forth in Section 8.8(a).

“Seller Representation” means any representation or warranty of the Seller set forth in Article 3 of this Agreement, Article 3 of the IP Agreement and Article 6 of the Employee Matters Agreement.

“Seller Signage” has the meaning set forth in Section 10.9(b).

“Separately Owned Acquired Assets” has the meaning set forth in Section 1.1.

“Shared Contract” means all Contracts of the Seller or another member of the Seller Group relating in part to the Business, but not exclusively relating to the Business, and not otherwise listed on Schedule 1.1(c) of the Seller Disclosure Schedule as an Assumed Contract, but excluding all corporate-level IT software licenses and licenses for engineering tools.

“Smart Sensing Network Equipment” means any sensing equipment for use in conjunction with or interoperable with a distributed network of sensors intended to measure or ascertain data, including video, imaging, RFID, audio, temperature, and data measurements, to the extent such equipment is the same as those (i) offered by the Enterprise Segment on or prior to the Initial Closing Date or (ii) under development by the Enterprise Segment on the Initial Closing Date.

“Software” has the meaning set forth in the IP Agreement.

“STI” means Symbol Technologies, Inc., a Delaware corporation and wholly-owned subsidiary of the Seller.

“STI Share” means 1,000 shares of common stock, $0.01 par value per share.

“Stock Powers” has the meaning set forth in Section 1.5(a).

“Straddle Period” means any taxable period that begins before and ends after the Initial Closing Date.

“Subsidiary” or “Subsidiaries” means any corporation, partnership, limited liability company, joint venture or other legal entity of any kind of which the Seller (either alone or through or together with one or more of its other Subsidiaries) owns, directly or indirectly, more than 50% of the voting stock or other equivalent ownership interests or the assets and liabilities of which are consolidated in the Seller Financial Statements.

“Surviving Corporation” has the meaning set forth in Section 1.6.

“Target Closing Working Capital” means an amount equal to $17,700,000.

“Tax” means all taxes, including income, ad valorem, Indirect Tax, real property, personal property, transfer, employment, unemployment, insurance, social security, business license, business organization, escheat, environmental, worker’s compensation, profits, license, lease, service use, severance, stamp, occupation, windfall profits, franchise and other taxes imposed by any Governmental Entity, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Contest” means an audit, examination, claim, dispute or controversy relating to Taxes.

“Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a Governmental Entity in connection with Taxes (and any amendments thereto).

“Tax Savings” means (A) the amount by which (i) the Purchaser’s and its Affiliates’ (including any Acquired Company) cumulative liability for Income Taxes through the end of any taxable year ending prior to the fourth anniversary of the Initial Closing Date if the Initial Closing Date is in 2014 (or the third anniversary of the Initial Closing Date if the Initial Closing is in 2015), calculated by excluding any Tax items attributable to such adjustment, exceeds (ii) the Purchaser’s and its Affiliates’ (including any Acquired Company) actual cumulative liability for Income Taxes through the end of the such tax year, calculated by taking into account any Tax items attributable to such adjustments to the extent such items are deductible plus (B) the amount by which the Purchaser’s and its Affiliates’ (including any Acquired Company) cumulative refunds for Income Taxes through the end of any taxable year ending prior to the fourth anniversary of the Initial Closing Date if the Initial Closing Date is in 2014 (or the third anniversary of the Initial Closing Date if the Initial Closing is in 2015), calculated by taking any Tax items attributable to such adjustment to the extent such items are deductible, exceeds (ii) the Purchaser’s and its Affiliates’ (including any Acquired Company) actual cumulative refunds for Income Taxes through the end of the such tax year, calculated by excluding any Tax items attributable to such adjustments.

“Termination Date” has the meaning set forth in Section 7.1(b).

“Third Party” means a Person that is not a party to this Agreement, but excluding any Affiliate of any party to this Agreement.

“Third Party Claim” has the meaning set forth in Section 8.3(d)(i).

“Transaction Agreements” means the Principal Agreements, the Lease/Sublease Agreements, the Joint Use & Occupancy Agreements, the Transition Services Agreement, the Transfer Documents and the Merger Documents.

“Transfer Documents” has the meaning set forth in Section 1.5.

“Transfer Taxes” has the meaning set forth in Section 9.1(d).

“Transferred Accounts” has the meaning set forth in Section 1.1(l).

“Transferred Cash” has the meaning set forth in Section 1.1(l).

“Transferred Employees” has the meaning set forth in the Employee Matters Agreement.

“Transition Services Agreement” means that certain transition services agreement to be entered into by and between the Seller and the Purchaser, in the form appended hereto as Exhibit D.

“Two-Way Radio Network” means a wireless network (whether implemented in hardware or Software) capable of enabling, managing, supervising, or securing a communication of voice, data, or multimedia information in compliance with any one or more of the Two-Way Radio Standards.

“Two-Way Radio Standards” means (i) any of the following standards: (A) Association of Public-Safety Communications Officials Project 25 (including Digital APCO P25), (B) European Telecommunications Standards Institute Terrestrial Trunked Radio (including TETRA), (C) European Telecommunications Standards Institute Digital Mobile Radio (including TETRAPOL), (D) European Telecommunications Standards Institute Digital Private Mobile Radio, (E) MotoTalk, (F) General Mobile Radio Service, (G) Family Radio Service, (H) Analog MDC-1200, (I) Analog Conventional, (J) Private Mobile Radio (PMR), Logic Trunked Radio (LTR), MPT 1327 / MPS 1327, Selcall (5-Tone), and NXDN, (K) Dogota, Mobile Radio (DMR), digital Private Mobile Radio (dPMR), and Police Digital Trunking (PDT), (L) Global Open Trunked Architecture (GoTa), (M) ARIB standards T-98 and T-102 (also known as DCR for Japan), (N) China specific protocol (PDMS/CDMR), (O) Enhanced Digital Access Communication System (EDACS), (P) OpenSky and GSM-R (Railway variant of GSM for Two-Way Radio), and (Q) Project 25 Conventional TDMA and China specific protocols (PDMR-T, PDMR-F); and (ii) various derivations thereof that do not fundamentally alter the character thereof. For the avoidance of doubt, “Two-Way Radio Standards” do not include Wireless Standards.

“Wireless Standards” means: (i) all cellular communication technical specifications adopted as a standard by either an SDO or a major operator of public subscription systems for in-country requirements (e.g., frequency spectrum availability, interconnection with preexisting telephony networks, etc.), as well as various adjunct protocols to the extent incorporated into such standards, including those technical specifications for digital radiotelephone service (A) promulgated by ETSI and presently known as the GSM, Pan-European Digital Cellular radiotelephone service (including Personal Communications Network services, presently known as DCS1800 and in the United States PCS1900), (B) promulgated in the United States by the Telecommunications Industry Association / Electronic Industries Associates (TIA/EIA) and presently known as AMPS (Advanced Mobile Phone System), NAMPS (Narrowband AMPS), TDMA Cellular/PCS - Radio Interface Interim Standards IS-I36, IS-137 or IS-138 (including IS-54, IS-55 and IS-56 and PCS 1900 standards JSTD-009, JSTD-010 and JSTD-011), (C) promulgated by ARIB (formerly RCR) and presently known as PDC (Personal Digital Cellular), (D) promulgated by the TIA and presently known as IS-95, IS-95B, RTT MC 1X, 1X Plus, and 1Xtreme Code Division Multiple Access services, (E) presently known as third generation (3G) cellular standards currently under development and known by such designations, including 3GPP, UMTS, WCDMA, 3GPP2, and CDMA2000, or (F) presently known as LTE; (ii) all technical specifications promulgated or currently under development by any of (A) IEEE and presently known as IEEE 802.11/WiFi or 802.15/WPAN standards, (B) EPCGlobal and presently known as EPC Radio Frequency Identity Protocols, (C) ISO/IEC 18000, 13157, 21481, 14443, or 15693, and presently known as RFID or NFC, or (D) Bluetooth; (iii) various derivations of the specifications and protocols referenced in clauses (i) and (ii) that do not fundamentally alter the character of such specifications and protocols (e.g., wireless air-interface, framing structure, control, call set-up and connection management); and (iv) any and all international versions of the specifications and protocols referenced in clauses (i) through (iii).